Filed Pursuant To Rule 424(b)(3)
Registration No. 333-156923

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Provident common stockholders:
On December 18, 2008, Provident Bankshares Corporation (“Provident”) and M&T Bank Corporation (“M&T”) agreed to a strategic business combination in which Provident will merge with a subsidiary of M&T. If the merger is completed, Provident common stockholders will have a right to receive 0.171625 of a share of M&T common stock for each share of Provident common stock held immediately prior to the merger. We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of Provident common stockholders being held to consider the agreement and plan of merger and related matters and to ask you to vote at the special meeting in favor of the agreement and plan of merger and the transactions contemplated thereby, including the merger.
The special meeting of the common stockholders of Provident will be held at 250 North Calvert Street, Baltimore, Maryland on April 8, 2009 at 10:00 a.m. local time.
At the special meeting, you will be asked to approve the Agreement and Plan of Merger (“merger agreement”) dated as of December 18, 2008 that Provident has entered into with M&T and First Empire State Holding Company, a wholly owned direct subsidiary of M&T (“Merger Sub”), and the transactions contemplated thereby, including the merger. In the merger, Provident will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of M&T. You will also be asked to approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.
The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of Provident common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Provident common stock for shares of M&T common stock in the merger, except with respect to any cash received instead of fractional shares of M&T common stock.
The market value of the merger consideration will fluctuate with the market price of M&T common stock. The following table shows the closing sale prices of M&T common stock and Provident common stock as reported on the New York Stock Exchange (the “NYSE”) and the NASDAQ Global Select Market (“NASDAQ”), respectively, on December 16, 2008, the trading day on which the exchange ratio was calculated, and on February 12, 2009, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Provident common stock, which we calculated by multiplying the closing price of M&T common stock on those dates by the exchange ratio of 0.171625.

	M&T	Provident	Implied Value of One
	Common Stock	Common Stock	Share of Provident
	(NYSE: MTB)	(NASDAQ: PBKS)	Common Stock
At December 16, 2008	$61.18	$6.63	$10.50
At February 12, 2009	$38.57	$6.37	$6.62
Provident’s Board of Directors has unanimously declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Provident common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.
To complete the merger, the merger agreement and the transactions contemplated thereby must be approved by the holders of two-thirds of all the votes entitled to be cast on the matter by Provident stockholders. Holders of Provident preferred stock may attend the meeting, but are not entitled to and are not being requested to vote at the Provident special meeting. Your vote is very important. Whether or not you expect to attend the special meeting, please vote as soon as possible to ensure that your shares are represented at the special meeting. Registered and many broker-managed stockholders can vote their shares by using a toll-free number or the Internet. Instructions for using these convenient services are provided on the enclosed proxy card. You may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it and mailing it in the envelope provided. If you sign and return your proxy card without specifying your vote, your shares will be voted in favor of the merger agreement and the transactions contemplated thereby.
This proxy statement/prospectus provides you with detailed information about the merger. In addition to being a proxy statement of Provident, this proxy statement/prospectus is also the prospectus of M&T for M&T common stock that will be issued in connection with the merger. We encourage you to read the entire document carefully. Please pay particular attention to “Risk Factors” beginning on Page 12 for a discussion of the risks related to the merger and owning M&T common stock after the merger.
I look forward to seeing you on April 8, 2009 in Baltimore, Maryland.
Sincerely,

Gary N. Geisel
Chairman and Chief Executive Officer
Please read this proxy statement/prospectus carefully because it contains important information about the merger. Read carefully the risk factors relating to the merger beginning on Page 12. You can also obtain information about M&T and Provident from documents that each of us has filed with the Securities and Exchange Commission.
Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either M&T or Provident, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This proxy statement/prospectus is dated February 17, 2009 and will be first mailed or otherwise delivered to Provident stockholders on or about February 17, 2009.

PROVIDENT BANKSHARES CORPORATION

NOTICE OF SPECIAL MEETING OF COMMON STOCKHOLDERS
TO BE HELD ON APRIL 8, 2009

Dear Provident common stockholder:

You are cordially invited to attend a special meeting of the common stockholders of Provident Bankshares Corporation, a Maryland corporation (“Provident”), on April 8, 2009 at 10:00 a.m. local time, at 250 North Calvert Street, Baltimore, Maryland, for the purpose of considering and voting upon the following matters:

•	To approve the Agreement and Plan of Merger (the “merger agreement”), dated as of December 18, 2008, among M&T Bank Corporation, a New York corporation (“M&T”), Provident and First Empire State Holding Company, a Maryland corporation and wholly owned direct subsidiary of M&T (“Merger Sub”), pursuant to which Provident will merge with and into Merger Sub as more fully described in the attached proxy statement/prospectus, and the transactions contemplated in the merger agreement, including the merger.

•	To adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

We have fixed the close of business on February 12, 2009 as the record date for determining those common stockholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only Provident common stockholders of record at the close of business on that date are entitled to and being requested to vote at the special meeting and any adjournments or postponements of the special meeting.

Please vote as soon as possible. To complete the merger, the merger agreement and the transactions contemplated thereby must be approved by the holders of two-thirds of all the votes entitled to be cast on the matter by Provident stockholders. Abstentions and shares that you have not authorized your broker to vote will have the same effect as votes against approval of the merger agreement and the transactions contemplated thereby. Whether or not you intend to attend the special meeting, please vote as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

We encourage you to read the attached proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 888-750-5834.

Provident’s Board of Directors has unanimously declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Provident common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

By Order of the Board of Directors

Gary N. Geisel
Chairman and Chief Executive Officer

Baltimore, Maryland
February 17, 2009

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about M&T and Provident from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from the appropriate company:

M&T Bank Corporation Attention: Shareholder Relations One M&T Plaza Buffalo, New York 14203 (716) 842-5138	Provident Bankshares Corporation Attention: Stockholder Relations 114 East Lexington Street Baltimore, Maryland 21202 (410) 277-2080

You will not be charged for any of these documents that you request. If you would like to request documents from either company, please do so by April 1, 2009 in order to receive them before Provident’s special meeting. M&T’s Internet address is http://www.mtb.com and Provident’s Internet address is http://www.provbank.com. The information on our Internet sites is not a part of this proxy statement/prospectus.

See “Where You Can Find More Information” on Page 68 and “Recent Developments” on Page 8.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by M&T (File No. 333-156923), constitutes a prospectus of M&T under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the M&T common shares to be issued to Provident common stockholders as required by the merger agreement. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Provident common stockholders, at which Provident common stockholders will be asked to vote upon a proposal to approve the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 17, 2009. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither the mailing of this document to Provident stockholders nor the issuance by M&T of stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Provident has been provided by Provident and information contained in this document regarding M&T has been provided by M&T.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this proxy statement/prospectus to fully understand the merger agreement and the transactions contemplated thereby, including the merger, and the voting procedures for the special meeting. We generally refer to M&T Bank Corporation as “M&T,” Provident Bankshares Corporation as “Provident,” and First Empire State Holding Company, a wholly owned subsidiary of M&T, as “Merger Sub” throughout this proxy statement/prospectus.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	Provident’s common stockholders are being asked to approve the Agreement and Plan of Merger, dated as of December 18, 2008 among M&T, Provident and Merger Sub, and the transactions contemplated thereby, including the merger of Provident with and into Merger Sub, with Merger Sub surviving, which we refer to as “the merger” within this proxy statement/prospectus.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. If you hold common stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the enclosed proxy card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	If I am a Provident common stockholder, should I send my Provident stock certificates with my proxy card?

A:	No. Please DO NOT send your Provident stock certificates with your proxy card. After the merger, M&T will send you instructions for exchanging Provident stock certificates for the merger consideration. Unless Provident common stockholders specifically ask to receive M&T stock certificates, the shares of M&T stock they receive in the merger will be issued in book-entry form.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote, by proxy or in person, will have the same effect as a vote against the merger agreement and the transactions contemplated thereby. The merger agreement and the transactions contemplated thereby must be approved by the holders of two-thirds of all the votes entitled to be cast on the matter by Provident stockholders. Holders of Provident preferred stock are not entitled to and are not being requested to vote at the Provident special meeting. Provident’s Board of Directors unanimously recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby, including the merger.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions and your broker submits an unvoted proxy, referred to as a broker non-vote, the broker non-vote will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger agreement and the transactions contemplated thereby. With respect to the proposal to adjourn the special meeting if necessary or appropriate to solicit additional proxies, an abstention will have the same effect as a vote against the proposal. If you fail to instruct your broker to vote your shares, your broker may vote your shares in its discretion on this proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All common stockholders, including common stockholders of record and common stockholders who hold their shares through banks, brokers, nominees or any other holder of record, may attend the special meeting. Holders of record of Provident common stock can vote in person at the special meeting. Holders of Provident preferred stock may attend the special meeting, but are not entitled to and are not being requested to vote at the special meeting. If you are not a common stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares of common stock, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares of common stock in your own name or have a letter from the record holder of your shares of common stock confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

Q:	Can I change my vote?

A:	Yes. A Provident common stockholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (i) giving written notice of revocation to Provident’s Corporate Secretary, (ii) properly submitting to Provident a duly executed proxy bearing a later date or (iii) attending the special meeting and voting in person. Any common stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Corporate Secretary) of a common stockholder at the special meeting will not constitute revocation of a previously given proxy.

All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Provident as follows: Corporate Secretary, 114 East Lexington Street, Baltimore, Maryland 21202.

Proxies may also be revoked via the Internet or telephone following the instructions on your proxy card.

Q:	Will Provident be required to submit the merger agreement to its stockholders?

A:	Yes. Under the terms of the merger agreement, unless the merger agreement is terminated before the Provident special meeting, Provident is required to submit the merger agreement to its common stockholders even if Provident’s Board of Directors has withdrawn, modified or qualified its recommendation.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2009. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of Provident common stockholders at the special meeting.

Q:	Whom should I call with questions about the special meeting or the merger?

A:	Provident common stockholders should call Innisfree M&A Incorporated, Provident’s proxy solicitor, toll-free at 888-750-5834, with any questions about the special meeting or the merger and related transactions.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire document and the other documents we refer you to for a more complete understanding of the merger between M&T and Provident. In addition, we incorporate by reference into this proxy statement/prospectus important business and financial information about M&T and Provident. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on Page 68. Each item in this summary includes a page reference directing you to a more complete description of that item. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, all references in the proxy statement/prospectus to “M&T,” “we,” “our” or “us” refer to M&T Bank Corporation. All references to “the Company” or to “Provident” refer to Provident Bankshares Corporation.

The Parties to the Merger (Page 56)

M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203
(716) 842-5445

M&T is a New York business corporation which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and under Article III-A of the New York Banking Law. M&T was incorporated in November 1969. As of September 30, 2008, M&T and its subsidiaries had consolidated total assets of $65.2 billion, deposits of $42.5 billion and stockholders’ equity of $6.4 billion. M&T had 12,124 full-time and 1,405 part-time employees as of September 30, 2008.

First Empire State Holding Company
One M&T Plaza
Buffalo, New York 14203
(716) 842-5445

First Empire State Holding Company, which we refer to herein as Merger Sub, is a Maryland corporation and a newly formed wholly owned subsidiary of M&T. Merger Sub was formed in connection with and for the purposes of the merger by M&T.

Provident Bankshares Corporation
114 East Lexington Street
Baltimore, Maryland 21202

Provident is a Maryland corporation which is registered as a bank holding company under the Bank Holding Company Act, as amended, and parent of Provident Bank of Maryland, a Maryland chartered stock commercial bank. As of September 30, 2008, Provident and its subsidiaries had consolidated total assets of $6.4 billion, deposits of $4.6 billion and stockholders’ equity of $0.54 billion. Provident had 1,592 full-time and 177 part-time employees as of September 30, 2008.

We Propose a Merger of Provident and Merger Sub (Page 19)

We propose that Provident merge with and into Merger Sub, a wholly owned direct subsidiary of M&T, with Merger Sub as the surviving corporation. Upon completion of the merger, the separate existence of Provident will terminate and Provident common stock will no longer be publicly traded. Immediately following the merger, Provident’s wholly owned direct bank subsidiary, Provident Bank of Maryland, will merge with and into one of M&T’s wholly owned bank subsidiaries. We currently expect to complete these mergers in the second quarter of 2009.

In the Merger, Provident Common Stockholders Will Have a Right to Receive 0.171625 of a Share of M&T Common Stock per Share of Provident Common Stock (Page 19)

Under the terms of the merger agreement, Provident common stockholders will have the right to receive 0.171625 of a share of M&T common stock for each share of Provident common stock held immediately prior to the merger. M&T will not issue any fractional shares of M&T common stock in the merger. Provident common stockholders who would otherwise be entitled to a fractional share of M&T common stock will instead receive an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily high and low per share sales prices of M&T common stock on the NYSE for the last trading day immediately prior to the closing date of the merger.

What Holders of Provident Stock Options and Restricted Stock Will Receive (Page 42)

Under the terms of the merger agreement, upon completion of the merger, the outstanding and unexercised stock options to acquire Provident common stock will fully vest and be converted into stock options to acquire M&T common stock adjusted to reflect the exchange ratio applicable to Provident common stock generally as follows:

•	the number of shares of M&T common stock subject to the adjusted M&T stock option will equal: (1) the number of shares of Provident common stock subject to the Provident stock option as of immediately prior to the completion of the merger multiplied by (2) the exchange ratio of 0.171625, rounded down to the nearest whole share; and

•	the exercise price per share of the adjusted M&T stock option will equal: (1) the exercise price per share of the Provident stock option as of immediately prior to the completion of the merger divided by (2) the exchange ratio of 0.171625 (rounded up to the nearest whole cent).

With respect to Provident restricted shares, under the terms of the merger agreement, immediately prior to the completion of the merger, the outstanding Provident restricted shares will fully vest, and, upon completion of the merger, the outstanding Provident restricted shares will be converted into unrestricted shares of M&T common stock adjusted to reflect the exchange ratio applicable to Provident common stock generally as follows:

•	the number of unrestricted shares of M&T common stock will equal: (1) the number of shares of restricted Provident common stock as of immediately prior to the completion of the merger, less any shares of Provident common stock withheld to satisfy tax withholding obligations, multiplied by (2) the exchange ratio of 0.171625, with fractional shares to be satisfied through a cash payment in accordance with the terms of the merger agreement.

The Merger Is Intended to Be Tax-Free to Provident Common Stockholders as to the Shares of M&T Common Stock They Receive (Page 52)

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and it is a condition to the respective obligations of M&T and Provident to complete the merger that each of M&T and Provident receives a legal opinion to that effect. Accordingly, the merger generally will be tax-free to a Provident common stockholder for United States federal income tax purposes as to the shares of M&T common stock he or she receives in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of M&T common stock that the Provident common stockholder would otherwise be entitled to receive.

The United States federal income tax consequences described above may not apply to all holders of Provident common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices of Securities (Page 55)

M&T common stock and Provident common stock are listed on the New York Stock Exchange (the “NYSE”) and the NASDAQ Global Select Market (“NASDAQ”), respectively, under the symbols “MTB” and “PBKS,” respectively. The following table presents the closing prices of M&T common stock and Provident common stock on December 16, 2008, the trading day on which the exchange ratio of 0.171625 was calculated, and on February 12, 2009, the last practicable date before our printing of this proxy statement/prospectus. The table also presents the implied value of the merger consideration proposed for each share of Provident common stock on those dates, as determined by multiplying the closing price of M&T common stock on those dates by the exchange ratio of 0.171625 provided for in the merger agreement, and assuming no adjustment.

			Implied
	M&T	Provident	Value of One
	Common Stock	Common Stock	Share of Provident
	(NYSE: MTB)	(NASDAQ: PBKS)	Common Stock

December 16, 2008	$61.18	$6.63	$10.50
February 12, 2009	$38.57	$6.37	$6.62

For each share of your Provident common stock, you will receive 0.171625 of a share of M&T common stock. The market prices of both M&T common stock and Provident common stock will fluctuate prior to the merger. You should obtain current stock price quotations for M&T common stock and Provident common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

Dividends; Coordination of Dividends (Page 38)

Before the merger, Provident will coordinate with M&T regarding dividend declarations and the related record dates and payment dates so that Provident common stockholders will not receive two or more dividends, or fail to receive at least one dividend, for any single quarter.

The payment, timing and amount of dividends by M&T or Provident on their common stock in the future, either before or after the merger is completed, are subject to the determination of the respective M&T and Provident Boards of Directors and depend on cash requirements, the financial condition and earnings of M&T and Provident, legal and regulatory considerations and other factors.

The Merger Will Be Accounted for as a “Business Combination” (Page 52)

The merger will be treated as a “business combination” using the acquisition method of accounting with M&T treated as the acquirer under generally accepted accounting principles, or GAAP.

Special Meeting of Provident Common Stockholders (Page 17)

Provident plans to hold its special meeting of common stockholders on April 8, 2009, at 10:00 a.m., local time, at 250 Calvert Street, Baltimore, Maryland. At the special meeting you will be asked to approve the merger agreement and the transactions contemplated thereby, to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement, and to transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

You can vote at the Provident special meeting of common stockholders if you owned Provident common stock at the close of business on February 12, 2009. As of that date, there were approximately 33,511,560 shares of Provident common stock outstanding and entitled to vote, approximately 722,039 of which, or 2.15%, were owned beneficially or of record by directors and officers of Provident. You can cast one vote for each share of Provident common stock that you owned on that date.

Sandler O’Neill & Partners, L.P. Has Provided an Opinion to Provident’s Board of Directors Regarding the Merger Consideration (Page 26)

Sandler O’Neill & Partners, L.P. delivered its opinion to Provident’s Board of Directors that, as of December 18, 2008 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.171625 of a share of M&T common stock for each share of Provident common stock held immediately prior to the merger is fair to the holders of Provident’s common stock from a financial point of view.

The full text of the written opinion of Sandler O’Neill, dated December 18, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Sandler O’Neill provided its opinion for the information and assistance of Provident’s Board of Directors in connection with its consideration of the merger. The Sandler O’Neill opinion is not a recommendation as to how any holder of Provident’s common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between Provident and Sandler O’Neill, Provident has agreed to pay Sandler O’Neill a transaction fee. For further information, please see the discussion under the caption “The Merger — Opinion of Provident’s Financial Advisor,” commencing on Page 26.

Provident’s Board of Directors Unanimously Recommends That Provident Stockholders Vote “FOR” Approval of the Merger Agreement and the Transactions Contemplated Thereby, Including the Merger (Page 23)

Provident’s Board of Directors has unanimously declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Provident common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

For more information concerning the background of the merger, the recommendation of Provident’s Board of Directors and the reasons for the merger and the recommendation, please see the discussions under “The Merger — Background of the Merger” and “The Merger — Reasons for the Merger; Recommendation of Provident’s Board of Directors,” commencing on Page 19 and Page 23, respectively.

Provident’s Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests (Page 39)

In considering the information contained in this proxy statement/prospectus, you should be aware that Provident’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Provident stockholders. These additional interests of Provident’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a stockholder.

Provident’s Board of Directors was aware of these interests and took them into account in its decision to declare advisable the merger agreement and the transactions contemplated thereby, including the merger. For information concerning these interests, please see the discussion under the caption “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger,” commencing on Page 39.

Provident Stockholders Do Not Have Dissenters’ Rights in the Merger (Page 36)

Under Maryland law, stockholders of a Maryland corporation are not entitled to exercise dissenters’ rights with respect to a merger if shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger or if the stockholders are not entitled to vote on the merger. Because Provident common stock is quoted on NASDAQ (and is expected to continue to be so quoted through the record date for the special meeting and completion of the merger), Provident common stockholders do not have the right to exercise dissenters’ rights with respect to the merger. Because holders of Provident preferred stock are not entitled to vote on the merger, holders of Provident preferred stock do not have the right to exercise dissenters’ rights. If the merger agreement and the transactions contemplated thereby are approved and the merger is completed, common stockholders who voted against the approval of the merger agreement and the transactions contemplated thereby will be treated the same as common stockholders who voted for the approval of the merger agreement and the transactions contemplated thereby and their shares will automatically be converted into the right to receive the merger consideration.

For further information as to the special meeting and the proxy solicited by Provident’s Board of Directors for purposes of the special meeting, please see the discussion under the caption “Questions and Answers about the Merger and Special Meeting” and “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger,” commencing on Pages iii and 39, respectively.

M&T and Provident Have Agreed When and How Provident Can Consider Third-Party Acquisition Proposals (Page 48)

M&T and Provident have agreed that Provident will not solicit or encourage proposals from third parties regarding certain acquisitions of Provident, its shares, or its businesses, or engage in related discussions, negotiations or agreements. However, prior to approval of the merger agreement by Provident’s common stockholders, Provident may (1) provide information in response to a request from a person who makes an unsolicited acquisition proposal, subject to such person entering into a confidentiality agreement that is no less favorable to Provident than its confidentiality agreement with M&T; (2) engage or participate in discussions or negotiations with a person who makes such an unsolicited acquisition proposal; or (3) change its recommendation in favor of the merger (but not terminate the merger agreement), if (A) prior to taking any such action, Provident’s Board of Directors determines, in good faith, after consultation with its outside legal advisors, that such action is required in order for Provident’s Board of Directors to comply with its fiduciary duties, (B) prior to providing information or engaging or participating in discussions or negotiations, Provident’s Board of Directors determines, in good faith, after consultation with its financial advisors, that the acquisition proposal either constitutes a superior proposal compared to the transactions contemplated in the merger agreement or is reasonably likely to result in a superior proposal, and (C) prior to changing its recommendation, Provident’s Board of Directors determines, in good faith, after consultation with its financial advisors and outside legal advisors, that the acquisition proposal is a superior proposal, and Provident provides M&T notice that Provident’s Board of Directors intends to or may change its recommendation and provides an opportunity for M&T to make an improved proposal. Unless the merger agreement is terminated before the Provident special meeting, Provident is required to submit the merger agreement to its stockholders even if Provident’s Board of Directors has withdrawn, modified or qualified its recommendation, consistent with the terms of the merger agreement.

Merger Requires the Approval of Holders of Two-Thirds of Votes Entitled to Be Cast (Page 18)

The merger agreement and the transactions contemplated thereby must be approved by the holders of two-thirds of all the votes entitled to be cast on the matter by Provident stockholders. Holders of Provident preferred stock are not entitled to and are not being requested to vote at the Provident special meeting. Provident’s Board of Directors has fixed the close of business on February 12, 2009 as the record date for determining the Provident common stockholders entitled to receive notice of and to vote at the special meeting. As of that date, Provident directors and executive officers and their affiliates beneficially owned approximately 722,039, or 2.15%, of the shares entitled to vote at the Provident special meeting.

Provident is calling a special meeting of the common stockholders to consider and vote on the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (Page 50)

Currently, we expect to complete the merger in the second quarter of 2009. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	approval by Provident common stockholders;

•	the receipt of all regulatory consents and approvals required in connection with the merger of Provident into M&T and the merger of certain banking subsidiaries of M&T and Provident, which we refer to herein as the bank merger (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on Provident or M&T measured on a scale relative to Provident);

•	the receipt by each of M&T and Provident of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•	the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order by any court or other governmental entity, which is in effect and prohibits completion of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the M&T common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standards provided in the merger agreement; and

•	the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (Page 51)

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of the M&T and Provident Boards of Directors, or by either party in the following circumstances:

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of being cured by December 18, 2009, and is cured within 30 days of notice of the breach;

•	if the merger has not been completed by December 18, 2009, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if the Provident common stockholders fail to approve the merger agreement and the transactions contemplated thereby at the special meeting; or

•	if there is any final, non-appealable order permanently enjoining or prohibiting the completion of the merger or any consent, registration, approval, permit or authorization is denied such that the regulatory approval condition to the merger cannot be satisfied as of the closing date.

In addition, M&T may terminate the merger agreement if Provident’s Board of Directors (1) submits the merger agreement to stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation in any manner adverse to M&T or (2) approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an acquisition proposal other than the merger. M&T may also terminate the merger agreement if Provident fails to substantially comply with its obligations with respect to acquisition proposals or obtaining the approval of Provident common stockholders.

Effect of Termination.  If the merger agreement is terminated, it will become void, and there will be no liability on the part of M&T or Provident, except that (1) both M&T and Provident will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses and the confidential treatment of information, will survive the termination.

Termination Fee (Page 51)

Provident will pay M&T a $15.8 million termination fee if:

•	an acquisition proposal has been made or proposed to Provident or its stockholders or publicly disclosed and M&T terminates the merger agreement either because Provident’s Board of Directors withdraws or changes its recommendation in favor of the merger or recommends another acquisition proposal or Provident fails to substantially comply with its obligations concerning holding the special meeting or soliciting acquisition proposals; or the merger agreement is terminated by Provident due to failure to obtain stockholder approval in such circumstances;

•	prior to the special meeting, an acquisition proposal is made known to Provident, made directly to Provident common stockholders generally, otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal; the merger agreement is terminated as a result of (i) an incurable, willful breach by Provident; (ii) a failure to obtain stockholder approval; or (iii) by Provident upon a failure to consummate the merger by December 18, 2009; and, in any such case, Provident enters into a definitive agreement to consummate an acquisition proposal within 12 months of such termination and consummates such within 18 months following such termination or, within 12 months following such termination, consummates any acquisition proposal.

Regulatory Approvals Required for the Merger (Page 36)

Each of M&T and Provident has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These approvals include approval from the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Commissioner of Financial Regulation in the Department of Labor, Licensing, and Regulation of the State of Maryland. M&T and Provident have completed the filing of applications and notifications to obtain the required regulatory approvals. Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of Provident Common Stockholders Following the Merger Will Be Different (Page 61)

The rights of M&T common stockholders are governed by New York law and by M&T’s restated certificate of incorporation, as amended, and amended and restated by-laws. The rights of Provident common stockholders are governed by Maryland law, and by Provident’s articles of incorporation, as amended, and amended and restated by-laws. Upon the completion of the merger, the rights of Provident common stockholders will be governed by New York law, M&T’s restated certificate of incorporation, as amended, and amended and restated by-laws.

RECENT DEVELOPMENTS

M&T.  On January 22, 2009, M&T announced its results of operations for the fiscal quarter and full-year ended December 31, 2008. Diluted earnings per common share were $.92 in the fourth quarter of 2008, up from $.60 in the year-earlier period and $.82 in the third quarter of 2008. Net income for the fourth quarter of 2008 totaled $102 million, up from $65 million and $91 million in the fourth quarter of 2007 and the third quarter of 2008, respectively. Diluted earnings per common share for the years ended December 31, 2008 and 2007 were $5.01 and $5.95, respectively. Net income was $556 million in 2008 and $654 million in 2007. Fourth quarter net income and earnings per common share were negatively impacted by other-than-temporary impairment charges of $24 million (pre-tax) on certain investment securities and a $19 million (pre-tax) addition to the valuation allowance for capitalized residential mortgage servicing rights.

Provident.  On January 27, 2009, Provident announced its results of operations for the fiscal quarter and full-year ended December 31, 2008. Provident recorded a net loss of $26.7 million, or ($0.88) per diluted share, for the fourth quarter of 2008, compared with a net loss of $15.5 million, or ($0.49) per diluted share, for the same period of the prior year. The net loss recorded in the fourth quarter of 2008 was primarily due to a $32.7 million pre-tax non-cash accounting charge for other-than-temporary impairment of certain investment securities and a $21.5 million provision for loan losses as a result of internal risk rating downgrades in the loan portfolio. For the full-year 2008, the Company recorded a net loss of $39.5 million, or ($1.38) per diluted share, compared to net income of $32.1 million, or $1.00 per diluted share, for 2007.

Market Developments and Economic Conditions.  In recent periods, United States and global markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economy, industry and regulatory environment, have had a marked negative impact on the industry. These developments and conditions have also negatively impacted the financial position and results of operations of both M&T and Provident, even though M&T’s most recent quarterly period reflected an improvement over recent prior results.

The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including M&T and Provident, are numerous and include (1) continued or worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in assets values, (3) capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated. See “Risk Factors” beginning on Page 12 for more information.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

Unaudited Comparative Per Common Share Data

The following table sets forth certain historical, pro forma and pro forma per equivalent share financial information for M&T and Provident. The historical information is based on historical financial information and related notes that M&T and Provident have presented in their prior filings with the SEC. You should read the financial information provided in the following table together with this historical financial information and related notes. The historical financial information is also incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” on Page 68 for a description of where you can find this historical information. See also “Recent Developments” on Page 8. The pro forma and pro forma per equivalent share information give effect to the merger as if the merger had been effective on the date presented in the case of the book value data, and as if the merger had been effective as of January 1, 2007 of the indicated period in the case of the earnings per share and the cash dividends data. The pro forma data in the table assumes that the merger is accounted for using the “business combination” acquisition method of accounting treating M&T as the acquirer and is derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of M&T and Provident, which are incorporated in this document by reference. The pro forma financial adjustments record the assets and liabilities of Provident at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, nor the impact of possible business model changes. As a result, the pro forma results are not necessarily indicative of what would have occurred had the acquisition taken place on the assumed dates, nor do they represent an attempt to predict or suggest future results.

				Pro Forma
	Historical		Pro Forma	Equivalent
	M&T	Provident	Combined	Provident Share

Basic Earnings
For the nine months ended September 30, 2008	$4.12	(0.49)	3.73	$0.64
For the year ended December 31, 2007	6.05	1.00	5.96	1.02
Diluted Earnings
For the nine months ended September 30, 2008	$4.09	(0.49)	3.70	$0.64
For the year ended December 31, 2007	5.95	1.00	5.86	1.01
Cash Dividends
For the nine months ended September 30, 2008	$2.10	0.55	2.10	$0.36
For the year ended December 31, 2007	2.60	1.25	2.60	0.45
Book Value
As of September 30, 2008	$58.17	14.73	59.52	$10.21
As of December 31, 2007	58.99	17.56	60.86	10.45

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF M&T

Selected Consolidated Historical Financial Data of M&T

The following table summarizes financial results achieved by M&T for the periods and at the dates indicated and should be read in conjunction with M&T’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that M&T has previously filed with the SEC. Historical financial information for M&T can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007. See “Where You Can Find More Information” on Page 68 for instructions on how to obtain the information that has been incorporated by reference. See also “Recent Developments” on Page 8. Financial amounts as of and for the nine months ended September 30, 2008 and 2007 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but management of M&T believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2008 and 2007 indicate results for any future period.

	As of or for the Nine Months
	Ended September 30,		As of or for the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands, except per share data)

Summarized Income Statement Data:
Net interest income	$1,453,721	$1,380,027	$1,850,237	$1,817,541	$1,794,343	$1,734,572	$1,598,755
Provision for credit losses	261,000	91,000	192,000	80,000	88,000	95,000	131,000
Other income	697,562	772,499	932,989	1,045,852	949,718	942,969	831,095
Other expense	1,280,177	1,182,216	1,627,689	1,551,751	1,485,142	1,516,018	1,448,180
Income taxes	156,460	289,981	309,278	392,453	388,736	344,002	276,728

Net income	453,646	589,329	654,259	839,189	782,183	722,521	573,942
Per Common Share Data:
Basic net income	$4.12	$5.45	$6.05	$7.55	$6.88	$6.14	$5.08
Diluted net income	4.09	5.34	5.95	7.37	6.73	6.00	4.95
Book value at end of period	58.17	58.40	58.99	56.94	52.39	49.68	47.55
Cash dividends	2.10	1.90	2.60	2.25	1.75	1.60	1.20
Weighted Average Number of Shares:
Basic	110,158	108,220	108,129	111,173	113,689	117,696	113,010
Diluted	111,000	110,342	110,012	113,918	116,232	120,406	115,932
Average Balance Sheet Data:
Total assets	$65,198,034	$57,533,005	$58,545,310	$55,839,101	$54,134,983	$51,516,603	$45,349,219
Total borrowings	17,919,610	13,176,002	13,814,354	10,542,908	11,301,850	10,974,144	10,349,048
Stockholders’ equity	6,465,420	6,209,120	6,247,274	6,041,469	5,797,823	5,700,781	4,940,554

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PROVIDENT

Selected Consolidated Historical Financial Data of Provident

The following table summarizes financial results achieved by Provident for the periods and at the dates indicated and should be read in conjunction with Provident’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Provident has previously filed with the SEC. Historical financial information for Provident can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007. See “Where You Can Find More Information” on Page 68 for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the nine months ended September 30, 2008 and 2007 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but management of Provident believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2008 and 2007 indicate results for any future period.

	As of or for the Nine Months
	Ended September 30,		As of or for the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In thousands, except per share data)

Summarized Income Statement Data:
Net interest income	$134,824	$145,320	$191,232	$204,411	$198,930	$182,213	$148,880
Provision for loan losses	16,085	13,338	23,365	3,973	5,023	7,534	11,122
Other income(1)	5,746	96,257	79,919	113,262	112,289	100,968	88,373
Other expense	154,997	160,081	211,089	214,579	200,737	183,728	157,261
Income taxes	(17,722)	20,554	4,567	29,118	32,509	29,939	17,415

Net income (loss)	(12,790)	47,604	32,130	70,003	72,950	61,980	51,455
Per Common Share Data:
Basic net income	$(0.49)	$1.48	$1.00	$2.14	$2.21	$2.05	$2.10
Diluted net income	(0.49)	1.48	1.00	2.12	2.17	2.00	2.05
Book value at end of period(2)	14.73	19.10	17.56	19.54	19.14	18.68	13.22
Cash dividends	0.55	0.93	1.25	1.17	1.09	1.01	0.93
Weighted Average Number of Shares:
Basic	32,443	32,063	31,972	32,727	32,956	30,299	24,495
Diluted	32,443	32,259	32,195	33,082	33,656	30,971	25,142
Average Balance Sheet Data:
Total assets	$6,463,759	$6,243,179	$6,284,152	$6,375,182	$6,381,398	$6,061,611	$4,991,775
Total borrowings	1,423,363	1,441,781	1,474,369	1,634,824	1,814,506	1,863,266	1,515,661
Stockholders’ equity	645,117	643,008	643,998	653,824	629,354	512,853	312,371

(1)	Includes impairment on investment securities of $87,973 and $47,488 for the nine months ended September 30, 2008 and the full year ended 2007, respectively.

(2)	Book value as of the nine months ended September 30, 2008 excludes preferred stock outstanding of $49,400.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” commencing on Page 15 and the matters discussed under the caption “Risk Factors” in the Annual Reports on Forms 10-K filed by M&T and Provident, respectively, for the year ended December 31, 2007, as updated by subsequently filed Forms 10-Q, you should carefully consider the following risk factors in deciding how to vote on the merger agreement and the transactions contemplated thereby, including the merger.

Because the market price of M&T common stock will fluctuate, Provident common stockholders cannot be sure of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of Provident common stock will be converted into the right to receive merger consideration consisting of 0.171625 of a share of M&T common stock pursuant to the terms of the merger agreement. The market value of the merger consideration may vary from the closing price of M&T common stock on the date we announced the merger, on the date that this proxy statement/prospectus was mailed to Provident stockholders, on the date of the special meeting of the Provident common stockholders and on the date we complete the merger and thereafter. Any change in the market price of M&T common stock prior to completion of the merger will affect the market value of the merger consideration that Provident common stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Provident common stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither M&T nor Provident is permitted to terminate the merger agreement or re-solicit the vote of Provident common stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of M&T common stock or shares of Provident common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of M&T common stock and for shares of Provident common stock.

Provident will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Provident and consequently on M&T. These uncertainties may impair Provident’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Provident to seek to change existing business relationships with Provident. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with M&T. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with M&T, M&T’s business following the merger could be harmed. In addition, the merger agreement restricts Provident from making certain acquisitions and taking other specified actions until the merger occurs without the consent of M&T. These restrictions may prevent Provident from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Agreement and Plan of Merger — Covenants and Agreements” commencing on Page 46 of this proxy statement/prospectus for a description of the restrictive covenants to which Provident is subject.

The opinion obtained by Provident from its financial advisor will not reflect changes in circumstances between signing the merger agreement and completion of the merger.

Provident has not obtained an updated opinion as of the date of this proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of Provident or M&T, general market and economic conditions and other factors that may be beyond the control of Provident or M&T, and on which Provident’s financial advisor’s opinion was based, may significantly alter the value of Provident or the prices of shares of M&T common stock or Provident common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Provident does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the exchange ratio from a financial point of view at the time the merger is completed. Provident’s Board of Directors’ recommendation that Provident common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, however, is as of the date of this proxy statement/prospectus. For a description of the opinion that Provident received from its financial advisor, please refer to “The Merger — Opinion of Provident’s Financial Advisor,” commencing on Page 26. For a description of the other factors considered by Provident’s Board of Directors in determining to declare the merger and the other transactions contemplated in the merger agreement to be advisable, please refer to “The Merger — Background of the Merger,” and “The Merger — Reasons for the Merger; Recommendation of Provident’s Board of Directors,” commencing on Page 19 and Page 23, respectively.

Combining the two companies may be more difficult, costly or time-consuming than we expect.

M&T and Provident have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and in a timely manner, the expected benefits of the merger may not be realized.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals or consents must be obtained from the Federal Reserve Board and various bank regulatory and other authorities. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger agreement. Although M&T and Provident do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting the revenues of M&T, any of which might have a material adverse effect on M&T following the merger.

There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The merger agreement limits Provident’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Provident’s ability to discuss competing third-party proposals to acquire all or a significant part of Provident. These provisions, which include a $15.8 million termination fee payable under certain circumstances, might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Provident from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Provident than it might otherwise have proposed to pay.

If the merger is not consummated by December 18, 2009, either M&T or Provident may choose not to proceed with the merger.

Either M&T or Provident may terminate the merger agreement if the merger has not been completed by December 18, 2009, unless the failure of the merger to be completed has resulted from the material failure of the party seeking to terminate the merger agreement to perform its obligations.

Termination of the merger agreement could negatively impact Provident.

If the merger agreement is terminated, there may be various consequences. For example, Provident’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, or the market price of Provident common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and Provident’s Board of Directors seeks another merger or business combination, Provident stockholders cannot be certain that Provident will be able to find a party willing to pay an equivalent or more attractive price than the price M&T has agreed to pay in the merger.

Some of the directors and executive officers of Provident may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and executive officers of Provident may be different from those of Provident common stockholders, and directors and officers of Provident may be participants in arrangements that are different from, or in addition to, those of Provident common stockholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger” beginning on Page 39.

The shares of M&T common stock to be received by Provident common stockholders as a result of the merger will have different rights from the shares of Provident common stock currently held by them.

The rights associated with Provident common stock are different from the rights associated with M&T common stock. See the section of this proxy statement/prospectus entitled “Comparison of Common Stockholder Rights” commencing on Page 61.

The market price of M&T common stock after the merger may be affected by factors different from those affecting Provident common stock or M&T common stock currently.

The businesses of M&T and Provident differ in some respects and, accordingly, the results of operations of the combined company and the market price of M&T’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of M&T or Provident. For a discussion of the businesses of M&T and Provident and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” on Page 68.

We may fail to realize the cost savings estimated for the merger.

M&T estimates to achieve cost savings from the merger when the two companies have been fully integrated. While M&T continues to be comfortable with these expectations as of the date of this proxy statement/prospectus, it is possible that the estimates of the potential cost savings could turn out to be incorrect. The cost savings estimates also assume our ability to combine the businesses of M&T and Provident in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or M&T is not able to combine successfully the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Provident common stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Provident’s common stockholders currently have the right to vote in the election of the Board of Directors of Provident and on other matters affecting Provident. Upon the completion of the merger, each Provident common stockholder that receives shares of M&T common stock will become a stockholder of M&T with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Provident. It is expected that the former common stockholders of Provident as a group will receive shares in the merger constituting less than 5% of the outstanding shares of M&T common stock immediately after the merger. Because of this, Provident’s common stockholders may have less influence on the management and policies of M&T than they now have on the management and policies of Provident.

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations of M&T, Provident and/or the combined company.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. M&T and Provident’s businesses and financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by Congress, governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial position or results of operation of M&T, Provident and/or the combined company.

Impairments in the value of M&T and Provident’s respective securities portfolios or other assets could further affect each of their results of operations or the results of operations of the combined company.

Under accounting principles generally accepted in the United States, each of M&T and Provident is required to review its investment portfolio (as well as its other investments and goodwill) periodically for the presence of other-than-temporary-impairment of its securities, taking into consideration current market conditions, the extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts’ evaluations, our ability and intent to hold investments until a recovery of fair value, as well as other factors. Adverse developments with respect to one or more of the foregoing factors have required M&T and Provident to deem particular securities to be other-than-temporarily impaired, with the reduction in the value recognized as a charge to M&T and Provident’s respective earnings. Recent market volatility has made it extremely difficult to value certain securities held by each of M&T and Provident. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require either M&T or Provident to recognize further impairments in the value of its securities portfolio, which may have an adverse effect on its results of operations in future periods. Similarly, either M&T or Provident may be required to recognize impairments in the value of other investments or goodwill, any of which may have an adverse effect on its results of operations in future periods.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of M&T and Provident with the SEC, in press releases and in oral and written statements made by or with the approval of M&T or Provident that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the merger between M&T and Provident, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger;

•	statements of plans, objectives and expectations of M&T or Provident or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” “possible,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the businesses of M&T and Provident will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	material differences in the actual financial results of merger and acquisition activities compared with expectations, such as with respect to the full realization of anticipated cost savings and revenue enhancements within the expected time frame, including as to the merger;

•	revenues following the merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the ability to obtain governmental approvals required for the transactions contemplated in the merger agreement, including the merger and the bank merger, on the proposed terms and schedule;

•	the failure of Provident’s common stockholders to approve the merger agreement and the transactions contemplated thereby;

•	local, regional, national and international economic conditions and the impact they may have on M&T and Provident and their customers and M&T’s and Provident’s assessment of that impact;

•	the significant downturn in the residential real estate market that began in 2007 has continued in 2008 and may continue in 2009, resulting in declining home prices, higher foreclosures and loan charge-offs, and lower market prices on investment securities backed by residential real estate, all of which could negatively impact M&T’s and Provident’s results of operations;

•	lower demand for M&T’s and Provident’s products and services and lower revenues and earnings could result from an economic recession;

•	lower fee income from M&T’s and/or Provident’s brokerage and trust businesses could result from significant declines in stock market prices;

•	lower earnings could result from other-than-temporary-impairment charges related to M&T’s and Provident’s investment securities portfolios or other assets;

•	higher FDIC insurance costs due to bank failures that have caused the FDIC Deposit Insurance Fund to fall below minimum;

•	absence of any assurance that the Emergency Economic Stabilization Act of 2008 will improve the condition of the financial markets;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	other changes in accounting requirements;

•	inflation, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity and financial resources in the amounts, at the times and on the terms required to support M&T’s and Provident’s or the combined company’s future businesses;

•	legislation or other governmental action affecting the financial services industry as a whole, participants in the TARP Capital Purchase Program or other programs, M&T, Provident and/or M&T or Provident’s subsidiaries individually or collectively, including changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which M&T and Provident must comply;

•	M&T’s and Provident’s common shares outstanding and common stock price volatility;

•	fair value of and number of stock-based compensation awards to be issued in future periods;

•	rapid technological developments and changes;

•	M&T’s and Provident’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis and the mix of those products and services;

•	containing costs and expenses;

•	protection and validity of intellectual property rights;

•	reliance on large customers;

•	technological, implementation and cost/financial risks in contracts; and

•	the outcome of pending and future litigation and governmental proceedings.

Additional factors that could cause M&T’s or Provident’s results to differ materially from those described in the forward-looking statements can be found in M&T’s and Provident’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Where You Can Find More Information” on Page 68 for a description of where you can find this information. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to M&T or Provident or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this proxy statement/prospectus. Forward-looking statements speak only as of the date on which such statements are made. M&T and Provident undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

PROVIDENT SPECIAL MEETING

This section contains information from Provident for Provident common stockholders about the special meeting Provident has called for common stockholders to consider and approve the merger agreement and the transactions contemplated thereby. We are mailing this proxy statement/prospectus to you, as a Provident common stockholder, on or about February 17, 2009. Together with this proxy statement/prospectus, we are also sending to you a notice of the special meeting of Provident common stockholders and a form of proxy card that Provident’s Board of Directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting. The special meeting will be held on April 8, 2009, at 10:00 a.m. local time, at 250 Calvert Street, Baltimore, Maryland.

This proxy statement/prospectus is also being furnished by M&T to Provident common stockholders as a prospectus in connection with the issuance of shares of M&T common stock upon completion of the merger.

Matters to Be Considered

The only matter to be considered at the Provident special meeting is the approval of the merger agreement and the transactions contemplated thereby. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting. Provident could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes in favor of the merger agreement.

Recommendation of Provident’s Board of Directors

Provident’s Board of Directors has unanimously declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Provident common stockholders vote “FOR”

approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

Record Date

Provident’s Board of Directors has fixed the close of business on February 12, 2009 as the record date for determining the Provident common stockholders entitled to receive notice of and to vote at the special meeting. Only Provident common stockholders of record as of the record date are entitled to and are being requested to vote at the special meeting. As of the record date, 33,511,560 shares of Provident common stock were issued and outstanding and held by approximately 3,796 record holders. Provident common stockholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of Provident common stock held of record at the close of business on the record date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Provident common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as shares present. Abstentions and broker non-votes will have the same effect as votes against approval of the merger agreement and the transactions contemplated thereby, including the merger.

Action Required

The merger agreement and the transactions contemplated thereby must be approved by the holders of two-thirds of all the votes entitled to be cast on the matter by Provident stockholders. Holders of Provident preferred stock are not entitled to and are not being requested to vote at the Provident special meeting. The merger agreement and the consummation of the transactions contemplated therein will not require the approval of the holders of M&T common stock under the New York Business Corporation Law or the rules of the NYSE.

As of the record date, Provident directors and executive officers and their affiliates held approximately 722,039 shares (or 2.15% of the outstanding shares) of Provident common stock entitled to vote at the special meeting.

As of the record date, M&T and its subsidiaries held no shares of Provident common stock (other than shares held as fiduciary, custodian or agent as described below) and its directors and executive officers or their affiliates held approximately 23,600 shares (or less than 0.01% of the outstanding shares) of Provident common stock. See “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger.” As of the record date, subsidiaries of M&T, as fiduciaries, custodians or agents, held a total of approximately 102,583 shares of Provident common stock, representing approximately less than 0.01% of the shares entitled to vote at the Provident special meeting, and maintained sole or shared voting power over approximately 13,175 of these shares.

Solicitation of Proxies

Proxies are being solicited by Provident’s Board of Directors from Provident common stockholders. Shares of Provident common stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the enclosed proxy cards. If no instructions are indicated, such proxies will be voted “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” any motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise.

Revocation of Proxies

A Provident common stockholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (i) giving written notice of revocation to Provident’s Corporate Secretary, (ii) properly submitting to Provident a duly executed proxy bearing a later date or (iii) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Provident as follows: Corporate Secretary, 114 East Lexington Street, Baltimore, Maryland 21202. Proxies may also be revoked via the Internet or telephone following the instructions on your proxy card.

THE MERGER

Terms of the Merger

Each of the M&T Board of Directors and Provident’s Board of Directors has approved and adopted or declared advisable the merger agreement, which provides for the merger of Provident with and into Merger Sub, with Merger Sub being the surviving corporation in the merger and remaining a subsidiary of M&T. Each share of Provident common stock, par value $1.00 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of Provident common stock held by Provident or M&T, will be converted into the right to receive 0.171625 of a share of M&T common stock.

Provident common stockholders are being asked to approve the merger agreement and the transactions contemplated thereby.

Background of the Merger

Historically, Provident has periodically reviewed ways to enhance its performance and prospects in light of market, economic, regulatory, competitive and other factors and has considered its strategic alternatives. In addition, with the approval of Provident’s Board of Directors, the Chairman of the Board of Directors and Chief Executive Officer of Provident, Gary Geisel, has maintained relationships with senior officers of possible strategic partners, including senior officers of M&T. Until recently, Provident’s Board of Directors and management considered independence to be the appropriate strategic policy for Provident because they believed that independence was in the long-term best interests of, and would deliver greater long-term value to, Provident’s stockholders as compared to other strategic options such as a sale of Provident, a joint venture or any other significant business combination transaction.

In the second quarter of 2007, softening residential housing markets, rising delinquency and default rates on mortgage loans and increasingly volatile and constrained secondary credit markets began affecting the banking and financial services industry generally. Although these issues first appeared in the subprime mortgage market, they grew in significance and expanded into the prime mortgage market and broader consumer and commercial credit markets. These factors, along with adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, had negative impacts on Provident’s results of operations, credit costs and investment values. Provident reported write-downs to a significant portion of Provident’s REIT trust preferred and non-agency mortgage-backed securities portfolios and increased provisions for loan losses for the fourth quarter of 2007 and the first quarter of 2008. As a consequence of these developments, Provident’s Board of Directors and management began to consider ways to address these issues and improve Provident’s capital and liquidity positions.

In April 2008, Provident’s Board of Directors and management announced a multi-tiered capital plan intended to raise additional capital and provide Provident with additional liquidity, which included the successful completion of a private placement of $64.8 million of its capital stock to certain institutional and individual accredited investors, resulting in $62.4 million in cash proceeds to Provident. In connection with the private placement, Provident and its advisors, including Sandler O’Neill & Partners, L.P., which we refer to as Sandler O’Neill, approached a number of financial institutions and other investors, including M&T, as well as officers and directors of Provident. The private placement ultimately included sales of 16,000 shares of Series A Mandatory Convertible Non-Cumulative preferred stock to M&T for $16.0 million and 72,110 shares of common stock to officers and directors of Provident for $0.8 million. The capital plan also included the successful completion of a private placement of $50.0 million of subordinated unsecured debt to qualified institutional buyers and accredited investors. Provident also reported a cash dividend of $0.11 per share of common stock for the first quarter of 2008, a 66% reduction from the prior quarterly dividend.

For the second and third quarters of 2008, Provident announced net income of $10.2 million, or $0.27 per diluted share, and a net loss of $5.4 million, or ($0.21) per diluted share, respectively, which included non-cash, pre-tax accounting charges for other-than-temporary-impairment of $20.7 million and $24.6 million, respectively for certain investment securities. Provident’s Board of Directors and management continued to monitor the various implications of the worsening economic and market conditions, their impact on Provident, and the possible need for and prospects of success of further capital-raising transactions and/or possible strategic transactions with other financial institutions. Among other things, Provident’s Board of Directors considered the high cost of raising capital in the current credit environment, the possible need for additional capital in the future and the possible difficulties of obtaining such capital in an expedited manner should the need arise due to downgrades in Provident’s investment securities portfolio or otherwise. Provident’s Board of Directors also considered the factors relating to the state of the economy described under “Recent Developments”, beginning at Page 8 of this proxy statement/prospectus.

In October 2008, the U.S. Treasury announced that it had established the Troubled Asset Relief Program (“TARP”) Capital Purchase Program. Eligible institutions were granted until November 14, 2008 to apply to participate in the TARP. After considering the implications and impacts of a TARP investment, including the potential improvement to Provident’s capital position and liquidity in the amount of any cash proceeds from the TARP investment, Provident’s Board of Directors approved Provident’s application to participate in the TARP. Provident reported on November 14, 2008 that, pursuant to the TARP, it had sold shares of a newly created class of Fixed Rate Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase shares of Provident’s common stock to the U.S. Treasury for an aggregate purchase price of $151.5 million in cash, increasing its capital by a like amount. As a result of the TARP investment, Provident’s regulatory capital ratios improved. In particular, Provident’s tangible capital ratio, which was 4.63% prior to the investment, improved to 7.09% on a pro forma basis, its Tier One risk-based capital ratio, which was 10.31% prior to the investment, improved to 13.25% on a pro forma basis, and its total risk-based capital ratio, which as 12.46% prior to the investment, improved to 15.41% on a pro forma basis.

In mid-November 2008, a leading ratings agency reviewed and downgraded a broad range of collateralized debt obligations, or CDOs, including bank pooled trust preferred securities held by Provident in its investment portfolio. The securities had a face value of approximately $138 million in a total portfolio of $408 million. Provident understood that the ratings agency was also in the process of reviewing a range of other CDOs, which range was likely to include the remaining securities in Provident’s investment portfolio. On November 19, 2008, Provident’s management briefed Provident’s Board of Directors as to the possible impact of these downgrades, including other-than-temporary-impairment implications. Among other things, Provident’s management briefed Provident’s Board of Directors as to the potentially adverse impact of the downgrades on Provident’s compliance with regulatory capital ratio requirements. In addition, Provident’s Board of Directors and management discussed the potential risk and earnings impacts of downgrades, including other-than-temporary-impairments, of Provident’s remaining trust preferred and certain other securities, and the likelihood of any change in “fair value” accounting requirements under SFAS No. 157. Provident’s Board of Directors discussed the challenges of remaining independent following its write-down and given the adverse developments in the financial industry and uncertainty as to the economy generally. In particular, Provident’s Board of Directors considered the possible need for additional capital in the future and the potential risk and earnings impact of the downgrades, including the potential impact on the market prices for Provident’s common stock in the future. After considering these matters and the prevailing economic and market conditions and outlook, Provident’s Board of Directors, with advice from Provident’s financial advisor with respect to the merger, Sandler O’Neill, authorized and directed management to work with Sandler O’Neill to begin to explore Provident’s strategic alternatives, including by considering the potential for further public or private capital raising activities or financial or balance sheet restructurings and by soliciting initial indications of interest from financial institutions with respect to a business combination with Provident.

During late November 2008, Sandler O’Neill worked with Provident’s senior management to identify potential transaction partners, including by reviewing Provident’s past relationships with potential transaction partners, analyzing publicly available information about other financial institutions and applying their knowledge and expertise concerning Provident’s peers and the current market for transactions involving financial institutions. Sandler O’Neill contacted a number of potential transaction partners on Provident’s behalf and engaged in preliminary discussions with those parties regarding the possibility of a business combination. Some of the institutions contacted executed confidentiality agreements and thereafter Sandler O’Neill commenced further discussions regarding a potential transaction and Provident provided the institutions with certain non-public information regarding Provident’s business and recent operating performance. Provident also continued to work with Sandler O’Neill during this period to consider other alternatives, including further public or private capital raising activities or financial or balance sheet restructuring alternatives.

In early December, certain of the potential transaction partners, including M&T, expressed an interest in a potential acquisition. Each of the proposals received contemplated a stock-for-stock merger. Each proposal was subject to further due diligence and other customary conditions. Provident also received an indication of interest from one of the potential transaction partners regarding a possible capital raising transaction. Thereafter, management worked with Sandler O’Neill and Provident’s legal advisor, Sullivan & Cromwell LLP, which we refer to as Sullivan & Cromwell, to assess the proposals and to review and consider the status of management’s review of Provident’s investment securities portfolio and Provident’s financial outlook.

Provident’s Board of Directors met on December 5, 2008. The Chairman of the Board and Chief Executive Officer, Mr. Geisel, updated Provident’s Board as to the work recently performed by management and Sandler O’Neill regarding the exploration of strategic alternatives and described the initial results of those efforts. A representative of Sullivan & Cromwell discussed Provident’s Board’s legal duties in connection with its consideration of strategic alternatives.

Representatives of management then reported on management’s review of Provident’s investment securities portfolio and discussed the prospect of further downgrades of Provident’s pooled bank issued trust preferred securities, the possible impact of such downgrades upon Provident’s regulatory capital ratios and impairment charges and the possibility of write-downs of Provident’s non-agency mortgage-backed securities and REIT trust preferred securities. Representatives of management also described Provident’s operating outlook for the 2009 fiscal year and discussed the factors affecting this outlook, including increases in FDIC insurance premiums, the costs of raising additional capital, the difficult operating environment including limited revenue opportunities, projected expenses under Provident’s capital expenditure programs, the significant product investments necessary to remain competitive in the future and the likelihood of any change in “fair value” accounting requirements under SFAS No. 157.

Sandler O’Neill then reviewed the process undertaken to that point with respect to Provident’s strategic alternatives, including the possibility of raising equity capital, and discussed the proposals received by Provident. Sandler O’Neill informed Provident’s Board of Directors that Provident had received three proposals for a business combination transaction. Sandler O’Neill reviewed the key characteristics of the proposals, including the amount and type of consideration offered. Sandler O’Neill further reviewed the anticipated next steps in and the timing of a strategic transaction process, including with respect to due diligence, management presentations and merger agreement negotiations. Specifically, Sandler O’Neill reviewed the process for providing selected bidders with access to Provident’s management for interviews and access to review Provident’s non-public loan file information. Following discussions and questions among the participants at the meeting, including discussion by Provident’s Board of Directors concerning the impact of conditions in the credit markets on financial institutions generally and Provident specifically, Provident’s Board of Directors authorized and directed management and Sandler O’Neill to invite the two financial institutions that had submitted the most compelling initial indications of interest with respect to an acquisition transaction (one of which was M&T) to conduct due diligence and submit final indications of interest with a view to a transaction being presented to Provident’s Board for review and consideration at the Board’s regularly scheduled meeting on December 17, 2008. Provident’s Board also made clear that it would continue to consider other alternatives, including the possibility of Provident remaining as an independent institution.

In the period from December 5 to December 16, 2008, representatives of management, Provident’s legal advisors and Sandler O’Neill worked with the two remaining bidders (one of which was M&T) to facilitate their respective due diligence investigations of Provident. The due diligence investigations included, among other things, discussions with Provident’s senior management regarding Provident’s senior management’s view of Provident’s business prospects, and review of Provident’s securities portfolio and other assets, capital structure, and legal documents and obligations. Provident’s legal counsel provided to each bidder a form of merger agreement, and worked with M&T’s counsel at Wachtell, Lipton, Rosen & Katz, to negotiate definitive transaction documentation. As a result of this process, on December 16, 2008, M&T proposed a stock-for-stock merger with Provident in which the holders of Provident common stock would receive 0.171625 shares of M&T stock in exchange for each share of

Provident common stock held by them. The other remaining bidder determined not to submit a revised indication of interest or negotiate potential transaction documentation.

On December 17, 2008, a regularly scheduled meeting of Provident’s Board of Directors was held. Management and Sandler O’Neill made presentations to Provident’s Board regarding Provident’s strategic alternatives, including the possibilities of Provident (i) remaining as an independent institution, (ii) seeking to raise capital via a public or private offering or strategic investment, or (iii) engaging in a strategic business combination. Mr. Geisel and Sandler O’Neill provided an overview of events since the Board’s December 5 meeting, including the background of discussions with M&T and other bidders, the terms of the M&T proposal received on December 16, 2008, and Provident’s due diligence review of M&T, including discussions between Provident’s and M&T’s respective senior management with respect to M&T’s financial condition and business prospects. Sandler O’Neill also reviewed M&T’s historical and current financial results and estimates of future performance as published by I/B/E/S. Provident’s Board again discussed prevailing market conditions, the possibility of further downgrades of Provident’s securities portfolio, and Provident’s strategic alternatives.

Representatives of Sullivan & Cromwell again discussed with Provident’s Board of Directors their legal duties in connection with any consideration of a possible strategic transaction. Sullivan & Cromwell also presented a summary of the legal terms of the merger agreement submitted by M&T with its proposal and the stockholder and regulatory approvals that would be required to complete the transaction, including the possible timeframe for obtaining such approvals. Provident’s Board also considered the M&T proposal in the light of the constituency provisions of Provident’s articles of incorporation, including the impact a merger would have on Provident’s employees and the communities in which Provident or its subsidiaries operate or are located, and M&T’s request to have a member of Provident’s Board of Directors become a director of M&T.

Sandler O’Neill then presented an analysis of the financial terms of the M&T proposal, including the transaction value, form of consideration, and dividend impact for Provident’s stockholders as well as the historical performance of M&T’s stock, potential effects of the proposed merger on M&T, M&T’s business and financial information, M&T’s asset and deposit mixes and retail profile, M&T’s branch footprint and potential overlap with Provident’s branches, and the performance of M&T’s stock after announcing previous mergers, as well as M&T’s request to have an as of yet unspecified current member of Provident’s Board of Directors become a director of M&T upon completion of the transaction. Sandler O’Neill’s presentation included discussion of the matters described under “Opinion of Provident’s Financial Advisor”, beginning on Page 26 of this proxy statement/prospectus. Sandler O’Neill noted that M&T’s proposal had a value of $10.50 per share of Provident common stock, based on the closing price of M&T’s stock on December 16, 2008, representing a significant premium over Provident’s stock price as of December 16, 2008. Sandler O’Neill further noted its estimate that M&T’s proposal would be accretive to Provident’s dividends per share. Sandler O’Neill discussed its analysis of Provident’s other strategic alternatives, including a capital raising transaction, and review of Provident on a stand-alone basis.

Sandler O’Neill then delivered to Provident’s Board of Directors its oral opinion, subsequently confirmed in writing, that based upon and subject to the factors and assumptions stated in that opinion, as of such date, the exchange ratio of 0.171625 shares of M&T stock to be received in respect of each share of Provident common stock in the transaction was fair to Provident’s common stockholders from a financial point of view. Subsequently, the merger documents were finalized and Sandler O’Neill conducted on behalf of Provident various types of due diligence on M&T, including due diligence with respect to M&T’s financial condition and business prospects.

Following these discussions, and extensive review and discussion among Provident’s Directors, including consideration of the factors described under “— Reasons for the Merger; Recommendation of Provident’s Board of Directors”, beginning on Page 23 of this proxy statement/prospectus and consideration of Sandler O’Neill’s presentation, including Sandler O’Neill’s analyses of transaction ratios, the trading history of Provident common stock and M&T common stock, financial results of comparable companies, selected merger transactions, discounted cash flow valuation on both a combined company and stand-alone basis, and the pro forma impact of the proposed merger, Provident’s Board of Directors unanimously approved the M&T merger agreement and the transactions contemplated thereby and declared the merger and other transactions contemplated in the merger agreement to be advisable. See “Opinion of Provident’s Financial Advisor”, beginning on Page 26 of this proxy statement/prospectus. Provident’s Board of Directors resolved that a meeting of the Provident common stockholders be convened to consider and approve the merger agreement and the transactions contemplated in the merger agreement. Provident’s Board then directed that management and Provident’s advisors continue to negotiate terms with M&T with a view toward signing a definitive merger agreement as soon as reasonably practicable.

During the remainder of December 17 and on December 18, 2008, representatives of Provident and M&T management and outside legal advisors and Sandler O’Neill worked to finalize the merger agreement and related documents. Among other things, the parties continued to work to finalize provisions of the merger agreement regarding certain employee retention arrangements and mechanics of the merger procedures and the contents of Provident’s disclosure schedules. M&T informed Provident that it had selected Mr. Geisel as the director to join M&T’s board if the transaction is completed. M&T advised Provident that its selection was based on, among other things, Mr. Geisel’s extensive knowledge of Provident’s operations and financial institutions generally, as well as his valuable relationships with Provident’s various constituencies. Late in the evening on December 18, 2008, the parties executed the merger agreement. The transaction was announced prior to the opening of the financial markets in New York City on December 19, 2008.

Reasons for the Merger; Recommendation of Provident’s Board of Directors

After careful consideration, Provident’s Board of Directors determined that the merger is advisable and in the best interests of Provident and its stockholders. Provident’s Board of Directors therefore declared the merger and the merger agreement to be advisable and unanimously recommends that the Provident stockholders vote “FOR” the approval of the merger.

In reaching the determination that the merger is advisable, Provident’s Board of Directors consulted with Provident’s senior management, financial advisor and legal advisors, and drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of Provident and M&T, as well as current economic and market conditions. In connection with its review and approval of the merger, and in the course of its deliberations, Provident’s Board of Directors considered numerous factors that weighed in favor of the merger, including the following:

•	Economic turmoil and challenging environment for financial institutions. Provident’s Board of Directors reviewed the difficulty of remaining independent and enhancing stockholder value in the face of national and global economic turmoil. Provident’s Board of Directors considered the current and prospective environment in the financial services industry, including national and regional economic conditions, continued consolidation and intensified competition in the industry, the consequences of “fair value” accounting treatment under SFAS No. 157, the likelihood that there would not be any significant change in “fair value” accounting requirements, the volatility in capital markets, and the lack of availability of capital at acceptable costs, and the likely effect of these factors on Provident in the absence of the merger. Among other things, Provident’s Board of Directors considered the impact of these factors on Provident’s securities portfolio and regulatory capital, including the impact of the rating agency downgrade (and potential future downgrades) of certain types of financial instruments owned by Provident.

•	Strategic Alternatives. Provident’s Board of Directors carefully considered the strategic alternatives available to Provident, including pursuing a business combination with a third party, maintaining the status quo, and attempting to raise capital through a private placement, strategic investment or a public offering of debt or equity securities. Provident’s Board of Directors discussed these alternatives in its deliberations and received advice from senior management, Sandler O’Neill as its financial advisor and Sullivan & Cromwell as its special legal counsel. In comparing a business combination to the alternative of capital raising, Provident’s Board of Directors considered the fact that Provident had raised a significant amount of capital through private placements of preferred stock and debt, and through participation in the TARP in the past eight months, the volatile current conditions of the securities market, the general unavailability of capital for financial institutions and the likely high cost if any capital were available. Specifically, Provident’s Board of Directors considered that issuing common stock to raise equity capital was likely to cause significant dilution of existing Provident stockholders’ interests, and that issuing preferred stock would be very costly. Provident would also continue to face the various significant financial issues described in detail above under

“— Background of the Merger.” Provident’s Board of Directors therefore concluded that a merger with a third party is the best strategic alternative.

•	The Potential Sale Process. Provident’s Board of Directors considered the extent and breadth of the potential sale process conducted by Provident, with the assistance of Sandler O’Neill and its legal advisors, in soliciting, evaluating and responding to potential bidders likely to be interested in acquiring Provident.

•	Future Prospects. Provident’s Board of Directors evaluated the business, operations, financial conditions, earnings, management and future prospects of M&T and Provident and believed that a business combination with M&T would enable Provident’s stockholders to participate in a combined company that would have enhanced future prospects compared to those that Provident is likely to achieve on a stand-alone basis. In reaching its conclusion, Provident’s Board of Directors took into consideration, among other things, the following benefits of a merger with M&T: enhanced revenue and geographic diversification, increased market capitalization, a lower cost of capital, stronger capital position, funding capabilities and liquidity position, cost savings through integration and synergies and, as a result, improved capabilities to cope with potential challenges and risks. Provident’s Board of Directors also took into account the potential impact of Provident’s likely earnings in the fourth quarter of 2008 and in 2009 in light of Provident’s earnings in the first nine months of 2008.

•	Merger Consideration. Provident’s Board of Directors considered the value of the consideration offered by M&T. The consideration, at the time of their decision, represented an approximate 58% premium over the market price of Provident’s common stock on December 16, 2008. Provident’s Board of Directors also considered the adequacy of the merger consideration, not only in relation to the market price of Provident’s common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Provident as an independent entity.

Provident’s Board of Directors considered the low price level of M&T’s common stock in relation to the price level in recent years and the possibility that Provident stockholders would have the opportunity to participate in future stock price growth of M&T.

Provident’s Board of Directors also considered the risks and uncertainties in evaluating the merger consideration in view of the potential fluctuation of M&T’s common stock price given the fixed exchange ratio, and the period of time between the execution of the merger agreement and the closing.

•	Likelihood of Prompt Regulatory Approval. Provident’s Board of Directors considered the likelihood that M&T and Provident would receive the necessary regulatory approvals to complete the transactions contemplated in the merger agreement, including the merger and the bank merger, in a timely fashion.

•	Terms and Conditions of the Merger Agreement Relating to Closing. Provident’s Board of Directors believed the terms and conditions of the merger agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions, provided adequate assurances as to M&T’s obligation and ability to consummate the merger in a timely manner, without any extraordinary conditions, and the protections against the impact on certainty of completion of the merger of further write-downs in Provident’s securities portfolio.

•	Provident’s Ability to Appoint a Director to M&T’s Board of Directors. Provident’s Board of Directors considered the ability of Provident stockholders to retain a voice in management oversight by appointing one of Provident’s directors to M&T’s Board of Directors.

•	Tax. Provident’s Board of Directors expected that the merger will constitute a reorganization under Section 368(a) of the Code and Provident stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Provident common stock for shares of M&T common stock in the merger, except with respect to any cash received instead of fractional shares of M&T common stock. Those stockholders who wish to enjoy the tax benefits of recognizing and deducting capital losses may be able to sell their shares in the market before the closing.

•	Impact on Constituencies. As required by Provident’s articles of incorporation, Provident’s Board of Directors considered the social and economic effect on the employees, depositors and customers of, and others dealing with, Provident and its subsidiaries and on the communities in which Provident and its subsidiaries operate or are located. Provident’s Board of Directors believed that M&T and Provident share a commitment to the customers, employees, stockholders, and the communities both companies serve. Provident’s Board of Directors viewed M&T’s record in this area favorably and considered M&T’s commitment to match or expand Provident’s charitable donations in the Baltimore area for at least three years after the consummation of the merger.

•	Sandler O’Neill’s Fairness Opinion and Analysis. Provident’s Board of Directors considered the opinion, analyses and presentations of Sandler O’Neill described under the heading “— Opinion of Provident’s Financial Advisor.” Sandler O’Neill’s opinion concluded that the merger consideration offered to Provident’s common stockholders in the merger was fair from a financial point of view to the holders of such stock.

In the course of its deliberation regarding the merger, Provident’s Board of Directors also considered the following factors, which it determined did not outweigh the expected benefits to Provident and its stockholders:

•	Provisions and Covenants Contained in the Merger Agreement. Provident’s Board of Directors considered the restrictions on the operation of Provident’s business during the period between signing of the merger agreement and completion of the merger, as well as other covenants and agreements of Provident contained in the merger agreement. Provident’s Board of Directors also considered the provisions of the merger agreement relating to payment of the termination fee upon certain events, and the limitations on Provident’s ability to discuss alternative transactions during the pendency of the merger. Provident’s Board of Directors further considered the requirement that Provident must convene a special meeting of common stockholders to vote on the transaction with M&T regardless of whether it changes its recommendation unless the merger agreement is terminated.

•	Completion Risks. Provident’s Board of Directors considered the risks and costs associated with the merger not being completed in a timely manner or at all, including as a result of any failure to obtain requisite regulatory approvals. Provident’s Board of Directors considered that these risks and costs included the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation brought by stockholders of Provident arising from the merger agreement or the transactions contemplated thereby.

•	Integration Risks. Provident’s Board of Directors considered the challenges of combining the businesses, assets and workforces of Provident and M&T, which could affect the post-merger success and the ability to achieve anticipated cost savings and other potential synergies. Provident’s Board of Directors considered M&T’s acquisition history, and the timing between signing and closing of recent transactions.

•	Insider Interests. Provident’s Board of Directors considered the fact that the interests of Provident directors and executive officers with respect to the merger may be different from those of other Provident stockholders in certain limited circumstances. See “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger” on Page 39.

The reasons set forth above are not intended to be exhaustive, but include the material considerations of Provident’s Board of Directors in approving the merger agreement. In reaching its determination to approve and recommend the transaction, Provident’s Board of Directors looked at the totality of the information presented to it and did not assign any relative or specific weights to the factors considered, and individual directors may have given different weights to different factors. After considering, among other things, the matters discussed above and the opinion of Sandler O’Neill referred to above, Provident’s Board of Directors believed that the merger was advisable and in the best interests of Provident and its stockholders, and therefore, unanimously approved and recommended the merger.

It should be noted that this explanation of the reasoning of Provident’s Board of Directors (and some other information presented in this section) is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” commencing on Page 15.

Opinion of Provident’s Financial Advisor

Provident retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Provident selected Sandler O’Neill as its financial advisor because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Provident in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 17, 2008 meeting at which Provident’s Board of Directors considered and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, Sandler O’Neill delivered to Provident’s Board its oral opinion, subsequently confirmed in writing that, as of such date, the exchange ratio to be received in the transaction was fair to the holders of Provident common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Provident common stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Provident’s Board of Directors and is directed only to the fairness of the exchange ratio to holders of Provident common stock from a financial point of view. It does not address the underlying business decision of Provident to engage in the merger or any other aspect of the merger and is not a recommendation to any Provident common stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its December 17, 2008 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Provident that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of M&T that Sandler O’Neill deemed relevant;

(4) internal financial projections for Provident for the years ending December 31, 2008 through 2012 as prepared by and discussed with senior management of Provident;

(5) consensus earnings per share estimates for M&T for the years ending December 31, 2008 and 2009 as revised to include M&T’s receipt of funds pursuant to TARP and an estimated long-term growth rate as published by I/B/E/S;

(6) the pro forma financial impact of the merger on M&T, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as discussed with the senior management of Provident;

(7) publicly reported historical price and trading activity for the common stock of Provident and M&T, including a comparison of certain financial and stock market information for Provident and M&T with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

(9) the current market environment generally and the commercial banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Provident the business, financial condition, results of operations and prospects of Provident, including certain matters facing Provident including further potential write-downs to Provident’s investment portfolio and recent downgrades made to bank pooled trust preferred securities by Moody’s which were expected to result in other-than-temporary-impairment charges to Provident. We also held discussions with certain members of senior management of M&T regarding the business, financial condition and results of operations of M&T.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise provided to Sandler O’Neill by Provident or M&T and further relied on the assurances of management of Provident and M&T that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Provident or M&T or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Provident or M&T, nor did it review any individual credit files relating to Provident or M&T and Sandler O’Neill assumed that the respective allowances for loan losses for both Provident and M&T were adequate to cover such losses.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement will not be waived. Sandler O’Neill also assumed, with Provident’s consent, that there has been no material change in Provident’s and M&T’s assets, financial condition, results of operations, business or prospects or other financial information since the date of the last financial information made available to it, that Provident and M&T will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Provident’s consent, Sandler O’Neill relied upon the advice that Provident received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its December 17, 2008 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Provident or M&T and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Provident or M&T and the companies to which they are being compared.

The internal financial projections prepared by the senior management of Provident and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies relating to the merger were discussed with the senior management of Provident. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Provident, M&T and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Provident’s Board of Directors at its December 17, 2008 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Provident’s common stock or M&T’s common stock or the prices at which Provident’s or M&T’s common stock may be sold at any time. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill expresses no opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Provident’s officers, directors or employees, or any class of such persons, relative to the compensation to be received in the merger by any other stockholders of Provident. Sandler O’Neill also expresses no opinion as to the fairness of the exchange ratio to or the effects of the merger on holders of Provident preferred shares.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of M&T’s common stock on December 16, 2008 of $61.18 per share, a fixed exchange ratio of 0.171625, representing $10.50 per share, and the exchange of all of Provident’s shares into shares of M&T, and based upon per share financial information for Provident for the twelve months ended September 30, 2008, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction Value/Tangible Book Value per Share	150%
Transaction Value/Adjusted Tangible Book Value per Share(1)	195%
Transaction Value/Management Est. 2009 Earnings per Share	12.1	x
Transaction Value/Adjusted Est. 2009 Earnings per Share(1)	NM
Tangible Book Premium/Core Deposits(2)	3.5%
Adjusted Tangible Book Premium/Core Deposits(1)(2)	6.6%
Market Premium (Price as of December 16, 2008)	58.4%

(1)	Adjusted tangible book value as of December 31, 2009 and 2009 estimated earnings per share adjusted for further potential write-downs to Provident’s investment portfolio and recent downgrades made to bank pooled trust preferred securities by Moody’s which are expected to result in other-than-temporary-impairment charges to Provident, through December 31, 2009, as per Provident management estimates.

(2)	Assumes Provident’s total core deposits are $3.46 billion; excludes certificates of deposits greater than $100,000.

The aggregate offer value was approximately $407.1 million, based upon the purchase of 33,511,560 shares of Provident common stock (aggregate price of $351.9 million) and preferred shares outstanding (common stock equivalents of 4.7 million shares or $49.4 million in deal value), roll-over of Provident options into M&T options (rollover price of $3.6 million) and cash out of certain TARP-related warrants (cost of $2.1 million).

Stock Trading History of Provident.  Sandler O’Neill reviewed the history of the distribution of the reported trading prices of Provident’s common stock as a percentage of the total number of shares of Provident common stock traded for the six-month period ended December 16, 2008 and the reported trading volume of Provident’s common stock for the six-month period ended December 16, 2008. During the six-month period, the average daily trading volume of Provident common stock was 667,236 shares and the number of shares traded represented 256.29% of the number of shares of Provident common stock outstanding.

Provident’s Six-Month Trading Distribution Beginning June 16, 2008

Price per Share

$0.00 - $2.75	0.0%
$2.75 - $4.26	0.0
$4.26 - $5.77	1.7
$5.77 - 7.49	25.3
$7.49 - $9.00	32.1
$9.00 - $10.51	29.1
Greater than $10.51	10.8

As shown in the table below, Sandler O’Neill then compared the relationship between the movements in the prices of Provident’s common stock to movements in the prices of the NASDAQ Bank Index, the S&P 500 Index, and the S&P Bank Index over the one-year period ended December 16, 2008. During that time period, Provident common stock underperformed each of the indices to which it was compared.

Provident’s Stock Performance

		Percentage Decrease in
	Beginning Index Value	Ending Index Value
	December 14,	December 16,
	2007	2008

Provident	100.0%	(69.3)%
NASDAQ Bank Index	100.0	(24.7)
S&P 500 Index	100.0	(37.8)
S&P Bank Index	100.0	(39.1)

Stock Trading History of M&T.  As shown in the table below, Sandler O’Neill compared the relative price appreciation in the price of M&T’s common stock and compared it to the appreciation of the NASDAQ Bank Index over the one year and three year periods ended December 16, 2008. During that time period, M&T common stock underperformed the NASDAQ Bank Index.

M&T’s Stock Performance

		Percentage Decrease in
	Beginning Index Value	Ending Index Value
	December 14,	December 16,
	2007	2008

M&T	100.0%	(26.6)%
NASDAQ Bank Index	100.0	(24.7)

		Percentage Decrease in
	Beginning Index Value	Ending Index Value
	December 16,	December 16,
	2005	2008

M&T	100.0%	(44.9)%
NASDAQ Bank Index	100.0	(36.4)

Comparable Company Analysis.  Sandler O’Neill used publicly available information to compare selected financial and market trading information for Provident and M&T with groups of financial institutions selected by

Sandler O’Neill for Provident and M&T, respectively. For Provident, the peer groups consisted of the following financial institutions:

Regional Comparable Group:

Fulton Financial Corporation	Sun Bancorp, Inc.
Susquehanna Bancshares, Inc.	Sandy Spring Bancorp, Inc.
National Penn Bancshares, Inc.	Virginia Commerce Bancorp, Inc.
United Bankshares, Inc.

Mid-Cap Comparable Group:

Huntington Bancshares Incorporated	TCF Financial Corporation
First Horizon National Corporation	City National Corporation
Colonial BancGroup, Inc.	Valley National Corporation
Associated Banc-Corp	Cullen/Frost Bankers, Inc.
BOK Financial Corporation	Bank of Hawaii Corporation
Commerce Bancshares, Inc.

The analysis compared publicly available financial information for Provident as of and for the twelve months ended September 30, 2008 with that of each of the companies in Provident’s peer groups as of and for the twelve-month period ended September 30, 2008. The tables below set forth certain of the data for Provident and the mean and median data for the Provident peer groups, with pricing data as of December 16, 2008.

Comparable Group Analysis — Operating Performance

		Regional	Regional	Mid-Cap	Mid-Cap
		Peer Group	Peer Group	Peer Group	Peer Group
	Provident	Mean	Median	Mean	Median

Total Assets ($mm)	$6,410	$8,067	$8,096	$22,461	$16,953
Tier 1 Capital Ratio	9.88%	9.64%	9.73%	9.78%	9.25%
Total Risk-Based Capital Ratio	12.0%	11.2%	11.0%	12.4%	12.0%
Loans / Deposits	93%	106%	105%	107%	101%
Net Interest Margin	3.16%	3.49%	3.49%	3.64%	3.44%
Fee Income Ratio	38.5%	23.4%	22.8%	36.4%	36.4%
Efficiency Ratio	68.8%	56.8%	57.9%	59.8%	58.7%
Nonperforming Assets / Assets	1.05%	1.31%	1.02%	1.16%	1.01%
Reserves / Nonperforming Loans	147.5%	123.0%	95.6%	146.2%	98.0%
Loan Loss Reserve / Gross Loans	1.40%	1.26%	1.28%	1.63%	1.51%
Net Charge-offs / Average Loans	0.48%	0.32%	0.31%	0.97%	0.66%

Comparable Group Analysis — Market Valuation

			Regional		Regional		Mid-Cap		Mid-Cap
			Peer Group		Peer Group		Peer Group		Peer Group
	Provident		Mean		Median		Mean		Median

Total Assets ($mm)	$6,410		$8,067		$8,096		$22,461		$16,953
Price/Tangible Book Value	78%		185%		199%		185%		183%
2009 Est. Earnings Per Share	$0.87		$1.08		$1.20		$2.35		$2.67
Price / 2009 Est. Earnings Per Share	8.29	x	14.47	x	14.25	x	12.92	x	13.49	x
Last Quarter Annualized Dividend Yield	6.64%		3.63%		4.55%		3.77%		4.23%
Est. 2009 Dividend Payout	59.5%		51.1%		59.5%		85.0%		47.6%
Market Capitalization	$222.7		$923.9		$1,213.1		$2,305.4		$2,423.7

M&T Comparable Group Analysis.  Sandler O’Neill also used publicly available information to compare selected financial and market trading information for M&T with the following group of publicly traded commercial banking institutions as defined by M&T’s management.

Nationwide Comparable Group

U.S. Bancorp	Fifth Third Bancorp
SunTrust Banks, Inc.	KeyCorp
Capital One Financial Corp.	Comerica Inc.
PNC Financial Services Group, Inc.	Marshall & Ilsley Corp.
Regions Financial Corp.	Huntington Bancshares Inc.
BB&T Corp.	Zions Bancorp.

The analysis compared publicly available financial information for M&T with that of each of the companies in the M&T peer groups as of and for the twelve months ended September 30, 2008. The tables below set forth the data for M&T and the median data for the M&T peer groups, with pricing data as of December 16, 2008.

Comparable Group Analysis — Operating Performance

		M&T Nationwide
		Peer Group
	M&T	Median

Total Assets ($mm)	$65,247	$164,790
Return on Average Assets	0.81%	0.99%
Net Interest Margin	3.40%	3.43%
Efficiency Ratio	56.0%	57.3%
Tangible Equity / Tangible Assets	4.89%	5.78%
Total Risk-Based Capital Ratio	12.0%	12.1%
Loan Loss Reserve / Loans	1.60%	1.54%
Loan Loss Reserve / Nonperforming Assets	1.02%	1.50%
Nonperforming Assets / Assets	1.17%	0.62%
Net Charge-offs / Average Loans	0.61%	0.91%

Comparable Group Analysis — Market Valuation
		M&T
		Nationwide
		Peer Group
	M&T	Median

Last twelve months Price Change	(31.1)%	(53.3)%
Price / Tangible Book Value	223%	94%
2009 Est. Earnings Per Share	$5.25	$1.80
Price / 2009 Est. Earnings Per Share	11.7x	12.0x
Last Quarter Annualized Dividend Yield	4.58%	6.43%
Est. 2009 Dividend Payout	59.8%	72.1%
Market Capitalization ($mm)	$6,747	$5,317

Historical Market Valuation.  Sandler O’Neill compared the historical prices of M&T common stock to the shares of common stock of M&T’s peer group from a share price to last twelve months earnings perspective and determined that M&T shares were trading at a lower price to earnings per share multiple than that of M&T’s peer group, which was not the case in 2000-2007.

Analyst Recommendation and Estimates Analysis.  Sandler O’Neill used publicly available I/B/E/S research analyst estimates and recommendations to outline the current analyst views for M&T. Sandler O’Neill only used research analyst estimates and recommendations that were published or reviewed after the public announcement of preliminary approval for TARP funding on November 20, 2008. For M&T, the analysts consisted of the following:

Firms with Published M&T Research

Fox-Pitt Kelton Inc.	UBS Securities LLC
J.P. Morgan
Morgan Stanley
Sandler O’Neill & Partners L.P.

The analysis compared published recommendations, long-term growth rates, 2009 earnings per share estimates and 2010 earnings per share estimates. As of December 16, 2008, thirteen research analysts had published recommendations for M&T, comprised of ten “Hold” recommendations, two “Sell” recommendations and one “Buy” recommendation. As of December 16, 2008, seven research analysts had published or reviewed 2009 estimates outstanding after M&T’s public announcement of preliminary approval for TARP funding on November 20, 2008. Four of these seven analysts also had published 2010 earnings estimates outstanding. Sandler O’Neill had no published 2010 earnings estimates outstanding for M&T. The table below sets forth the median values of these estimates:

M&T

I/B/E/S Long-Term Growth Rate	2.90%
I/B/E/S 2009 Estimated Earnings per Share	$5.00
I/B/E/S 2010 Estimated Earnings per Share	$6.49

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed seven selected merger transactions announced nationwide from January 1, 2008 through December 16, 2008 involving the acquisition of commercial banking institutions in New England and the Mid-Atlantic regions with announced transaction values between $100 million and $600 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to tangible book value, tangible book premium to core deposits, and premium to market value. The median multiples from this selected group were compared to the proposed transaction ratios.

Comparable Transaction Metrics

			Median
	M&T/ Provident	M&T/ Provident	Nationwide
	Metric	Adjusted Metric(1)	Metric

Transaction price/Tangible book value	150%	195%	157%
Tangible book premium/Core deposits(2)	3.5%	6.6%	10.5%
Market Premium(3)	58.4%	58.4%	19.6%

(1)	Adjusted tangible book value as of December 31, 2009 and 2009 estimated earnings per share adjusted for further potential write-downs to Provident’s investment portfolio and recent downgrades made to bank pooled trust preferred securities by Moody’s which are expected to result in other-than-temporary-impairment charges to Provident, through December 31, 2009, as per Provident management estimates.

(2)	Assumes Provident’s core deposits total $3.46 billion.

(3)	Based on Provident’s closing price of $6.63 per share as of December 16, 2008.

Discounted Cash Flow Analysis.  Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Provident through December 31, 2013 under various circumstances, assuming Provident continued a quarterly cash dividend per share of $0.11 and that Provident performed in accordance with the earnings and growth projections reviewed with management of Provident. To approximate the terminal value of Provident common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 16.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Provident common stock. In addition, the terminal value of Provident’s common stock at December 31, 2013 was calculated using a range of price to earnings multiples ranging from 10.0x to 16.0x and applied to a range of discounts and premiums to the projected net income of Provident. The range applied to the projected net income was 25% under the projected amount to 25% over the projected amount, using a discount rate of 12.85%. In addition, the terminal value of Provident’s common stock at December 31, 2013 was calculated by applying price to tangible book value multiples ranging from 75% to 225%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Provident’s common stock of $4.93 to $8.41 when applying the price to earnings multiples to the matched projections, $4.39 to $9.35 when applying earnings multiples to the -25% / +25% projection and $3.78 to $10.32 when applying tangible book value multiples.

	Earnings per Share Multiples
	10.0x	12.0x	14.0x	16.0x

11.0%	$5.81	$6.67	$7.54	$8.41
12.0%	$5.57	$6.40	$7.22	$8.05
13.0%	$5.35	$6.14	$6.92	$7.71
14.0%	$5.13	$5.89	$6.64	$7.39
15.0%	$4.93	$5.65	$6.37	$7.09

With Projected Net Income Variance:

	Earnings per Share Multiples
	10.0x	12.0x	14.0x	16.0x

(25.0)%	$4.39	$4.98	$5.58	$6.17
(20.0)%	$4.59	$5.22	$5.86	$6.49
(15.0%	$4.78	$5.46	$6.13	$6.81
(10.0)%	$4.98	$5.70	$6.41	$7.13
(5.0)%	$5.18	$5.94	$6.69	$7.44
0.0%	$5.38	$6.17	$6.97	$7.76
5.0%	$5.58	$6.41	$7.25	$8.08
10.0%	$5.78	$6.65	$7.52	$8.40
15.0%	$5.97	$6.89	$7.80	$8.72
20.0%	$6.17	$7.13	$8.08	$9.03
25.0%	$6.37	$7.36	$8.36	$9.35

	Tangible Book Value Multiples
	75%	125%	175%	225%

11.0%	$4.43	$6.39	$8.36	$10.32
12.0%	$4.25	$6.13	$8.00	$9.88
13.0%	$4.09	$5.88	$7.67	$9.46
14.0%	$3.93	$5.64	$7.35	$9.06
15.0%	$3.78	$5.42	$7.05	$8.68

Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of M&T through December 31, 2013 under various circumstances, assuming M&T’s cash dividend was flat at $0.70 quarterly through 2009 and was increased by $0.10 per quarter thereafter. It was also assumed that M&T performed in accordance with the research analyst and I/B/E/S earnings and growth projections. To approximate the terminal value of M&T common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 10.0x to 16.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of M&T common stock. In addition, the terminal value of M&T’s common stock at December 31, 2013 was calculated using a range of price to earnings multiples ranging from 10.0x to 16.0x and applied to a range of discounts and premiums to the projected net income of M&T. The range applied to the projected net income was 25% under the projected amount to 25% over the projected amount, using a discount rate of 10.12%. In addition, the terminal value of M&T’s common stock at December 31, 2013 was calculated by applying price to tangible book values multiples ranging from 175% to 250%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for M&T’s common stock of $58.52 to $102.80 when applying the price to earnings multiples to the matched projections, $50.99 to $113.32 when applying the earnings multiples to the -25% / +25% projection and $57.36 to $91.34 when applying tangible book value multiples.

	Earnings per Share Multiples
	10.0x	12.0x	14.0x	16.0x

8.0%	$69.67	$80.72	$91.76	$102.80
9.0%	$66.65	$77.17	$87.69	$98.21
10.0%	$63.79	$73.82	$83.85	$93.88
11.0%	$61.08	$70.65	$80.21	$89.77
12.0%	$58.52	$67.64	$76.77	$85.89

With Projected Net Income Variance:

	Earnings per Share Multiples
	10.0x	12.0x	14.0x	16.0x

(25.0)%	$50.99	$58.47	$65.95	$73.43
(20.0)%	$53.48	$61.46	$69.44	$77.42
(15.0%	$55.98	$64.45	$72.93	$81.41
(10.0)%	$58.47	$67.44	$76.42	$85.39
(5.0)%	$60.96	$70.44	$79.91	$89.38
0.0%	$63.46	$73.43	$83.40	$93.37
5.0%	$65.95	$76.42	$86.89	$97.36
10.0%	$68.44	$79.41	$90.38	$101.35
15.0%	$70.93	$82.40	$93.87	$105.34
20.0%	$73.43	$85.39	$97.36	$109.33
25.0%	$75.92	$88.39	$100.85	$113.32

	Tangible Book Value Multiples
	175%	200%	225%	250%

8.0%	$68.27	$75.96	$83.65	$91.34
9.0%	$65.32	$72.64	$79.97	$87.29
10.0%	$62.52	$69.50	$76.48	$83.46
11.0%	$59.87	$66.53	$73.19	$79.84
12.0%	$57.36	$63.71	$70.07	$76.42

In connection with its analyses, Sandler O’Neill considered and discussed with Provident’s Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Stand-Alone Analysis.  Sandler O’Neill performed an analysis of Provident’s valuation on a stand-alone basis based on Provident’s internal financial projections for the years ended December 31, 2008 through 2012. In connection with its analysis, Sandler O’Neill considered and discussed with Provident’s senior management what underlying assumptions to reflect, including assumptions with regard to regulatory capital charges, pre-tax impairment charges, dividend payments, share repurchases and deposits. The table below sets forth certain of the data with respect to Provident’s estimated earnings per share and growth rates on a stand-alone basis:

Estimated Earnings Per Share and Growth Rates Analysis

	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12

Basic EPS	$(1.16)	$(1.91)	$0.37	$0.52	$0.64
EPS Growth	NA	NM	NM	39.5%	22.6%

The results of Sandler O’Neill’s analysis are highly dependent upon Provident’s internal financial projections and the underlying assumptions derived from Sandler O’Neill’s discussions with senior management, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on March 31, 2009; (2) 100% of the Provident shares are exchanged for shares of M&T common stock; (3) estimated $100 million pre-tax additional mark to investment securities and loan portfolio taken, assumed as a 100% credit or impairment mark with no earnings generated from these assets going forward; (4) all FAS 141R accounting rules have been incorporated; (5) 35% cost savings on Provident’s non-interest expense base, $53.3 million pre-tax in the remaining 9 months of 2009 and $70.8 million pre-tax in 2010; (6) 5.00% pre-tax cost of cash used to pay transaction expenses and after-tax restructuring charges of $20.5 million; (7) 3.0% core deposit intangible amortized over eight years using sum of years digits methodology; (8) $103.7 million in aggregate core deposit intangible; (9) no deposit divestitures; and (10) Provident options roll over into M&T options and TARP warrants are exchanged for cash utilizing the Treasury Method.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that during the years ended December 31, 2010, 2011 and 2012 the merger would be accretive to M&T’s earnings per share in 2010, 2011 and 2012.

From the perspective of a Provident common stockholder, the analysis indicated that at the years ended December 31, 2010 and December 31, 2011, the merger would be accretive to Provident’s earnings per share and accretive to Provident’s dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Pro Forma Capital Impact on M&T.  Sandler O’Neill also performed an analysis of the impact of the transaction, on a pro forma basis, as compared to those of M&T on a stand-alone basis for the quarterly periods ending December 31, 2008 and March 31, 2009 as follows:

Pro Forma Capital Analysis

			Pro Forma
	12/31/08	03/31/09	(03/31/09)

Tier 1 Leverage Ratio	8.33%	8.26%	8.16%
Tier 1 Risk Based Capital	8.90%	8.87%	8.85%
Total Risk Based Capital	12.94%	12.86%	12.60%
Tangible Equity/Tangible Assets	5.83%	5.84%	5.73%

Sandler O’Neill also noted M&T’s stand-alone tangible book value per share upon the completion of the merger would be approximately $29.04 per share and on a pro forma basis would be approximately $28.70 as of the completion of the merger, representing dilution of tangible book value per share of 1.15% ($0.33 per share).

Sandler O’Neill Relationship.  Provident has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of $100,000 as a result of the signing of the definitive agreement, $350,000 related to Sandler O’Neill’s fairness opinion due when the proxy materials are sent to stockholders and a 1.0% fee based on the aggregate deal value which is contingent, and payable, upon completion of the merger. Provident has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to both Provident and M&T and has received compensation for such services. Recently, Sandler O’Neill acted as financial advisor to Provident in connection with its placement of shares of Series A Mandatory Convertible Non-Cumulative Preferred Stock to various purchasers, including M&T. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Provident and M&T and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Provident and/or M&T or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors and Management of M&T Following Completion of the Merger

Upon completion of the merger, the current directors and officers of M&T are expected to continue in their current positions. M&T has agreed to cause one current member of Provident’s Board of Directors designated by Provident and reasonably acceptable to M&T to be appointed to M&T’s Board immediately after the completion of the merger. Provident has designated Gary Geisel, Provident’s Chairman of the Board of Directors and Chief Executive Officer, to join M&T’s Board of Directors. Information about the current M&T directors and executive officers can be found in M&T’s proxy statement dated March 6, 2008, which is incorporated by reference into this proxy statement/prospectus and information about Mr. Geisel can be found in Provident’s proxy statement dated March 12, 2008, which is also incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on Page 68.

Public Trading Markets

M&T common stock is listed on the NYSE under the symbol “MTB.” Provident common stock is quoted on NASDAQ under the symbol “PBKS.” Upon completion of the merger, Provident common stock will be delisted from NASDAQ and thereafter will be deregistered under the Exchange Act. The M&T common stock issuable in the merger will be listed on the NYSE.

Provident Stockholders Do Not Have Dissenters’ Rights in the Merger

Under Maryland law, stockholders of a Maryland corporation are not entitled to exercise dissenters’ rights with respect to a merger if shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger or if the stockholders are not entitled to vote on the merger. Because Provident common stock is quoted on NASDAQ (and is expected to continue to be so quoted through the record date for the special meeting and completion of the merger), Provident common stockholders do not have the right to exercise dissenters’ rights with respect to the merger. Because holders of Provident preferred stock are not entitled to vote on the merger, holders of Provident preferred stock do not have the right to exercise dissenters’ rights. If the merger agreement and the transactions contemplated thereby are approved and the merger is completed, common stockholders who voted against the approval of the merger agreement and the transactions contemplated thereby will be treated the same as common stockholders who voted for the approval of the merger agreement and the transactions contemplated thereby and their shares will automatically be converted into the right to receive the merger consideration.

For further information as to the special meeting and the proxy solicited by Provident’s Board of Directors for purposes of the special meeting, please see the discussion under the caption “Questions and Answers about the Merger and Special Meeting” and “The Merger — Interests of Provident’s Directors and Executive Officers in the Merger,” commencing on Pages iii and 39, respectively.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the merger agreement. These approvals include approval from the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Commissioner of Financial Regulation in the Department of Labor, Licensing, and Regulation of the State of Maryland. M&T and Provident have completed the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board.  The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956 and the Bank Merger Act. On January 16, 2009, M&T filed the required application with the Federal Reserve Board.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States.

In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of M&T and Provident in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Each of M&T’s and Provident’s depository institutions has a “satisfactory” or better CRA rating.

Banking Superintendent.  The bank merger is subject to the prior approval of the Banking Superintendent under certain provisions of the New York Banking Law. In determining whether to approve the bank merger the Banking Superintendent will consider, among other factors:

•	whether the merger would be consistent with adequate or sound banking practice and would not result in concentration of assets beyond limits consistent with effective competition; and

•	whether the merger would result in such a lessening of competition as to be injurious to the interest of the public or tend toward monopoly.

The Banking Superintendent will also consider the public interest and the needs and convenience thereof. Further, it is the policy of the State of New York to:

•	ensure the safe and sound conduct of banking organizations;

•	conserve assets of banking organizations;

•	prevent hoarding of money;

•	eliminate unsound and destructive competition among banking organizations; and

•	maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors, and stockholders.

Under the provisions of the New York Banking Law comparable to the Community Reinvestment Act, the Banking Superintendent must also take into account the record of performance of each of Provident and M&T in meeting the credit needs of the entire community, including low and moderate income neighborhoods served by each institution. As part of the review process, the banking agencies frequently receive comments and protests from community groups and others.

M&T filed the required applications with the New York Banking Superintendent on or about January 16, 2009.

Other Requisite Approvals, Notices and Consents.  The transactions contemplated by the merger agreement are also subject to the prior approval of the Commissioner of Financial Regulation in the Department of Labor,

Licensing, and Regulation of the State of Maryland. M&T filed the required application with the Commissioner of Financial Regulation in the Department of Labor, Licensing, and Regulation on or about January 16, 2009. M&T also filed the necessary notifications with the relevant banking regulators of Pennsylvania, Virginia and Washington, D.C. on or about January 16, 2009.

Antitrust Considerations.  At any time before or after the merger is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of M&T or Provident or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. M&T and Provident can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that M&T and Provident will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which M&T and Provident operate. Although M&T and Provident believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the transactions contemplated by the merger agreement. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the transactions.

Timing.  We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the transactions contemplated by the merger agreement on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the transactions on antitrust grounds. The commencement of an antitrust action would “stay” — that is, suspend — the effectiveness of an approval unless a court were to order specifically otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

M&T and Provident believe that the transactions contemplated by the merger agreement do not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on M&T or Provident. The parties’ obligations to complete the transactions contemplated by the merger agreement are subject to a number of conditions, including the receipt of all required regulatory consents and approvals, unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on Provident or M&T measured on a scale relative to Provident. We are not aware of any material governmental approvals or actions that are required for completion of the transactions other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Dividends

The payment, timing and amount of dividends with respect to M&T after the merger is subject to the determination of M&T’s Board of Directors and may change at any time. In the fourth quarter of 2008, M&T declared a dividend of $0.70 per share of M&T common stock, and Provident declared a dividend of $0.11 per share of Provident common stock. For comparison, if the merger had occurred prior to the dividend paid in the fourth quarter of 2008, Provident common stockholders in receipt of the merger consideration (based on the exchange ratio) would hypothetically have received a dividend in the fourth quarter of 2008 equivalent to $0.12 per share of Provident common stock.

The merger agreement permits each of M&T and Provident to continue to pay regular quarterly cash dividends to its stockholders prior to merger completion. Provident has agreed in the merger agreement to coordinate with

M&T regarding dividend declarations and the related record dates and payment dates so that Provident common stockholders will not receive two or more dividends, or fail to receive one dividend, for any single quarter. Accordingly, prior to the merger, Provident will coordinate and alter its dividend record dates in order to effect this policy. The agreements separately entered into by Provident and M&T with the U.S. Department of Treasury with respect to their individual participation in the TARP Capital Purchase Program contain limitations on certain actions of M&T and Provident, including but not limited to the payment of cash dividends in excess of their current quarterly cash dividends. The payment, timing and amount of dividends by M&T or Provident on their common stock in the future, either before or after the merger is completed, are subject to the determination of each company’s respective Board of Directors and depend on cash requirements, contractual restrictions, its financial condition and earnings, legal and regulatory considerations and other factors.

For further information, please see “Comparative Market Prices and Dividends” on Page 55 and “Recent Developments” on Page 8.

Interests of Provident’s Directors and Executive Officers in the Merger

In considering the recommendation of Provident’s Board of Directors that you vote to approve the merger agreement and the transactions contemplated thereby, you should be aware that some of Provident’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of Provident’s stockholders generally. The independent members of Provident’s Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the Provident’s stockholders approve the merger agreement and the transactions contemplated thereby. For purposes of all of the Provident agreements and plans described below, the consummation of the transactions contemplated by the merger agreement will constitute a change in control.

Equity Compensation Awards.  Upon consummation of the merger, all outstanding options to acquire shares of Provident common stock will fully vest and be converted into an option to purchase a number of shares of M&T common stock equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Provident common stock subject to the Provident option immediately prior to the merger and (y) 0.171625, at an exercise price per share of M&T common stock (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Provident common stock subject to the Provident option immediately prior to the merger divided by (y) 0.171625.

Immediately prior to the consummation of the merger, any vesting conditions applicable to any shares of restricted stock of Provident granted pursuant to Provident stock plans or other Provident benefit plans will be waived, and such shares of restricted stock (less shares of Provident common stock withheld to satisfy the holder’s tax withholding obligations upon vesting) will be treated the same as all other shares of Provident common stock in accordance with terms of the merger agreement.

Based on Provident equity compensation holdings as of January 15, 2009, and assuming that the merger is consummated on April 1, 2009, upon consummation of the merger, (1) the number of unvested Provident stock options (at exercise prices ranging from $7.04 to $36.00) held by each of Messrs. Geisel, Starliper, Byrnes, and Newton and Ms. Uphouse, the six other Provident executive officers (as a group), and the seventeen non-employee directors (as a group) that would vest are 23,319; 55,308; 13,551; 33,655; 44,850; 165,155; and 0, respectively (with such unvested options having a total “in the money” value of approximately $0 based upon the assumed closing price on April 1, 2009 that is equal to M&T’s closing price on February 4, 2009 multiplied by 0.171625); (2) the number of unvested shares of restricted Provident common stock held by each of Messrs. Geisel, Starliper, Byrnes, and Newton and Ms. Uphouse, the six other Provident executive officers (as a group), and the seventeen non-employee directors (as a group) that would vest and become free of restrictions are 73,047; 8,886; 45,218; 6,538; 8,675; 30,874; and 0, respectively.

Change in Control Agreements.  Provident has entered into substantially similar Change in Control Agreements with each of Messrs. Geisel, Starliper, Byrnes, Newton, Davis, Heine, Patrick and Waldych and Mmes. Kilroy and Uphouse. For each executive, the Change in Control Agreements provide for the payment of certain severance payments if the executive is involuntarily terminated without “cause” or terminates employment for

“good reason” (each defined in the Change in Control Agreement), in either case within three years following a change in control (a “Qualifying Termination”).

In the event of a Qualifying Termination, each executive is entitled to receive (1) a cash severance payment equal to 300% of the executive’s average annual taxable compensation (excluding any taxable compensation realized by virtue of the executive’s exercise of stock options or the vesting of restricted stock awards) over the last five completed calendar years preceding the change in control, or, if less, the number of completed calendar years of employment; and (2) continuation of the standard employee benefits package for thirty-six months or a lesser period if the executive obtains other comparable employment. Assuming that the merger is consummated on April 1, 2009, and the executive experiences a Qualifying Termination immediately thereafter, the amount of cash severance that will be payable to each of Messrs. Geisel, Starliper, Byrnes, Newton, Davis, Heine, Patrick and Waldych and Mmes. Kilroy and Uphouse is, subject to limitations that may be imposed under applicable law (including as described in the following paragraph), approximately $2,062,948, $970,493, $1,482,434, $863,480, $670,814, $706,196, $798,547, $706,596, $622,193, and $835,045, respectively. Subject to the completion of the merger, Mr. Geisel intends to pay $1 million of the cash severance he actually receives in excess of $1 million under his Change in Control Agreement to The Skip Johnson Charitable Foundation. The Change in Control Agreements also provide each executive with the opportunity to terminate employment on a voluntary basis for any reason following the first anniversary of the merger and receive a reduced severance payment equal to one-half of the executive’s then-current annual base salary and continuation of benefit coverage for the lesser of six months or the date the executive obtains other comparable employment.

Regulations promulgated by the Department of Treasury pursuant to the Emergency Economic Stabilization Act (the “EESA”) impose certain limitations on payments and benefits that are paid upon certain terminations of an executive’s employment, including a Qualifying Termination. Pursuant to the terms of the TARP Purchase Agreement entered into by Provident on November 14, 2008, the named executive officers, Messrs. Geisel, Starliper, Byrnes, and Newton and Ms. Uphouse, entered into waivers and letter agreements under which the aggregate value of the severance payments and benefits of each executive in the event of an involuntary termination may not exceed 2.99 times such executive’s five year average annual taxable compensation (including any taxable compensation realized by virtue of the executive’s exercise of stock options or the vesting of restricted stock awards). Assuming that the severance limitations applicable on November 14, 2008 continue to apply and the merger is consummated on April 1, 2009, and the executive experiences a Qualifying Termination immediately thereafter the maximum severance payments and benefits that may be paid to each of Messrs. Geisel, Starliper, Byrnes, and Newton and Ms. Uphouse is approximately $2,523,339, $1,578,491, $1,542,857, $1,113,932, and $1,071,969, respectively. In the event further limitations on termination payments and benefits to executives are imposed on companies that issued preferred shares to the government under a TARP purchase agreement, including pursuant to the American Recovery and Reinvestment Tax Act of 2009, the termination payments and benefits to be paid or provided to the named executive officers and other executive officers may be limited further or prohibited.

The executives are not entitled to any Section 4999 or 280G excise tax gross-ups and would be subject to a Section 280G cutback if such a cutback would result in a greater after-tax benefit to the executive.

In addition, each executive is subject to an ongoing confidentiality obligation and to non-solicitation of customer and employee covenants while employed by Provident or such successor corporation and for three years thereafter.

Non-Employee Directors’ Severance Plan.  Provident maintains a Non-Employee Directors’ Severance Plan which provides that if a non-employee director’s service is terminated within the twelve months following a change in control, the director will be eligible to receive a lump sum cash severance payment equal to five times the director’s annual retainer amount minus any retainer fee paid to such director following the change in control. Assuming that the merger is consummated on April 1, 2009 and each non-employee director is terminated immediately thereafter, the amount that will be payable to each non-employee director is approximately $162,500.

Membership on M&T’s Board.  Upon the successful consummation of the merger, Mr. Gary N. Geisel, Chairman of the Board of Directors and Chief Executive Officer of Provident, will become a member of the M&T Board of Directors. For more information concerning the M&T Board of Directors following completion of the merger, see “The Merger — Board of Directors and Management of M&T Following Completion of the Merger” on Page 36.

Indemnification and Insurance

The merger agreement requires M&T to indemnify and advance expenses to present and former directors and officers of Provident and its subsidiaries against all costs or expense, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions prior to the completion of the merger, to the extent provided under Provident’s restated articles of incorporation or amended and restated by-laws or indemnification agreements in effect on the date of the merger agreement and, in addition, to the fullest extent permitted by law. The merger agreement also provides that, for a period of six years after completion of the merger, M&T will use its reasonable best efforts to provide directors’ and officers’ liability insurance to reimburse current and former directors and officers with respect to claims arising at or prior to the completion of the merger. The insurance will contain at least the same coverage and amounts and contain terms and conditions that are not less advantageous than the current coverage provided by Provident, except that M&T is not required to incur annual premium expense greater than 250% of Provident’s current annual directors’ and officers’ liability insurance premium. In lieu of the insurance described in the preceding sentences, M&T may, at its option, purchase prepaid or “tail” directors’ and officers’ liability insurance coverage no less favorable than the coverage described in the preceding sentences.

Litigation Relating to the Merger

On December 30, 2008, an action captioned Gilbert Feldman v. Provident Bankshares Corporation, et al. was filed in the Circuit Court for Baltimore City, Maryland on behalf of a putative class of Provident stockholders against Provident, certain of its current and former directors, and M&T. The complaint alleges that the Provident director defendants breached their fiduciary duties of loyalty, good faith, due care and disclosure by approving the merger, and that M&T aided and abetted in such breaches of duty. The complaint seeks, among other things, an order enjoining the defendants from proceeding with or consummating the merger, and other equitable relief. On January 29, 2009, the plaintiff filed an amended complaint that added allegations contending that certain Provident public disclosures regarding the transaction were misleading. On the same day, plaintiff filed a motion seeking expedited discovery in the proceeding.

On February 17, 2009, the putative class representative and defendants entered into a memorandum of understanding with regard to the settlement of this action. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in the action that were or could have been brought challenging any aspect of the proposed merger, the merger agreement, and any disclosure made in connection therewith. In addition, it is expected that plaintiff’s counsel will seek an award of attorneys’ fees and expenses to be paid by Provident and/or its successor(s) in interest. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

THE AGREEMENT AND PLAN OF MERGER

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of M&T’s Board of Directors and Provident’s Board of Directors has declared advisable the merger agreement, which provides for the merger of Provident with and into Merger Sub, with Merger Sub being the surviving corporation in the merger and remaining a subsidiary of M&T. Each share of Provident common stock, par value $1.00 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of Provident common stock held by Provident or M&T or their subsidiaries, will be converted into the right to receive 0.171625 of a share of M&T common stock, which we refer to herein as the exchange ratio. If the number of shares of common stock of M&T changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then a proportionate adjustment will be made to the exchange ratio.

M&T will not issue any fractional shares of M&T common stock in the merger. Provident common stockholders who would otherwise be entitled to a fractional share of M&T common stock will instead receive an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily high and low per share sales prices of M&T common stock on the NYSE for the last trading day immediately prior to the closing date of the merger.

The Provident articles of incorporation as in effect at the time of the merger will be the articles of incorporation of the surviving corporation (the name of the surviving corporation will be Provident Bankshares Corporation), and the by-laws of Merger Sub, as then in effect, will be the by-laws of the surviving corporation.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “Conditions to Complete the Merger” below.

The merger will become effective when articles of merger are filed with the Maryland State Department of Assessments and Taxation. However, we may agree to a later time for completion of the merger and specify that time in accordance with Maryland law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the completion of the merger will occur in the second quarter of 2009, but we cannot guarantee when or if the merger will be completed.

Treatment of Provident Stock Options and Provident Restricted Stock

Under the terms of the merger agreement, upon completion of the merger, the outstanding and unexercised stock options to acquire Provident common stock will fully vest and be converted into stock options to acquire M&T common stock adjusted to reflect the exchange ratio applicable to Provident common stock generally as follows:

•	the number of shares of M&T common stock subject to the adjusted M&T stock option will equal: (1) the number of shares of Provident common stock subject to the Provident stock option as of immediately prior to the completion of the merger multiplied by (2) the exchange ratio of 0.171625, rounded down to the nearest whole share; and

•	the exercise price per share of the adjusted M&T stock option will equal: (1) the exercise price per share of the Provident stock option as of immediately prior to the completion of the merger divided by (2) the exchange ratio of 0.171625 (rounded up to the nearest whole cent).

With respect to Provident restricted shares, under the terms of the merger agreement, immediately prior to the completion of the merger, the outstanding Provident restricted shares will fully vest, and, upon completion of the merger, the outstanding Provident restricted shares will be converted into unrestricted shares of M&T common stock adjusted to reflect the exchange ratio applicable to Provident common stock generally as follows:

•	the number of unrestricted shares of M&T common stock will equal: (1) the number of shares of restricted Provident common stock as of immediately prior to the completion of the merger, less any shares of Provident common stock withheld to satisfy tax withholding obligations, multiplied by (2) the exchange ratio of 0.171625 with fractional shares to be satisfied through a cash payment in accordance with the terms of the merger agreement.

Treatment of Provident Preferred Stock

Each share of Provident’s Series A Mandatory Convertible Non-Cumulative Preferred Stock, which we refer to herein as Provident Series A Preferred Stock, issued and outstanding immediately prior to the merger will be converted into the right to receive one share of a series of M&T preferred stock to be designated prior to the completion of the merger as Mandatory Convertible Non-Cumulative Preferred Stock and having powers, preferences and rights such that the holders of the Provident Series A Preferred Stock are not adversely affected by such conversion.

Each share of Provident’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, which we refer to herein as Provident Series B Preferred Stock, issued and outstanding immediately prior to the merger will be converted into the right to receive one share of a series of M&T preferred stock to be designated, prior to the completion of the merger, as Fixed Rate Cumulative Perpetual Preferred Stock and having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the Provident Series B Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Provident Series B Preferred Stock immediately prior to such conversion, taken as a whole.

Conversion of Shares; Exchange of Certificates

The conversion of Provident common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. As promptly as reasonably practicable after the completion of the merger, an exchange agent will exchange certificates representing shares of Provident stock for the merger consideration, without interest, to be received by holders of Provident stock in the merger pursuant to the terms of the merger agreement. M&T will appoint Registrar and Transfer Company as exchange agent in the merger to exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

If any M&T shares are to be issued, or cash payment in lieu of fractional shares made, in a name other than that in which the Provident stock certificates surrendered in exchange for the merger consideration are registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new M&T shares or the payment of the cash in lieu of fractional shares in a name other than that of the registered holder of the Provident stock certificate surrendered, or must establish to the satisfaction of M&T or the exchange agent that any such taxes have been paid or are not applicable.

Letter of Transmittal

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to those persons who were Provident stockholders immediately prior to the completion of the merger. This mailing will contain instructions on how to surrender shares of Provident stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Provident stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

Each of M&T, Merger Sub and the exchange agent will be entitled to deduct and withhold from the consideration payable to any Provident stockholder such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If either of them withholds any such amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until Provident shares of common stock are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to M&T common stock into which shares of Provident common stock may have been converted will accrue but will not be paid. M&T will pay to former Provident common stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Provident stock certificates.

Prior to the completion of the merger, Provident and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	dividends on the Provident common stock consistent with past practice;

•	dividends on the Provident Series A Preferred Stock and the Provident Series B Preferred Stock in accordance with the terms thereof;

•	dividends paid by any wholly owned Provident subsidiary to another wholly owned Provident subsidiary or to Provident;

•	dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by Provident, in accordance with the terms thereof; and

•	the acceptance of shares of Provident common stock in payment of the exercise of a stock option granted under a Provident stock option plan, to the extent that such stock options may be exercised.

Provident has agreed to coordinate with M&T regarding dividend declarations and the related record dates and payment dates so that Provident common stockholders will not receive two or more dividends, or fail to receive one dividend, for any single quarter on their shares of Provident common stock or shares of M&T common stock received in exchange therefore in the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of Provident and M&T relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects and with the exception of the representation concerning the absence of a material adverse effect which must be true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representation, has had or is reasonably likely to materially impair the ability of the company making the representation to consummate the merger, or is materially adverse to the business, financial condition or results of operations of the company making the representation and its subsidiaries, taken as a whole. In determining whether any such materially adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from (1) changes in laws, regulations, or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, (2) changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, (3) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses generally (including changes in interest rates or securities ratings and changes in the markets for securities (including changes in interest rates or securities ratings and changes in the markets for securities), (4) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (5) actions or omissions of a party taken with the prior written consent of the other party or actions that are taken by the parties, consistent with the terms of the merger agreement, to consummate the transactions contemplated by the merger agreement, or (6) announcement of the merger agreement or the transactions contemplated thereby. However, effects attributable to or resulting from any of the developments referred to in items (1) to (4) of the preceding sentence need not be excluded from the material adverse effect determination if such effect is materially disproportionately adverse to the business or financial condition or results of operations of the company making the representation as compared to other companies in the banking or bank holding company businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of M&T and Provident has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	power and authority to execute, deliver and perform its obligations under the merger agreement;

•	stockholder vote requirement;

•	required government filings and consents;

•	the absence of conflicts with, or violations of, (1) organizational documents, (2) applicable law or (3) material agreements, indentures or other instruments, in each case as a result of the merger or entry into the merger agreement;

•	financial reports and regulatory documents;

•	absence of material adverse changes;

•	legal proceedings;

•	regulatory investigations and orders;

•	compliance with applicable law;

•	broker’s fees payable in connection with the merger;

•	environmental liabilities;

•	tax matters;

•	derivative instruments;

•	trust business;

•	insurance coverage; and

•	the inapplicability of state takeover laws.

In addition, Provident has made other representations and warranties about itself to M&T as to:

•	its subsidiaries;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	employee matters, including employee benefit plans;

•	labor matters; and

•	absence of related party transactions.

M&T also has made representations and warranties to Provident regarding the authorization and valid issuance of the M&T stock to pay the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of M&T and Provident to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by M&T and Provident in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between M&T and Provident rather than to establish matters as facts. The merger agreement is described in, and included as Annex B to, this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Provident, M&T or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on Page 68.

Covenants and Agreements

Each of Provident and M&T has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger.

In general, each of M&T and Provident agreed to use its reasonable best efforts in good faith to take all actions and to do all things to permit the completion of the merger as soon as possible. M&T and Provident have also agreed not to take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or take any action that is reasonably likely to result in any of the conditions to the merger set forth in the merger agreement from not being satisfied in a timely manner or in a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation.

Provident has agreed that, with certain exceptions and except with M&T’s prior written consent (which is not to be unreasonably withheld, delayed or conditioned), Provident will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	to operate its business other than in the ordinary course of business or fail to use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or propose the creation of, any additional shares of Provident stock other than pursuant to rights existing on the date of the merger agreement;

•	permit any shares of Provident stock to become subject to new grants or other rights;

•	declare or pay any dividends or other distributions on any shares of its stock, except as set forth above in “Conversion of Shares; Exchange of Certificates; Dividends and Distributions;”

•	undertake certain actions relating to director, officer or employee agreements, compensation, benefits, hiring and promotion;

•	undertake certain corporate transactions, such as mergers and acquisitions, or other transactions, such as sales of assets or incurrence or waivers of indebtedness outside the ordinary course of business or to the extent such actions are material to Provident and its subsidiaries as a whole;

•	amend its articles of incorporation or by-laws or similar governing documents;

•	make any change to its financial accounting methods, except as required by applicable law, generally accepted accounting principles or applicable regulatory accounting requirements;

•	other than in the ordinary course consistent with past practice, and subject to certain other limitations, enter into, renew, amend in any respect or terminate any contract or agreement;

•	settle any claim, action or proceeding, other than payments in cash in the ordinary course of business consistent with past practice that do not exceed $100,000 individually or $250,000 in the aggregate, and that do not create negative precedent for claims that are likely to be material to Provident or, after the completion of the merger, M&T;

•	make any capital expenditures in excess of $50,000 per project or related series of projects or $250,000 in the aggregate;

•	make, change, or revoke any material tax election, change any material method of tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to taxes, file any material tax return or material amended tax return, settle or compromise any material claim for taxes, or surrender any material claim for a refund of taxes; or

•	agree or commit to do any of the actions prohibited by the preceding bullets.

M&T has agreed that, except with Provident’s prior written consent (which is not to be unreasonably withheld, delayed or conditioned), M&T will not, and will not permit any of its subsidiaries to:

•	amend its organizational documents in a way that would affect holders of Provident common stock or holders of Provident preferred stock adversely relative to other holders of M&T common stock or the M&T preferred stock to be issued as consideration for the Provident preferred stock; or

•	declare or pay any extraordinary or special dividend or make any other extraordinary or special distributions with respect to its stock.

M&T has also agreed to take certain actions in order to assume at the time of the completion of the merger Provident’s obligations with respect to its outstanding trust preferred securities and preferred stock and also with respect to certain of Provident’s other debt obligations.

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus and the holding of the special meeting of Provident common stockholders, access to information of the other company, notification to the other party of certain matters and public announcements with respect to the transactions contemplated by the merger agreement. Provident and M&T have also agreed to use reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all third party and governmental permits, consents, approvals and authorizations necessary to consummate the transactions contemplated by the merger agreement. Provident has agreed to consult with M&T regarding certain tax planning matters. To the extent permitted by applicable law, M&T and Provident will also cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the completion of the transactions contemplated by the merger agreement, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide information, data and support and to assist in performing such tasks, including equipment installation, reasonably required to result in a successful integration and conversion of Provident Bank of Maryland into a bank subsidiary of M&T as of the date of completion (see the following section captioned “Bank Merger”).

Bank Merger

M&T and Provident have agreed to enter into a merger agreement pursuant to which Provident Bank of Maryland will merge with and into a bank subsidiary of M&T. The bank merger is intended to become effective after the completion of the merger of Provident with and into Merger Sub.

Reasonable Best Efforts of Provident to Obtain the Required Common Stockholder Vote

Provident has agreed to take all actions necessary to hold a meeting of its common stockholders as promptly as practicable for the purpose of obtaining common stockholder approval of the merger agreement and the transactions contemplated thereby. Provident’s Board of Directors may withdraw, modify, or condition its recommendation that common stockholders approve the merger agreement and the transactions contemplated thereby only if Provident’s Board of Directors determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law. As discussed below, additional requirements apply to any change in recommendation with respect to certain acquisition proposals. Notwithstanding the foregoing, the merger agreement requires Provident to submit the merger agreement and transactions contemplated thereby to a stockholder vote even if its board of directors no longer recommends approval of the merger agreement and the transactions contemplated thereby, in which event the board may communicate its basis for its lack of a recommendation to stockholders.

Agreement Not to Solicit Other Offers

Provident also has agreed that it, its subsidiaries and their officers and directors, will not, and Provident will use all reasonable best efforts to cause its employees and agents not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any acquisition proposal (as defined below) or engage in any discussions or negotiations concerning, or provide confidential information with respect to, an acquisition proposal.

The restrictions apply to any acquisition proposal or offer as to any of the following (other than the merger) involving Provident or any of its significant subsidiaries:

•	any merger, consolidation, share exchange, business combination, or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of the consolidated assets or liabilities of Provident or any of its significant subsidiaries in a single transaction or series of transactions;

•	any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of capital stock of Provident or any of its significant subsidiaries; or

•	any public announcement of a proposal, plan or intention to do, or any agreement to engage in, any of the actions listed in the foregoing bullets.

However, prior to the required stockholder vote being obtained and subject to Provident taking the steps and making the required determinations described below:

•	Provident may provide information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal providing for the acquisition of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of Provident, if (1) such person enters into a confidentiality agreement with Provident at least as favorable as the confidentiality agreement entered into with M&T; and (2) Provident immediately discloses and, if applicable, provides copies of, any such information to M&T to the extent not previously provided;

•	Provident may engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written acquisition proposal; and

•	after having complied with the applicable provisions of the merger agreement, Provident’s Board of Directors may recommend or otherwise declare advisable or propose to recommend or declare advisable (publicly or otherwise) such an acquisition proposal or withdraw or modify in a manner adverse to M&T or Merger Sub, or propose to withdraw or so modify (publicly or otherwise), its recommendation in favor of the merger agreement and the transactions contemplated thereby, if and only to the extent that:

•	prior to taking any such action, Provident’s Board of Directors determines, in good faith, after consultation with its outside legal advisors, that providing such action is required in order for Provident’s Board of Directors to comply with its fiduciary duties;

•	prior to providing information or engaging or participating in discussions or negotiations, Provident’s Board of Directors determines, in good faith, after consultation with its financial advisors, that such acquisition proposal is or is reasonably likely to result in a superior proposal (as defined below);

•	prior to changing its recommendation in favor of the merger agreement, Provident’s Board of Directors determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such acquisition proposal constitutes a superior proposal (as defined below), and M&T has received written notice that Provident intends to recommend or otherwise declare advisable such superior proposal or otherwise effect a change in the recommendation of Provident’s Board of Directors, which notice shall

(x) state expressly that Provident has received an acquisition proposal which Provident’s Board of Directors has determined is a superior proposal and that Provident intends to effect a change of its recommendation and the manner in which it intends or may intend to do so and (y) include the identity of the person making such acquisition proposal and a copy (if in writing) and summary of material terms of such acquisition proposal; provided that any material amendment to the terms of such acquisition proposal shall require a new such notice; and M&T does not make, within five days of receipt of the latest of Provident’s required written notices, an offer that Provident’s Board of Directors determines, in good faith, after consultation with its financial and legal advisors, is at least as favorable, from a financial point of view, to the stockholders of Provident as the competing acquisition proposal. In this case, Provident must notify M&T promptly if its board of directors determines not to change its recommendation and, during such five day period, must negotiate in good faith with M&T with respect to any revisions to the terms of the transactions contemplated by the merger agreement proposed by M&T in response to the competing acquisition proposal.

Provident’s Board of Directors has agreed to promptly (but in no event later than 24 hours) advise M&T, orally and in writing, of (1) the receipt by it (or its officers or directors, its subsidiaries, its subsidiaries’ officers or directors, or any of its employees or agents), of any acquisition proposal, any inquiry which could reasonably be expected to lead to an acquisition proposal, any material modification of or material amendment to any acquisition proposal, any request for nonpublic information relating to Provident or any of its subsidiaries or for access to the properties, books or records of Provident or any subsidiary by any person or entity that informs Provident’s Board of Directors or any subsidiary that it is considering making, or has made, an acquisition proposal; (2) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an acquisition proposal; and (3) the identity of the person making any such proposal or inquiry. Provident has also agreed to keep M&T fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto.

Provident has further agreed:

•	to cease any existing discussions or negotiations with any persons with respect to any acquisition proposal, and to use reasonable best efforts to cause all persons other than M&T who have been furnished with confidential information in connection with an acquisition proposal within the 12 months prior to the date of the merger agreement to return or destroy such information;

•	to use reasonable best efforts to enforce any existing confidentiality or standstill agreements; and

•	not to approve or take any action to render inapplicable to any acquisition proposal any anti-takeover provision under the Maryland General Corporation Law or any similar takeover laws.

A superior proposal is an unsolicited bona fide acquisition proposal that would result or would be reasonably likely to result in any person becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of Provident, that Provident’s Board of Directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to Provident’s stockholders from a financial point of view than the transactions contemplated by the merger agreement.

Expenses and Fees

In general, each of M&T and Provident will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of copying, printing and mailing this joint proxy statement/prospectus will be borne equally by Provident and M&T.

Employee Matters

M&T has agreed to honor all Provident compensation and benefit plans in accordance with their terms (subject to any amendments or termination required by the merger agreement or permitted by the terms of the applicable plans). M&T has also agreed to provide Provident employees with compensation opportunities and pension and welfare benefits that are no less favorable in the aggregate than those provided by Provident as of December 18, 2008. M&T employee benefit plans applicable to similarly situated M&T employees (other than plans frozen to new participants and any grandfathered benefits provided under such plans) are deemed under the merger agreement to meet that standard.

In addition, M&T has agreed, to the extent any Provident employee participates in M&T compensation and benefit plans following the merger, to recognize each such employee’s service with Provident prior to the completion of the merger for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under defined benefit pension plans or that would result in a duplication of benefits). For one year following the merger, Provident employees who continue to be employed by M&T following the merger will receive severance benefits equal to the severance benefits payable under Provident’s applicable severance policy and pursuant to the procedures and administrative terms and conditions of the M&T Bank Corporation Employee Severance Pay Plan.

M&T has agreed to waive any coverage limitations for pre-existing conditions under any M&T health plans, to the extent such limitation would have been waived or satisfied under a corresponding Provident plan and to give credit for any co-payments and deductibles paid under a corresponding Provident health plan for purposes of satisfying any applicable deductible and out-of-pocket requirements under any health plan of M&T.

However, M&T has no obligation to continue the employment of any Provident employee, except Provident employees who have entered into separate employment agreements with M&T, for any period following the merger and may review employee benefit programs from time to time and make such changes as it deems appropriate.

Indemnification and Insurance

The merger agreement requires M&T to indemnify and advance expenses to present and former directors and officers of Provident and its subsidiaries against all costs or expense, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions prior to the completion of the merger, to the extent provided under Provident’s articles of incorporation, as amended, or amended and restated by-laws or indemnification agreements in effect on the date of the merger agreement and, in addition, to the fullest extent permitted by law.

The merger agreement provides that, for a period of six years after the completion of the merger, M&T will use its reasonable best efforts to provide directors’ and officers’ liability insurance to reimburse current and former directors and officers with respect to claims arising at or prior to the completion of the merger. The insurance will contain at least the same coverage and amounts and contain terms and conditions that are not less advantageous than the current coverage provided by Provident, except that M&T is not required to incur annual premium expense greater than 250% of Provident’s current annual directors’ and officers’ liability insurance premium. In lieu of the insurance described in the preceding sentences, M&T may, at its option, purchase prepaid or “tail” directors’ and officers’ liability insurance coverage no less favorable than the coverage described in the preceding sentences.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger agreement and the transactions contemplated thereby by Provident common stockholders;

•	the receipt of all regulatory consents and approvals required in connection with the merger of Provident into Merger Sub and the merger of Provident Bank of Maryland with and into an M&T bank subsidiary (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on Provident or M&T measured on a scale relative to Provident);

•	the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order by any court or other governmental entity, which is in effect and prohibits completion of the merger; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the M&T common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose.

Each of M&T’s, Merger Sub’s, and Provident’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of M&T and Provident of a legal opinion with respect to certain United States federal income tax consequences of the merger; and

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standards provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement (and the receipt by each party of certificates from the other party to such effects).

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of being cured by December 18, 2009, and is cured within 30 days of notice of the breach;

•	if the merger has not been completed by December 18, 2009, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if the Provident common stockholders fail to approve the merger agreement and the transactions contemplated thereby at the special meeting; or

•	if there is any final, non-appealable order permanently enjoining or prohibiting the completion of the merger or any consent, registration, approval, permit or authorization is denied such that the regulatory approval condition to the merger cannot be satisfied as of the closing date.

In addition, M&T may terminate the merger agreement if Provident’s Board of Directors (1) submits the merger agreement to stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation in any manner adverse to M&T or (2) approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an acquisition proposal other than the merger. M&T may also terminate the merger agreement if Provident fails to substantially comply with its obligations with respect to acquisition proposals or obtaining the approval of Provident common stockholders.

Effect of Termination.  If the merger agreement is terminated, it will become void, and there will be no liability on the part of M&T or Provident, except that (1) both M&T and Provident will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including with respect to the payment of fees and expenses and the confidential treatment of information, will survive the termination.

Termination Fee

Provident will pay M&T a $15.8 million termination fee if:

•	an acquisition proposal has been made or proposed to Provident or its stockholders or publicly disclosed and M&T terminates the merger agreement either because Provident’s Board of Directors withdraws or changes its recommendation in favor of the merger or recommends another acquisition proposal or Provident fails to substantially comply with its obligations concerning holding the special meeting or soliciting acquisition proposals; or the merger agreement is terminated by Provident due to failure to obtain the common stockholder approval in such circumstances; or

•	prior to the special meeting, an acquisition proposal is made known to Provident, made directly to Provident common stockholders generally, otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal; the merger agreement is terminated as a result of (i) an incurable, willful breach by Provident; (ii) a failure to obtain stockholder approval; or (iii) by Provident upon a failure to consummate the merger by December 18, 2009; and, in any such case, Provident enters into a definitive agreement to consummate an acquisition proposal within 12 months following such termination and consummates such within 18 months following such termination or, within 12 months following such termination, consummates any acquisition proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement. At any time prior to the completion of the merger, each of M&T and Provident, to the extent legally allowed, may waive in whole or in part any conditions to that party’s obligation to complete the merger.

ACCOUNTING TREATMENT

The merger will be accounted for as a “business combination,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes, with M&T treated as the acquiror. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Provident as of the effective time of the merger will be recorded at their respective fair values and added to those of M&T. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of M&T issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Provident.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Provident common stock that exchange their shares of Provident common stock for shares of M&T common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Provident common stockholders that hold their shares of Provident common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Provident common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Provident common stock that received Provident common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Provident common stock that holds Provident common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Provident common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for United States federal income tax purposes, that holds Provident common stock generally, will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Provident common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to be treated as a reorganization for United States federal income tax purposes. It is a condition to M&T’s obligation to complete the merger that M&T receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Provident’s obligation to complete the merger that Provident receive an opinion from Sullivan & Cromwell, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by M&T and Provident and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. M&T and Provident have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Provided the merger is treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, upon exchanging your Provident common stock for M&T common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of M&T common stock (as discussed below). The aggregate tax basis in the shares of M&T common stock that you receive in the merger, including any fractional share interests deemed received and sold as described below, will equal your aggregate adjusted tax basis in the Provident common stock you surrender. Your holding period for the shares of M&T common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Provident common stock that you surrender in the exchange.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of M&T common stock, you will be treated as having received the fractional share of M&T common stock pursuant to the merger and then as having sold that fractional share of M&T common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of M&T common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Provident common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Provident common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

COMPARATIVE MARKET PRICES AND DIVIDENDS

M&T

M&T common stock is traded on the NYSE under the symbol “MTB.” The following table shows the high and low reported intra-day sales prices per share of M&T common stock as reported by the NYSE and the cash dividends declared per share.

Provident

Provident common stock is traded on NASDAQ under the symbol “PBKS.” The following table sets forth the high and low reported intra-day sales prices as reported by NASDAQ per share of Provident common stock for the periods indicated and the cash dividends declared per share.

	M & T (MTB)			Provident (PBKS)
	High	Low	Dividends	High	Low	Dividends

2009 Quarters
First (through February 12, 2009)	59.08	33.52	0.00	9.66	5.61	0.11
2008 Quarters
Fourth	$99.50	$52.20	$0.70	$12.88	$5.43	$0.11
Third	108.53	53.61	0.70	16.75	4.52	0.11
Second	98.38	69.90	0.70	14.04	5.76	0.11
First	94.03	70.49	0.70	21.65	9.78	0.33
2007 Quarters
Fourth	$108.32	$77.39	$0.70	$33.07	$20.75	$0.32
Third	115.81	97.26	0.70	33.62	27.09	0.32
Second	114.33	104.00	0.60	35.63	31.75	0.31
First	125.13	112.05	0.60	36.74	32.18	0.31

On December 16, 2008, the trading day on which the exchange ratio was calculated, the high and low sales prices of shares of M&T common stock as reported on the NYSE were $62.27 and $58.25, respectively. On December 18, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of M&T common stock as reported on the NYSE were $62.22 and $59.44, respectively. On February 12, 2009, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of M&T common stock as reported on the NYSE were $39.44 and $36.35, respectively.

On December 16, 2008, the trading day on which the exchange ratio was calculated, the high and low sales prices of shares of Provident common stock as reported on the NASDAQ were $6.99 and $6.31, respectively. On December 18, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Provident common stock as reported on the NASDAQ were $6.33 and $5.43, respectively. On February 12, 2009, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of Provident common stock as reported on the NASDAQ were $6.41 and $5.95, respectively.

As of the record date, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately 11,185 registered holders of M&T common stock and approximately 3,796 registered holders of Provident common stock.

Past price performance is not necessarily indicative of likely future performance. Because market prices of M&T and Provident common stock will fluctuate, you are urged to obtain current market prices for shares of M&T and Provident common stock. The market price of M&T common stock and Provident common stock will fluctuate between the date of this proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of M&T common stock or Provident common stock before or after the effective date of the merger. M&T may repurchase shares of its common stock in accordance with applicable legal guidelines. The actual amount of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits M&T from purchasing shares of its common stock from the date this proxy statement/prospectus is first disseminated to stockholders until completion of the special meeting of common stockholders. Certain other restrictions on M&T’s repurchase of shares of its common stock apply as a result of M&T’s participation in the TARP Capital Purchase Program.

M&T’s timing, payment and amount of dividends (when, as and if declared by M&T’s Board of Directors out of funds legally available) remains subject to determination by M&T’s Board of Directors. M&T has previously paid regular quarterly cash dividends of $0.70 per share. In the ordinary course of business, M&T is dependent upon dividends from its subsidiaries, M&T Bank, and M&T Bank, National Association to provide funds for the payment of dividends to stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of M&T Bank or M&T Bank, National Association to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under Federal Reserve Board regulations, the Federal Reserve Board has the authority to prohibit bank holding companies from engaging in activities that the Federal Reserve Board considers unsafe or unsound banking practices. Under certain circumstances, the Federal Reserve Board may take the position that payment of dividends by M&T would constitute an unsafe or unsound banking practice in light of its financial condition. Under Federal Reserve Board policies, a bank holding company should pay cash dividends on its common stock only out of income available over the past year and should not pay cash dividends if such payment would undermine its ability to serve as a source of strength to its banking subsidiaries. M&T’s ability to pay cash dividends is further limited by its obligation to maintain adequate levels of capital in accordance with the Federal Reserve Board’s capital adequacy guidelines. In addition, M&T’s agreements with the U.S. Department of the Treasury with respect to M&T’s participation in the TARP Capital Purchase Program contains limitations on certain actions of M&T, including, but not limited to, the payment of cash dividends on M&T common stock in excess of the current quarterly cash dividend of $0.70 per share and the repurchase of M&T common stock during the first three years, unless all of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share and liquidation preference of $1,000 per share (the “M&T Preferred Stock”) has been redeemed or transferred to third parties or the U.S. Department of Treasury otherwise consents.

In the period before completion of the merger, Provident is permitted by the merger agreement to continue to pay regular quarterly cash dividends on its common stock consistent with its recent practices. Provident has agreed in the merger agreement to coordinate with M&T regarding dividend declarations and the related record dates and payment dates so that Provident common stockholders will not receive two or more dividends, or fail to receive one dividend, for any single quarter. Accordingly, prior to the merger, Provident will coordinate and alter its dividend record dates in order to effect this policy. Dividends remain subject to determination by Provident’s Board of Directors (including as to timing and amount), applicable law, contractual restrictions including the terms of its preferred stock and the availability of funds, and cash dividends to holders of its Series A Mandatory Convertible Non-Cumulative Preferred Stock and recently issued Fixed Rate Cumulative Perpetual Preferred Stock, Series B in accordance with the provisions of its articles of incorporation, as amended, governing such stock.

The payment, timing and amount of dividends by M&T or Provident on their common stock in the future, either before or after the merger is completed, are subject to the determination of each company’s respective Board of Directors and depend on cash requirements, contractual restrictions, its financial condition and earnings, legal and regulatory considerations and other factors. See “Recent Developments” on Page 8 for more information concerning dividends.

INFORMATION ABOUT M&T AND PROVIDENT

M&T

M&T is a New York business corporation which is registered as a bank holding company under the Bank Holding Company Act and under Article III-A of the New York Banking Law. M&T was incorporated in November 1969. As of September 30, 2008, M&T and its subsidiaries had consolidated total assets of $65.2 billion, deposits of

$42.5 billion and stockholders’ equity of $6.4 billion. M&T had 12,124 full-time and 1,405 part-time employees as of September 30, 2008.

At September 30, 2008, M&T had two wholly owned bank subsidiaries: M&T Bank and M&T Bank, National Association. The banks collectively offer a wide range of commercial banking, trust and investment services to their customers. At September 30, 2008, M&T Bank represented 98% of the consolidated assets of M&T. M&T Bank operates branch offices in New York, Maryland, Pennsylvania, Virginia, West Virginia, New Jersey, Delaware and the District of Columbia.

M&T regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market value, and, therefore, some dilution of M&T’s tangible book value and net income per common share may occur in connection with any future transaction.

M&T’s principal executive offices are located at One M&T Plaza, Buffalo, New York 14203.

Provident

Provident is a Maryland corporation which is registered as a bank holding company under the Bank Holding Company Act, as amended, and parent of Provident Bank of Maryland, a Maryland chartered stock commercial bank. As of September 30, 2008, Provident and its subsidiaries had consolidated total assets of $6.4 billion, deposits of $4.6 billion and stockholders’ equity of $0.54 billion. Provident had 1,592 full-time and 177 part-time employees as of September 30, 2008.

Provident Bank of Maryland serves individuals and businesses through a network of banking offices and ATMs in Maryland, Virginia, and southern York County, Pennsylvania. Related financial services are offered through its wholly owned subsidiaries. Securities brokerage, investment management and related insurance services are available through Provident Investment Company and leases through Court Square Leasing.

Provident’s principal executive offices are located at 114 East Lexington Street, Baltimore, Maryland 21202.

DESCRIPTION OF M&T CAPITAL STOCK

As a result of the merger, Provident common stockholders who receive shares of M&T common stock in the merger will become stockholders of M&T. Your rights as stockholders of M&T will be governed by New York law and the restated certificate of incorporation, as amended, and the amended and restated by-laws of M&T. The following description of the material terms of M&T’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of New York law, M&T’s restated certificate of incorporation, as amended, and amended and restated by-laws and federal law governing bank holding companies carefully and in their entirety.

General

M&T’s authorized capital stock consists of 250,000,000 shares of common stock, par value $0.50 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the record date, there were 111,111,640 shares of M&T common stock outstanding. As of the record date, there were 600,000 shares of M&T’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share and liquidation preference of $1,000 per share, (the “M&T Series A Preferred Stock”) outstanding (held by the U.S. Department of Treasury in connection with M&T’s participation in the TARP Capital Purchase Program). The U.S. Department of Treasury also holds a ten-year warrant (the “M&T Warrant”) to purchase up to 1,218,522 shares of M&T common stock, at an initial exercise price of $73.86 per share, subject to certain anti-dilution and other adjustments. In addition, as of the record date, 13,324,733 shares of M&T common stock were reserved for issuance upon conversion or exercise of outstanding stock options and awards.

Because M&T is a holding company, the rights of M&T to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of M&T’s stockholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that M&T itself may be a creditor of that subsidiary with recognized claims. Claims on M&T’s subsidiaries by creditors other than M&T will include substantial obligations with respect to deposit liabilities and purchased funds.

Preferred Stock

The M&T Board of Directors is authorized to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series and to provide for the issuance of the preferred stock. If and when any further M&T preferred stock is issued, the holders of M&T preferred stock may have a preference over holders of M&T common stock in the payment of dividends, upon liquidation of M&T, in respect of voting rights and in the redemption of the capital stock of M&T.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A.  On December 19, 2008, M&T filed with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of the M&T Series A Preferred Stock in connection with M&T’s participation in the TARP Capital Purchase Program. On December 23, 2008, M&T issued the M&T Series A Preferred Stock to the U.S. Department of the Treasury; agreements entered into in connection with the issuance grant the holders of the M&T Series A Preferred Stock, the M&T Warrant and the M&T common stock to be issued under the M&T Warrant certain registration rights.

The terms of the M&T Series A Preferred Stock provide that holders of the M&T Series A Preferred Stock are entitled to, as and when declared by the board of directors, cumulative cash dividends at a rate per annum equal to 5% per annum until February 14, 2014 or 9% per annum after February 14, 2014, payable quarterly in arrears. No dividends may be paid on M&T’s common stock or other junior stock unless all the accrued and unpaid dividends for all past dividend periods, including the latest dividend period, have been paid in full on the M&T Series A Preferred Stock. The M&T Series A Preferred Stock is redeemable on or after February 15, 2012 by M&T, subject to approval of the appropriate federal banking agency, in whole or in part, at a redemption price equal to the sum of the liquidation amount per share and any accrued and unpaid dividends to but excluding the redemption date. The M&T Series A Preferred Stock is also redeemable prior to February 15, 2012 on the same terms as described in the preceding sentence, at M&T’s option but subject to the approval of the appropriate federal bank agency, if M&T has received aggregate gross proceeds of not less than 25% of the aggregate liquidation amount of the M&T Series A Preferred Stock and, after the Closing, the M&T Series C Preferred Stock, measured on the respective initial date of each series’ issuance, from one or more “Qualified Equity Offerings” and the aggregate redemption price does not exceed the aggregate net cash proceeds received by M&T from such Qualified Equity Offerings. Qualified Equity Offerings with respect to the M&T Series A Preferred Stock means the sale and issuance for cash after December 23, 2008 by M&T of perpetual preferred stock or common stock qualifying as Tier 1 capital.

Holders of the M&T Series A Preferred Stock will have no voting rights except in limited circumstances, including with respect to the election of two directors, whose seats are automatically added to the then current board, in certain circumstances where dividends have not been paid for six quarterly dividend periods or more, and with respect to creating or authorizing shares of classes of stock senior to the M&T Series A Preferred Stock, amending the Certificate of Incorporation of M&T so as to adversely affect the rights, preferences, privileges or voting powers of the M&T Series A Preferred Stock, or consummating a binding share exchange or reclassification involving the M&T Series A Preferred Stock or a merger or consolidation of M&T unless the M&T Series A Preferred Stock remains outstanding or is exchanged for preferred stock with rights, preferences, privileges, and voting powers, taken as a whole, that are not materially less favorable to the holders as compared to immediately prior to such transaction.

Holders of M&T Series A Preferred Stock shares have no rights to exchange or convert such shares into any other securities.

Mandatory Convertible Non-Cumulative Preferred Stock, Series B.  Prior to the completion of the merger, M&T will file with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of a new series of Mandatory Convertible Non-Cumulative Preferred Stock, Series B, par value $1.00 per share and liquidation preference of $1,000 per share (the “M&T Series B Preferred Stock”). Upon the completion of the merger, under the terms of the merger agreement, each share of the Provident Series A Preferred Stock will be exchangeable for one share of M&T Series B Preferred Stock.

The terms of the M&T Series B Preferred Stock provide that on April 1, 2011 each share of M&T Series B Preferred Stock will automatically convert (unless previously converted at the option of the holders) into a number of shares of M&T common stock equivalent to the conversion rate of 16.345222, subject to certain anti-dilution adjustments. Holders may elect to convert at any time prior to that date by written notice to M&T. The M&T Series B Preferred Stock will pay non-cumulative dividends in cash, when declared by the M&T Board of Directors, at a rate of 10.0% per annum on the liquidation preference of $1,000 per share, payable quarterly in arrears. In the event that M&T increases its quarterly dividend on its common stock above $0.9614, the holders of the M&T Series B Preferred Stock will be entitled to an additional dividend at a rate per annum equal to the percentage increase above $0.961 multiplied by 10.0%. No dividends may be paid on M&T’s common stock or other junior stock unless dividends have been paid in full on the M&T Series B Preferred Stock. The M&T Series B Preferred Stock ranks on a parity with the M&T Series A Preferred Stock and the M&T Series C Preferred Stock with respect to dividend and liquidation rights.

M&T Series B Preferred Stock is not redeemable. Holders of the M&T Series B Preferred Stock will have no voting rights, except in limited circumstances including with respect to any amendment, whether by merger, consolidation, combination, reclassification or otherwise, of any provisions of the Certificate of Incorporation of M&T so as to adversely affect the holders of the M&T Series B Preferred Stock, including, without limitation, the creation, issuance or increase in the authorized number of shares of any class or series of senior stock.

Fixed Rate Cumulative Perpetual Preferred Stock, Series C.  Prior to the completion of the merger, M&T will file with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of a new series of Fixed Rate Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share and liquidation preference of $1,000 per share (the “M&T Series C Preferred Stock”). Upon the completion of the merger, under the terms of the merger agreement, each share of the Provident Series B Preferred Stock will be exchangeable for one share of M&T Series C Preferred Stock. The Provident Series B Preferred Stock was issued to the U.S. Department of the Treasury in connection with Provident’s participation in the TARP Capital Purchase Program. M&T will also succeed to the rights and obligations of Provident in the agreement with the U.S. Department of the Treasury, including a warrant issued by Provident.

The terms of the M&T Series C Preferred Stock provide that holders of the M&T Series C Preferred Stock are entitled to, as and when declared by the board of directors, cumulative cash dividends at a rate per annum equal to 5% per annum until November 14, 2013 or 9% per annum after November 14, 2013, payable quarterly in arrears. No dividends may be paid on M&T’s common stock or other junior stock unless all the accrued and unpaid dividends for all the past dividend periods, including the latest dividend period, have been paid in full on the M&T Series C Preferred Stock. The M&T Series C Preferred Stock is redeemable on or after November 15, 2011 by M&T, subject to approval of the appropriate federal banking agency, in whole or in part, at a redemption price equal to the sum of the liquidation amount per share and any accrued and unpaid dividends to but excluding the redemption date. The M&T Series C Preferred Stock is also redeemable prior to November 15, 2011 on the same terms as described in the preceding sentence, at M&T’s option but subject to the approval of the appropriate federal bank agency, if M&T has received aggregate gross proceeds of not less than 25% of the aggregate liquidation amount of the M&T Series C Preferred Stock and the M&T Series A Preferred Stock, measured on the respective initial date of each series’ issuance, from one more “Qualified Equity Offerings” and the aggregate redemption price does not exceed the aggregate net cash proceeds received by M&T from such Qualified Equity Offerings. Qualified Equity Offerings means with respect to the M&T Series C Preferred Stock, the sale and issuance for cash after November 14, 2008 by M&T of perpetual preferred stock or common stock qualifying as Tier 1 capital.

Holders of the M&T Series C Preferred Stock will have no voting rights except in limited circumstances, including with respect to the election of two directors, whose seats are automatically added to the then current board, in certain circumstances where dividends have not been paid for six quarterly dividend periods or more and with respect to creating or authorizing shares of classes of stock senior to the M&T Series A Preferred Stock, amending the Certificate of Incorporation of M&T so as to adversely affect the rights, preferences, privileges or voting powers of the M&T Series C Preferred Stock, or consummating a binding share exchange or reclassification involving the M&T Series C Preferred Stock or a merger or consolidation of M&T unless the M&T Series C Preferred Stock remains outstanding or is exchanged for preferred stock with rights, preferences, privileges, and voting powers, taken as a whole, that are not materially less favorable to the holders as compared to immediately prior to such transaction.

Holders of M&T Series C Preferred Stock shares have no rights to exchange or convert such shares into any other securities.

Common Stock

The common stock are entitled to share ratably in dividends when and if declared by the M&T Board of Directors from funds legally available for the dividends. In the event of liquidation, dissolution or winding-up of M&T, whether voluntary or involuntary, the holders of M&T common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding M&T preferred stock. M&T common stock is neither redeemable nor convertible into another security of M&T.

Each holder of M&T common stock has one vote for each share held on matters presented for consideration by the stockholders.

Each director of M&T is elected at an annual meeting of stockholders or at any meeting of stockholders held in lieu of such annual meeting and holds office until the next annual meeting and until his or her successor has been elected and qualified.

The holders of M&T common stock have no preemptive rights to acquire any additional shares of M&T common stock. Unless approved by the executive committee of the M&T Board of Directors (which shall include the affirmative vote of the director designated by Allied Irish Banks, p.l.c. (“AIB”)), for as long as AIB holds 15% or more of the outstanding shares of common stock of M&T, M&T may not issue shares of common stock of M&T for purposes of acquiring any assets or businesses if the issued shares will exceed 10% of the aggregate voting power of the outstanding voting securities of M&T. In addition, M&T common stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of M&T common stock under certain circumstances.

For more information regarding the rights of holders of M&T common stock, please see the description captioned “Comparison of Common Stockholder Rights,” commencing below.

COMPARISON OF COMMON STOCKHOLDER RIGHTS

The rights of M&T stockholders are governed by the New York Business Corporation Law, or NYBCL, and M&T’s restated certificate of incorporation, as amended, and amended and restated by-laws. The rights of Provident stockholders are governed by the Maryland General Corporation Law, or MGCL, and Provident’s articles of incorporation, as amended, and amended and restated bylaws. After the merger, the rights of Provident’s common stockholders that receive M&T shares will be governed by the NYBCL and M&T’s restated certificate of incorporation and amended and restated by-laws. The following discussion summarizes the material differences between the rights of Provident common stockholders and the rights of M&T’s common stockholders. We urge you to read M&T’s restated certificate of incorporation, as amended, M&T’s amended and restated by-laws, Provident’s articles of incorporation, as amended, Provident’s amended and restated bylaws, and the NYBCL, the MGCL, and federal law governing bank holding companies carefully and in their entirety.

Authorized Capital Stock

M&T.  M&T’s restated certificate of incorporation, as amended, authorizes it to issue up to 250,000,000 shares of common stock, par value $0.50 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the record date, there were 111,111,640 shares of M&T common stock outstanding, and 600,000 shares of the M&T Preferred Stock were outstanding.

Provident.  Provident’s articles of incorporation, as amended, authorize Provident to issue up to 100,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of the record date, there were 33,511,560 shares of Provident common stock outstanding, of which not more than 10,550,701 shares were held in the treasury of Provident. As of the record date, there were 200,400 shares of Provident preferred stock outstanding, of which 49,400 shares were designated as Series A Mandatory Convertible Non-Cumulative Preferred Stock, and 151,000 shares were designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

Size of Board of Directors

M&T.  M&T’s amended and restated by-laws provide that its Board of Directors shall consist of at least 3 directors, unless all of its shares are owned by fewer than three stockholders in which case the Board must consist of at least as many directors as number of stockholders. The exact number of directors may be determined from time to time by action of stockholders or by a majority of the entire M&T Board of Directors. The number of directors may not exceed 28 members without consent of AIB as long as AIB owns at least 15% of the outstanding M&T common stock. As of M&T’s most recent proxy statement filed March 6, 2008, AIB owned approximately 24.25% of the outstanding shares of M&T. The M&T Board of Directors currently has 20 directors. Following the merger, Provident’s designee will be added to the M&T’s Board of Directors.

Provident.  Provident’s amended and restated bylaws provide that its Board shall consist of at least 3 directors. The directors may set the number of directors by resolution of a majority of the entire board, provided that such a resolution may not affect the tenure of office of any director. Provident’s Board of Directors currently has 16 directors.

Classes of Directors

M&T.  M&T’s Board of Directors is not classified. M&T’s amended and restated by-laws provide that each director is elected annually.

Provident.  Provident’s Board of Directors is classified. Provident’s amended and restated by-laws provide that the Board shall be divided into three classes, as nearly equal in number as possible, with the divided classes to hold office in staggered three-year terms. Provident’s Board of Directors currently has 16 directors.

Removal of Directors

M&T.  M&T’s amended and restated by-laws provide that any M&T director may be removed for cause either by a vote of stockholders at a meeting or by three-fourths of the entire Board at a meeting. Any director may be removed without cause by a vote of a majority of shares entitled to vote.

Provident.  Provident’s articles of incorporation, as amended, provide that directors may only be removed for cause and then only by the affirmative vote of the holders of at least 80% of the shares of stock entitled to vote in an election of directors.

Filling Vacancies on the Board of Directors

M&T.  Under M&T’s amended and restated by-laws, vacancies created by any reason other than removal of directors may be filled by a majority of the directors then in office, whether or not a quorum exists. Vacancies created by reason of removal of directors may be filled by vote of stockholders at a meeting. Each director filling a vacancy shall remain in office for the remainder of the unexpired term. M&T stockholders are not entitled to cumulative voting rights in the election of directors.

Provident.  Under Provident’s amended and restated bylaws, vacancies resulting from an increase in the number of directors or other causes other than removal from office may be filled by a majority vote of the remaining directors, whether or not a quorum exists. Each director filling a vacancy shall remain in office for a term expiring at the next annual meeting of stockholders and until his or her successor is duly elected and qualified. Provident stockholders are not entitled to cumulative voting rights in the election of directors. Under MGCL § 2-407, vacancies created by reason of removal of directors may be filled by vote of stockholders at a meeting.

Nomination of Director Candidates by Stockholders

M&T.  M&T’s amended and restated by-laws provide AIB with the authority to designate a certain number of nominees depending on its percent ownership of M&T’s outstanding common stock. So long as AIB owns at least 15% of the outstanding shares of M&T common stock, M&T’s Board of Directors shall nominate and recommend for election at least four director candidates designated by AIB. If AIB owns at least 10% but less than 15% of the outstanding shares of M&T common stock, AIB may designate and M&T’s Board of Directors shall nominate and recommend at least two candidates. If AIB owns at least 5% but less than 10% of the outstanding shares of M&T common stock, AIB may designate and M&T’s Board of Directors shall nominate and recommend at least one candidate. All designees must be reasonably acceptable to M&T.

Provident.  Provident’s amended and restated bylaws provide any stockholder entitled to vote in the election of directors may nominate directors by delivering notice to the principal executive office of Provident not less than 90 days prior to the date of the meeting of stockholders; provided that in the event that less than 100 days’ notice or prior disclosure of the date of the meeting is given to stockholders, notice must be received no later than ten days after such notice or disclosure is given. The notice must set forth (i) the name of the nominee and, all information required to be disclosed under the Exchange Act, including such nominee’s consent to being named in the attendant proxy statement and to serving as a director, (ii) the identity of the name, shareholdings and address of the stockholder providing notice, and (iii) a statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

Calling Special Meetings of Stockholders

M&T.  Under M&T’s amended and restated by-laws, a special meeting of stockholders may be called by M&T’s Board of Directors or M&T’s chief executive officer, or by written request of stockholders representing at least 25% of the outstanding M&T shares entitled to vote.

Provident.  Under Provident’s amended and restated bylaws, a special meeting of stockholders may be called by the chairman of Provident’s Board of Directors, by the President of Provident, or by a majority of the board, and a special meeting of stockholders shall be called by the Corporate Secretary of Provident upon the written request of stockholders representing a majority of all shares outstanding and entitled to vote on the business to be transacted at such special meeting.

Stockholder Proposals

M&T.  M&T’s amended and restated by-laws provide for stockholder proposals to conduct business that is proper for stockholder action at stockholder meetings. Any M&T stockholder making such a proposal must give notice to M&T’s corporate secretary at M&T’s principal executive offices no later than (i) the 120th day prior to the date on which M&T mailed its proxy materials for the preceding year’s annual meeting if the date of the annual meeting is not changed by more than 30 days from that of the preceding year, and (ii) the tenth day following the date of the public disclosure of the date of any other annual or special meeting. The proposal must also set forth (i) the name and address of the stockholder making the proposal, (ii) the classes and number of M&T shares owned by that stockholder, (iii) the business proposed including a brief description, (iv) the reasons for conducting the business at the meeting, (v) any material interest of the stockholder making the proposal in the business proposed and (vi) any other information M&T’s Board of Directors reasonably determines is necessary for the board and stockholders to consider the proposal.

Provident.  Provident’s amended and restated bylaws provide that, at any annual meeting, a stockholder proposal shall only be considered if it relates to a proper subject for stockholder action and advance notice is provided to Provident not fewer than 90 days prior to the meeting; provided, however, that if fewer than 100 days’ notice (or public disclosure) is provided to stockholders of the date of the meeting, then written notice must be provided not later than the close of business on the tenth day following notice or public disclosure of the time of the meeting. Such notice shall include (i) a description of the business desired to be brought at the annual meeting, (ii) the reasons for conducting such business at the annual meeting, (iii) the name, address and shareholdings of the stockholder, (iv) a statement disclosing whether such stockholder is acting with or on behalf of any other person, and if applicable, the identity of such person, and (v) any material interest of the stockholder in such business.

Notice of Stockholder Meetings

M&T.  M&T’s amended and restated by-laws provide that M&T must give notice between 10 and 60 days before any stockholders meeting to each stockholder entitled to vote at such a meeting. The notice shall state the place, date and hour, the purposes of the meeting and indicate the person who called the meeting if not an annual meeting. The notice shall also indicate if any proposed action to be taken at a meeting would trigger dissenters’ appraisal rights.

Provident.  Provident’s amended and restated bylaws provide that Provident must give notice between 10 and 90 days before any stockholders meeting to each stockholder entitled to vote at such a meeting. The notice shall state the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting.

Anti-Takeover Provisions and Other Stockholder Protections

M&T.  Under M&T’s amended and restated by-laws, M&T’s Board of Directors shall not adopt any stockholders rights plan or other measures having the purpose or effect of preventing a transaction or materially delaying any transaction involving a change in control without consent of AIB as long as AIB remains the beneficial owner of at least 15% of the outstanding shares of M&T common stock.

A New York Corporation may elect not to be governed by NYBCL § 912, which places restrictions on certain business combinations with interested stockholders. M&T has made such an election.

NYBCL § 910 provides that a stockholder of a New York corporation has the right, following compliance with certain procedures, to receive payment of the fair value of its shares if the stockholder has the right to vote and does not assent to, among other actions, a merger or consolidation to which the corporation is a party. The right to receive payment of the fair value of the shares is not available in certain circumstances, including if the shares of the corporation are listed on a national securities exchange (as is the case in the present context) or to stockholders of a parent corporation in the case of certain mergers between the parent corporation and a 90%-owned subsidiary corporation. M&T stockholders do not have the right to receive fair value described in the immediately preceding sentences in connection with the merger and consummation of the transactions contemplated by the merger agreement.

Provident.  Under Provident’s articles of incorporation, as amended, and amended and restated bylaws, Provident’s Board of Directors is not prohibited from adopting any stockholders rights plan. Provident’s articles of incorporation, as amended, provide that if the board determines that any actual or proposed transaction which involves a change in control should be rejected, the board may take the following anti-takeover measures: advising stockholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of Provident; selling or otherwise issuing authorized but unissued stock, other securities or treasury stock or granting options with respect thereto; selling any of the assets of Provident; acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and obtaining a more favorable offer from another individual or entity.

The board of a Maryland corporation may opt out of MGCL 3-602, which places restrictions on certain business combination with interested stockholders. Provident’s Board of Directors has not made such an election as a general matter. Provident’s articles of incorporation, as amended, provide that any business combination with interested stockholders require the approval of (a) two-thirds of the outstanding shares entitled to vote generally in the election of directors, voting together as a single voting group, and (b) two-thirds of the holders of shares other than those owned by the interested stockholders and their affiliates, unless the business combination is approved by a majority of the disinterested directors, or certain fair price requirements are met.

Provident’s articles of incorporation, as amended, provide that the board shall, in connection with the exercise of its business judgment involving any actual or proposed transaction which would or may involve a change in control of Provident, in determining what is in the best interests of Provident and its stockholders and in making any recommendation to its stockholders, give due consideration to all relevant factors, including, but not limited to the social and economic effect on the employees, depositors and customers of, and others dealing with, Provident and its subsidiaries and on the communities in which Provident and its subsidiaries operate or are located, and the reputation and business practices of the offeror and its management and affiliates as they would affect the employees.

MGCL § 3-105(e) provides that a proposed consolidation, merger, share exchange, or transfer shall be approved by the stockholders of a corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. Provident’s articles of incorporation, as amended, provide, consistent with this requirement, that the affirmative vote of the holders of two-thirds of the issued and outstanding shares of capital stock entitled to vote shall be required to approve a merger or consolidation of Provident with or into any other corporation (or the sale, lease or exchange of all or substantially all of Provident’s property and assets).

MGCL § 3-702 (the Maryland control share statute) requires a two-thirds vote of disinterested shares in order to approve voting rights for shares held by a stockholder in excess of any one of three thresholds of ownership — 10%, 33% and 50%. The MGCL provides that, unless the charter or by-laws of a corporation provide otherwise, if voting rights for control shares (in excess of the 50% threshold) are approved, all stockholders (other than the acquiring person) shall have the rights under the MGCL of dissenters to a merger. Provident has not adopted articles or bylaws opting out of any part of such statute.

MGCL § 3-202 provides that a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of its shares from the successor if, among other events, the corporation consolidates or merges with another corporation. The fair value provisions of the MGCL do not apply, however, if the shares are, among other categories, traded on a national securities exchange (as is the case in the present context), unless the transaction giving rise to the combination is covered by MGCL § 3-602 or exempted by MGCL § 3-603 (i.e., the Business Combination Moratorium Statute described above), in which case the value of the shares shall be determined with reference to such provisions. Provident stockholders do not have the appraisal rights described in the immediately preceding sentences in connection with the merger and consummation of the transactions contemplated by the merger agreement.

Indemnification of Directors and Officers

M&T.  Under M&T’s amended and restated by-laws, all current and former officers and directors of M&T are indemnified against any threatened, pending or completed actions and appeals to the fullest extent permitted under the NYBCL. An officer or director shall be indemnified for any action initiated by such officer or director if such action was authorized by M&T’s Board of Directors.

NYBCL § 721 prohibits indemnification of officers and directors for acts finally adjudicated to be committed in bad faith, resulting from active or deliberate dishonesty, or resulting in a personal gain to which such an officer or director was not legally entitled.

Provident.  Under Provident’s articles of incorporation, as amended, and amended and restated bylaws, all current and former directors and officers of Provident are indemnified to the fullest extent authorized by the MGCL, including the advance of expenses.

MGCL § 2-418 permits indemnification of any director or officer made party to a proceeding by reason of service in that capacity unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding, and was committed in bad faith or resulted from active and deliberate dishonesty, or that the director or officer actually received an improper benefit in money, property or services, or in the case of any criminal proceeding, that the director or officer had reasonable cause to believe the act or omission was unlawful. A determination must be made that a director or officer has met the required standard of conduct before the director or officer may be indemnified. The determination may be made by a majority vote of disinterested directors, by special legal counsel (selected by the disinterested directors) or by the stockholders.

The MGCL further provides that indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding. However, in a stockholder derivative suit, a corporation may not indemnify a director or officer in respect of a proceeding in which he or she is adjudged liable to the corporation.

The MGCL further provides that a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made party by reason of his or her own service in that capacity, shall be indemnified against reasonable expenses incurred in connection with such proceeding.

The MGCL provides for an advance of reasonable expenses to directors or officers upon the director’s or officer’s written affirmation of his or her good faith belief that he or she has met the required standard of conduct and after undertaking to repay the corporation if it is determined that the standard has not been met.

Amendments to Articles/Certificate of Incorporation and By-Laws

M&T.  Under the M&T amended and restated by-laws, M&T’s by-laws may be amended or repealed by a vote of a majority of shares of M&T entitled to vote in the election of directors, or by a vote of a majority of the entire M&T Board of Directors.

Under NYBCL § 803(a), a corporation’s certificate of incorporation may be amended or changed by a vote of the board and a vote of a majority of all outstanding shares entitled to vote. A corporation’s certificate of incorporation may require a greater vote.

M&T’s restated certificate of incorporation, as amended, and its amended and restated by-laws require the unanimous approval of the M&T Board of Directors or the affirmative vote of at least 80% of the outstanding shares of M&T common stock to amend, modify or repeal the sections of M&T’s by-laws conferring special rights to AIB. This provision automatically terminates on the first date after the date that AIB ceases to be the beneficial owner of at least 5% of outstanding M&T common stock.

Provident.  Under Provident’s articles of incorporation, as amended, and amended and restated bylaws, Provident’s Board of Directors has the power and authority to amend, alter and repeal the bylaws.

Under MGCL § 2-604, a corporation’s charter may be amended only after the board adopts a resolution that declares the proposed amendment is advisable and directs the proposed amendment be submitted for consideration at either an annual meeting or as special meeting of the stockholders. Notice must then be given to each stockholder entitled to vote on the proposed amendment and to each stockholder not entitled to vote on it, if the contract rights of his stock, as expressly set forth in the charter, would be altered by the amendment. MGCL § 2-604(d) requires the proposed amendment be approved by the stockholders of the corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. A corporation’s articles of incorporation may require a greater vote.

Provident’s articles of incorporation, as amended, provide that an amendment of the articles of incorporation requires the approval of the affirmative vote of two-thirds of the issued and outstanding capital stock; except that any amendment concerning certain specified matters including the removal of directors, fixation of the number of directors, and classification of the Board, requires the affirmative vote of 80% of the issued and outstanding shares of capital stock.

LEGAL MATTERS

The validity of the M&T common stock to be issued in connection with the merger will be passed upon for M&T by Mark W. Yonkman, Senior Vice President and General Counsel of M&T. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for M&T by Wachtell, Lipton, Rosen & Katz, and for Provident by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements of M&T and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Provident Bankshares Corporation and subsidiaries included in Provident’s Annual Report on Form 10-K as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report, with respect to the consolidated financial statements, refers to changes in the Corporation’s method of accounting for share-based compensation with the adoption, effective January 1, 2006, of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” and its method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006, in accordance with SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

The prospective financial information for Provident included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Provident. PricewaterhouseCoopers LLP, KPMG LLP and Deloitte & Touche LLP (Provident’s current independent registered public accounting firm) have neither examined, compiled nor performed any procedures with respect to the prospective financial information and, accordingly, PricewaterhouseCoopers LLP, KPMG LLP and Deloitte & Touche LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP and KPMG LLP reports incorporated by reference into this proxy statement/prospectus relate only to the historical financial information of M&T and Provident, respectively. The PricewaterhouseCoopers LLP and KPMG LLP reports do not extend to any prospective financial information and should not be read to do so. The prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

STOCKHOLDER PROPOSALS FOR NEXT YEAR

M&T

To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8) and under M&T’s by-laws for inclusion in M&T’s proxy statement, proxy card, and presentation at M&T’s 2009 Annual Meeting of Stockholders (currently scheduled to be held on April 21, 2009), a proper stockholder proposal must have been received by M&T at its principal offices at One M&T Plaza 5th Floor, Buffalo, NY 14203 no later than November 6, 2008, which is 120 calendar days before the date on which M&T first mailed its proxy statement for 2008. The notice must be in the manner and form required by M&T’s by-laws. If the date of the 2009 Annual Meeting is changed, the dates set forth above may change.

Provident

Provident intends to hold a 2009 annual meeting of stockholders only if the merger agreement is terminated. For a stockholder proposal to be considered for inclusion in Provident’s proxy statement and form of proxy relating to the Provident 2009 annual meeting of stockholders (in the event this meeting is held), the Secretary of Provident must have received the proposal, at 114 East Lexington Street, Baltimore, Maryland 21202, not later than November 12, 2008. However, if Provident’s 2009 annual meeting of stockholders is held on a date more than 30 calendar days from April 16, 2009, a stockholder proposal must be received within a reasonable time before Provident begins to print and mail its proxy solicitation materials for the Provident 2009 annual meeting. Any stockholder proposals will be subject to Rule 14a-8 under the Exchange Act.

Provident’s amended and restated bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days before the date of the annual meeting; provided that if less than 100 days’ notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made.

OTHER MATTERS

As of the date of this proxy statement/prospectus, Provident’s Board of Directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. Provident’s common stockholders may, however, be asked to vote on a proposal to adjourn or postpone the special meeting including, if necessary, to allow more time to solicit votes to approve the merger agreement and the transactions contemplated thereby. If any other matters properly come before the Provident special meeting, or any adjournments or postponements of that meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Provident.

STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement/prospectus is being delivered to multiple stockholders of Provident unless Provident has previously received contrary instructions from one or more of stockholders. Stockholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Computershare Investor Services, Provident’s stock transfer agent at 250 Royall Street, Canton, Massachusetts 02021 (781)-575-2000, Provident will deliver promptly a separate copy of this proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of Provident’s proxy statements and annual reports should provide written or oral notice to Computershare Investor Services, at the address and telephone number set forth above. Holders in “street name” who wish, in the future, to receive separate copies or a single copy of Provident’s proxy statements and annual reports, must contact their banks and brokers.

WHERE YOU CAN FIND MORE INFORMATION

M&T has filed a registration statement with the SEC under the Securities Act that registers the shares of M&T common stock to be issued in the merger to Provident common stockholders and includes this proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about M&T and its common stock, Provident and the combined company. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

In addition, M&T (File No. 1-9861) and Provident (File No. 0-16421) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like M&T and Provident, that file electronically with the SEC. The address of that site is http://www.sec.gov. M&T’s Internet address is http://www.mtb.com and Provident’s Internet address is http://www.provbank.com. The information on our Internet sites is not a part of this proxy statement/prospectus.

You can also inspect reports, proxy statements and other information about M&T at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows M&T and Provident to “incorporate by reference” information into this proxy statement/prospectus. This means that M&T and Provident can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that M&T and Provident have previously filed with the SEC. They contain important information about our companies and their financial condition.

M&T Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2007
Proxy Statement on Schedule 14A	March 6, 2008
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2008; June 30, 2008; September 30, 2008
Current Reports on Form 8-K	April 15, 2008; May 19, 2008; July 14, 2008; September 8, 2008; September 12, 2008; October 21, 2008; November 7, 2008; December 23, 2008; December 24, 2008; January 22, 2009; and January 28, 2009 (in each case, except to the extent furnished but not filed)
The description of M&T common stock set forth in M&T’s registration statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description	January 28, 1997 and May 20, 1998

Provident Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2007
Proxy Statement on Schedule 14A	March 12, 2008
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2008; June 30, 2008; September 30, 2008
Current Reports on Form 8-K	April 11, 2008; April 16, 2008; April 17, 2008; April 25, 2008; May 21, 2008; July 3, 2008; July 17, 2008; August 13, 2008; September 12, 2008; October 17, 2008; October 27, 2008; November 17, 2008; November 19, 2008; December 22, 2008, and January 27, 2009 (in each case, except to the extent furnished but not filed)

M&T and Provident incorporate by reference additional documents that they may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of Provident’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

M&T has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to M&T, and Provident has supplied all such information relating to Provident.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through M&T or Provident, as the case may be, or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address:

M&T Bank Corporation Attention: Shareholder Relations One M&T Plaza Buffalo, New York 14203 (716) 842-5138	Provident Bankshares Corporation Attention: Stockholder Relations 114 East Lexington Street Baltimore, Maryland 21202 (410) 277-2080

If you would like to request documents, please do so by April 1, 2009 to receive them before the Provident special meeting. If you request any incorporated documents from our companies, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that M&T or Provident have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
dated as of December 18, 2008
among
Provident Bankshares Corporation,
Merger Sub, as herein defined,
and
M&T Bank Corporation

INDEX OF DEFINED TERMS

Location of
Term	Definition

Acquisition Proposal	5.6(a)
Affiliate	8.8
Approvals	5.8(a)
Articles of Merger	1.2(a)
Bank Merger	1.4
Benefit Plans	4.3(m)(1)
Change in Recommendation	5.2(b)
Chosen Courts	8.15
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Common Stock	Recital B
Company Material Contract	4.3(k)
Company Meeting	5.2(a)
Company Option	5.9(a)
Company Options	5.9(a)
Company Preferred Stock	Recital B
Company Restricted Stock	5.9(b)
Company Series A Preferred Stock	Recital B
Company Series B Preferred Stock	Recital B
Company Series A Purchase Agreement	5.14
Company Stock Plans	5.9(a)
Confidentiality Agreement	5.6(a)
Consideration	2.1(b)(2)
Disclosure Schedule	4.1
Effective Time	1.2(a)
Employees	4.3(m)(1)
Environmental Laws	4.3(o)
ERISA	4.3(m)(1)
ERISA Affiliate	4.3(m)(3)
ERISA Plans	4.3(m)(2)
Exception Share	2.3(e)
Exchange Act	5.6(a)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(a)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.10(a)
Indemnified Party	5.10(a)
Insurance Amount	5.10(b)
Internal Revenue Code	Recital C
IRS	4.3(m)(2)
Liens	4.3(c)(2)
Maryland Department	1.2(a)

Location of
Term	Definition

Material Adverse Effect	4.2(b)
Material Contract	4.3(k)
Measurement Price	2.2
Merger	1.1(a)
Merger Sub	5.15
MGCL	1.1(b)
Multiemployer Plan	4.3(m)(2)
New Certificate	2.3(a)
New Share	2.3(a)
NYSE	2.2
Old Certificate	2.1(d)
Old Share	2.1(d)
Parent	Preamble
Parent Common Stock	Recital A
Parent Option	5.9(a)
Parent Preferred Stock	Recital A
party	8.11(d)
Pension Plan	4.3(m)(2)
Person	8.11(e)
Plan	Preamble
Previously Disclosed	3.1
Proxy Statement	5.3(a)
Registration Statement	5.3(a)
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6(a)
Rights	4.3(b)(3)
SEC	4.3(f)(1)
Securities Act	4.3(g)(1)
Series A Preferred Consideration	2.1(b)(1)
Series B Preferred Consideration	2.1(b)(2)
Significant Subsidiary	5.6(a)
Single-Employer Plan	4.3(m)(3)
subsidiary	8.8
Superior Proposal	5.6(a)
Surviving Corporation	1.1(a)
Takeover Laws	4.3(t)
Takeover Provisions	4.3(t)
Tax	4.3(p)(4)
Tax Returns	4.3(p)(1)
Taxes	4.3(p)(4)
Termination Date	7.2(b)
Termination Fee	7.4(b)
Treasury Purchase Agreement	3.1(b)
Warrant	3.1(b)

AGREEMENT AND PLAN OF MERGER, dated as of December 18, 2008, (this “Plan”), among M&T Bank Corporation (“Parent”), Provident Bankshares Corporation (“Company”) and, from and after its accession to this Agreement in accordance with Section 5.15, Merger Sub.

RECITALS

A. Parent.  Parent is a New York corporation with its principal executive offices located in Buffalo, New York. As of the date hereof, Parent has (i) 250,000,000 authorized shares of common stock, par value $0.50 per share (“Parent Common Stock”), of which not more than 110,352,254 shares are outstanding and not more than 10,044,357 shares are held in the treasury of Parent, and (ii) 1,000,000 authorized shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”), of which no shares are outstanding.

B. Company.  The Company is a Maryland corporation with its principal executive offices located in Baltimore, Maryland. As of the date hereof, the Company has (i) 100,000,000 authorized shares of common stock, par value $1.00 per share (“Company Common Stock”), of which not more than 33,511,560 shares are outstanding and not more than 10,550,701 shares are held in the treasury of the Company, and (ii) 5,000,000 authorized shares of serial preferred stock, par value $1.00 per share (“Company Preferred Stock”), of which 51,215 shares have been designated as Series A Mandatory Convertible Non-Cumulative Preferred Stock (“Company Series A Preferred Stock”), all of which are outstanding, and 151,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Company Series B Preferred Stock”), all of which are outstanding.

C. Intention of the Parties.  Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D. Approvals.  The board of directors of Parent has determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of its stockholders and authorized Parent to consent to the adoption of this Plan by Merger Sub in accordance with Section 5.15. The board of directors of the Company has (1) declared that this Plan and the transactions contemplated hereby are advisable and (2) directed that this Plan and the transactions contemplated hereby be submitted for consideration at a special meeting of the Company’s stockholders.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1 The Merger.  (a) Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), the Company shall merge with and into Merger Sub (the “Merger”), and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall continue to be governed by the laws of Maryland.

(b) The Merger shall have the effects specified in this Plan and the Maryland General Corporation Law (the “MGCL”).

(c) At the Effective Time, the Certificate of Incorporation of the Company, as then in effect, shall be the Certificate of Incorporation of the Surviving Corporation, except with respect to the name of the Surviving Corporation, and the By-Laws of Merger Sub, as then in effect, shall be the By-Laws of the Surviving Corporation.

(d) The name of the Surviving Corporation shall be the name of the Company.

1.2 Effective Time.  (a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties will execute and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Maryland State Department of Assessments and Taxation (the “Maryland Department”) as provided in Section 3-107 of the MGCL. The Merger shall become effective at such time as the Articles of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b) Parent and the Company will each cause the Effective Time to occur not later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b) and (d) of this Plan, but subject to the satisfaction or waiver of the other conditions set forth in Article VI. Notwithstanding anything to the contrary in this Section 1.2(b), Parent and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the MGCL.

1.3 Closing.  The closing of the Merger (the “Closing”) shall take place at such time and place as Parent and the Company shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Bank Merger.  As soon as practicable after the execution and delivery of this Plan, Provident Bank of Maryland shall enter into an agreement with a Parent bank subsidiary to be specified by Parent, pursuant to which Provident Bank of Maryland will merge with and into such Parent bank subsidiary (the “Bank Merger”). The parties intend that the Bank Merger will become effective immediately following the Effective Time.

1.5 Parent Board.  Parent agrees to cause one current member of the board of directors of the Company designated by the Company and reasonably acceptable to Parent to be appointed to the board of directors of Parent immediately after the Effective Time.

ARTICLE II

Conversion or Cancellation of Shares

2.1 Conversion or Cancellation of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a) Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares (as hereinafter defined), shall be converted into the right to receive, but subject to the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, 0.171625 fully paid and nonassessable shares of Parent Common Stock (the “Exchange Ratio”).

(b) Company Preferred Stock.

(1) Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, but subject to the other provisions of this Section 2.1, one share of a series of Parent Preferred Stock (the “Series A Preferred Consideration”) to be designated, prior to the Closing Date, as Mandatory Convertible Non-Cumulative Preferred Stock and having powers, preferences and rights such that the holders of the Company Series A Preferred Stock are not adversely affected by such conversion.

(2) Each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, but subject to the other provisions of this Section 2.1, one share of Parent Preferred Stock (the “Series B Preferred Consideration” and, together with the Exchange Ratio and the Series A Preferred Consideration, the “Consideration”) to be designated, prior to the Closing Date, as Fixed Rate Cumulative Perpetual Preferred Stock and having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the Company Series B Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Company Series B Preferred Stock immediately prior to such conversion, taken as a whole.

(c) Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation.

(d) Cancellation of Old Shares.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, each share of Company Series A Preferred Stock and each share of Company Series B Preferred Stock is hereinafter defined as an “Old Share”. At the Effective Time, Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration applicable to such Old Shares.

(e) Exception Shares.  At the Effective Time, (1) each Exception Share owned by Parent or the Company or their respective subsidiaries shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor, and (2) each Exception Share held by any direct or indirect wholly owned subsidiary of Parent or the Company shall be converted into the right to receive the Exchange Ratio. “Exception Share” means a share of Company Common Stock or Company Series A Preferred Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by Parent, the Company or a subsidiary of either.

2.2 Fractional Shares.  Notwithstanding any other provision of this Article II, no fractional shares of Parent Common Stock will be issued pursuant to the Merger. Instead, Parent will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of Parent Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Measurement Price. As used in this Plan, the term “Measurement Price” means the average of the daily high and low per share sales prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed by Parent and the Company, for the last trading day immediately prior to the Closing Date.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent.  At or before the Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) (which entity shall be reasonably acceptable to the Company) to act as exchange agent hereunder and make available or cause to be made available to the Exchange Agent certificates or, at Parent’s option, evidence of shares in book entry form (each, a “New Certificate”), representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) in exchange for Company Common Stock, the shares of Parent Preferred Stock issuable pursuant to Section 2.1(b) in exchange for Company Series A Preferred Stock and the shares of Parent Preferred Stock issuable pursuant to Section 2.1(c) in exchange for Company Series B Preferred Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II (collectively, the “Exchange Fund”). Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to Parent. In such event, any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash in lieu of fractional shares pursuant to this Article II shall thereafter be entitled to look exclusively to Parent, and only as a general creditor thereof in the case of cash in lieu of fractional shares, for the shares of Parent Common Stock and/or Parent Preferred Stock and/or cash in lieu of fractional shares to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures.  As promptly as reasonably practicable following the Effective Time, Parent shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of an Old Certificate, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the

Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such Person may be entitled pursuant to this Article II. Each holder of record of an Old Certificate that has surrendered its Old Certificates will be entitled to receive a New Certificate representing the shares of Parent Common Stock or Parent Preferred Stock, as the case may be, issuable in exchange therefor and/or a check representing cash payable pursuant to this Article II. No interest will accrue or be paid with respect to any New Certificates or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Person requesting the exchange (1) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of record of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by law, holders of Company Common Stock who receive Parent Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 2.3(b). For the avoidance of doubt, until such time as the relevant Old Certificates are exchanged for New Certificates, dividends or other distributions payable with respect to the Parent Preferred Stock exchangeable for Company Preferred Stock hereunder will be paid after the Effective Time to any holder of record of the Company Preferred Stock, such holder shall be entitled to vote after the Effective Time at any meeting of holders of Parent Preferred Stock of the applicable series, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan.

(d) Transfers.  At or after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Old Shares.

(e) Lost, Stolen or Destroyed Certificates.  If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Parent or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Exchange Ratio.  If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Exchange Ratio will be adjusted proportionately to account for such change.

2.5 Withholding Rights.  Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Plan such amounts as it is required to deduct and withhold under the Internal Revenue Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the Person in respect to which such deduction and withholding was made.

ARTICLE III

Conduct of Business Pending Merger

3.1 Company Forbearances.  The Company agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as set forth in the corresponding paragraph of its Disclosure Schedule (with respect to the latter exception only and subject to Section 8.11(h), “Previously Disclosed”), without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and will cause each of its subsidiaries not to:

(a) Ordinary Course.  Conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use commercially reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby and thereby.

(b) Capital Stock.  (1) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or authorize or propose the creation of, any additional shares of its stock other than pursuant to Rights outstanding on the date hereof, including for the avoidance of doubt pursuant to the Rights arising under the Warrant to Purchase Common Stock (the “Warrant”) sold by the Company to the United States Department of the Treasury pursuant to that certain Letter Agreement and Securities Purchase Agreement dated as of November 14, 2008 (the “Treasury Purchase Agreement”) or the terms of the Company Preferred Stock, (2) enter into any agreement with respect to the foregoing or (3) permit any additional shares of its stock to become subject to new grants, other Rights or similar stock-based employee rights.

(c) Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend, other than (A) dividends on the Company Common Stock consistent with past practice, (B) dividends on the Company Preferred Stock in accordance with the terms thereof, (C) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries, (D) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof and (E) payments on trust preferred securities, in accordance with the terms thereof or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, change of control, retention, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees or those of its subsidiaries or grant any increase in, set aside assets to fund or accelerate the payment or vesting of, compensation or benefits or pay or provide any compensation or benefits not required to be paid or provided, except (1) for normal individual increases in annual base salary or hourly pay rate to employees who are not directors or executive officers, at times, in amounts and on other terms and conditions in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law, and (3) to satisfy contractual obligations Previously Disclosed.

(e) Benefit Plans.  Enter into, establish, adopt or amend any Benefit Plan, except (1) as may be required by applicable law, (2) to satisfy contractual obligations Previously Disclosed, (3) for technical amendments that are immaterial to both the Company and any participant or (4) as required by such Benefit Plan or this Plan.

(f) Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(g) Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(h) Governing Documents.  Amend its articles of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan.

(i) Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law.

(j) Contracts.  Enter into, renew or terminate any contract or agreement or amendment thereof, that (1), other than loans, funding arrangements and other transactions made in the ordinary course of the banking business consistent with past practice, calls for aggregate annual payments of $250,000 or more and which is not terminable on 60 days or less notice without payment of a premium or penalty, (2) contains any non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) is or would be conducted, (3) contains any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business or (4) contains any provision whereby the consummation of the transactions contemplated hereby would (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or, any right of termination or the loss of any benefit under, such contract or agreement or (B) require any consent or approval under any such contract or agreement.

(k) Claims.  Settle any claim, action or proceeding against it, except for settlements involving only monetary remedies in the ordinary course of business consistent with past practice not in excess of $100,000 individually or $250,000 in the aggregate for all such settlements effected after the date hereof and would not create precedent for claims that are reasonably likely to be material to and the Company or its subsidiaries or, after the Effective Time, Parent or its subsidiaries.

(l) Adverse Actions.  (1) Take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation.

(m) Capital Expenditures.  Make any capital expenditures in excess of (1) $50,000 per project or related series of projects or (2) $250,000 in the aggregate.

(n) Certain Tax Matters.  Make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to Taxes, file any material Tax Return or material amended Tax Return, settle or compromise any material claim for Taxes, or surrender any material claim for a refund of Taxes.

(o) Commitments.  Agree or commit to do any of the foregoing.

3.2 Parent Forbearances.  Parent agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as Previously Disclosed or as required pursuant to this Plan or by applicable law, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and, in the case of (b) only, will cause each of its subsidiaries (including Merger Sub) not to:

(a) Governing Documents.  Amend its Governing Documents in a manner that would affect the holders of Company Common Stock, Company Series A Preferred Stock or Company Series B Preferred Stock adversely relative to other holders of Parent Common Stock, or the Parent Preferred Stock to be issued as Series A Preferred Consideration or Series B Preferred Consideration, respectively.

(b) Adverse Actions.  (1) Take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation, or (3) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

3.3 Coordination of Dividends.  Until the Effective Time, the Company will coordinate with Parent regarding the declaration of any dividends or other distributions with respect to the Company Common Stock and the related record dates and payment dates, it being intended that the holders of the Company Common Stock will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Company Common Stock (including any shares of Parent Common Stock received in exchange therefor in the Merger).

3.4 Cooperation on Tax Matters.  Company shall consult with Parent regarding any significant transactions or Tax Return positions reasonably expected to materially increase or affect the Company’s net operating losses or capital losses for any taxable year or period and shall, in Company’s reasonable discretion, take account of Parent’s views on such matters to the extent reasonably feasible. Until the Effective Time, the Company shall cooperate in good faith with Parent on all Tax matters, including requests by Parent that the Company or any of its subsidiaries participate in certain reorganization transactions prior to the Effective Time.

3.5 Integration Planning.  To the extent permitted by applicable law, commencing following the date hereof, Parent and the Company shall cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the Closing Date, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide information, data and support and to assist in performing such tasks, including equipment installation, reasonably required to result in a successful integration and conversion of Company Bank into Parent Bank at the Closing. Without limiting the foregoing, subject to applicable law, (a) the Company shall provide or cause to be provided to Parent the information and files set forth on Section 3.5 of Parent’s Disclosure Schedule within 10 business days following the date hereof, and (b) promptly after execution of this Agreement, the parties shall prepare a mutually acceptable conversion plan (as it may be modified, amended and supplemented from time to time), covering, among other matters, the conversion timetable, additional data, files and information needed for integration and a definition of the responsibilities and tasks that the parties will have in order to effectuate the integration of their respective business and operating systems by the Closing Date.

ARTICLE IV

Representations

4.1 Disclosure Schedules.  On or prior to the execution and delivery of this Plan, Parent has delivered to the Company a schedule and the Company has delivered to Parent a schedule (respectively, each schedule a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or to one or more of its covenants contained herein; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

4.2 Standard.  (a) For all purposes of this Plan, no representation of Parent or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which shall be true and correct in all material respects, and Sections 4.3(g)(3)(B) and 4.3(g)(4), which shall be true and correct in all respects) shall be deemed untrue, and no party hereto shall be deemed to have breached a representation, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(b) The term “Material Adverse Effect” means an effect which (1) is materially adverse to the business, financial condition or results of operations of Parent, the Surviving Corporation or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) materially impairs the ability of Parent or the Company to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (1) there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, (C) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses generally (including changes in interest rates or securities ratings and changes in the markets for securities), (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of Parent or the Company taken with the prior written consent of the other party or actions that are taken by the parties, consistent with the terms hereof, to consummate the transactions contemplated hereby, or (F) the announcement of this Plan and the transactions contemplated hereby, unless such effect attributable to or resulting from any of clauses (A), (B), (C) or (D) is materially disproportionately adverse to the business or financial condition or results of operations of Parent or the Company, as the context may dictate, as compared to other companies in the banking or bank holding company businesses.

4.3 Representations.  Except as Previously Disclosed (which phrase shall include, in this Section 4.3, all items disclosed or contemplated by the Company’s or Parent’s public Regulatory Filings made prior to the date hereof (but in each case excluding any exhibits, risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer)), the Company hereby represents and warrants to Parent, and Parent hereby represents and warrants to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a) Organization, Standing and Authority.  It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Stock.

(1) The information in Recital A, in the case of Parent, and in Recital B, in the case of the Company, is true and correct.

(2) Its outstanding shares of capital stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(3) Except as set forth in this Plan or as Previously Disclosed, except, in the case of Parent, pursuant to Parent Preferred Stock and except, in the case of the Company, pursuant to Company Preferred Stock or the Warrant, there are no shares of its common stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its capital stock, and it does not have any commitment to authorize, issue or sell any of its capital stock or Rights, except pursuant to this Plan, outstanding options to purchase its capital stock and the Benefit Plans. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person. In the case of the Company, no stock option granted under any Benefit Plan has any “reload” feature nor does any Person have any right to be granted a stock option with such a feature. In the case of the Company, no subsidiary of the Company owns shares of Company Common Stock.

(4) In the case of Parent, any shares of Parent Common Stock or Parent Preferred Stock issued in connection with the Merger have been duly authorized and when issued in the Merger will be validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and not issued in violation of any preemptive rights.

(5) In the case of the Company, none of its bonds, debentures, notes or other indebtedness has the right to vote (or is convertible into, or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its subsidiaries is a party to any voting agreement with respect to the voting of any of its capital stock, voting securities, or other equity interests. Except for this Agreement, neither the Company nor any of its subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its subsidiaries. Neither the Company nor any of its subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or Rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof).

(c) Subsidiaries.

(1) The Company has Previously Disclosed a list of all of its subsidiaries.

(2) In the case of the Company, (A) it owns, directly or indirectly, all the issued and outstanding equity securities of each of its subsidiaries, (B) no equity securities of any of its subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of its subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any its subsidiaries (other than to it or its wholly owned subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities, and (E) all the equity securities of each subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided under state law) and are owned by it or its subsidiaries free and clear of all liens, pledges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”).

(3) In the case of the Company, each of its subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power.  It and each of its subsidiaries has the corporate or other power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby and thereby.

(e) Corporate Authority.

(1) Subject to receipt of the stockholder approval described in Section 4.3(e)(3), this Plan and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action. This Plan is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) In the case of Parent, no vote of the holders of any class or series of Parent’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3) In the case of the Company, the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Company Common Stock entitled to vote to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Plan and the transactions contemplated hereby.

(f) Regulatory Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the Merger except for (A) filings and approvals of applications with and by federal and state banking authorities as Previously Disclosed, (B) filings with the Securities and Exchange Commission (“SEC”) and state securities authorities, (C) the stockholder approval described in Section 5.2(a), (D) the filing of the Articles of Merger with the Maryland Department pursuant to Section 3-107 of the MGCL, and (E) the execution and delivery by the Company and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of the Company’s trust preferred securities instruments and the Company and its subsidiaries’ debt indentures set forth on Section 5.14 of the Company’s Disclosure Schedule.

(2) Subject to receipt of the regulatory approvals and completion of the other matters referred to in the preceding paragraph (the “Regulatory Approvals”), and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination or the loss of any benefit under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or material agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, material agreement, indenture or instrument.

(3) As of the date hereof, it (a) knows of no reason why (1) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (2) the opinion of tax counsel referred to, in the case of Parent, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.

(1) Its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2007 under the Securities Act of 1933, as amended (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(2) Since December 31, 2007, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) In the case of the Company only, since December 31, 2007, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(4) In the case of Parent only, since December 31, 2007, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation.  Except as Previously Disclosed, there is no suit, action or proceeding pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (1) that, individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(i) Regulatory Matters.

(1) Except as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, the “Regulatory Authorities”).

(2) Except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as Previously Disclosed, there are no formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j) Compliance with Laws.  Except as Previously Disclosed, it and each of its subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened.

(k) Material Contracts; Defaults.  Except for those agreements and other documents filed as exhibits to its Regulatory Filings, as of the date hereof, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (2) in the case of the Company, (A) that contains (x) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) is or would be conducted or (y) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (B) that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its subsidiaries of an amount or value in excess of $200,000 over its remaining term, other than loans, funding arrangements and other transactions made in the ordinary course of the banking business, or any such agreement, contract, arrangement, commitment or understanding that is terminable on 60 days or less notice without payment of any termination fee or penalty, (C) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (D) with or to a labor union or guild (including any collective bargaining agreement), (E) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than the Company or its subsidiaries) that is material to the Company or its subsidiaries, or (F) providing for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company). Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 4.3(k), whether or not Previously Disclosed, is referred to as a “Company Material Contract”. Neither the Company nor any of its subsidiaries is in default under any Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers; Fairness Opinion.

(1) No action has been taken by it that would give rise to any claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Plan, except as Previously Disclosed.

(2) Prior to the execution of this Plan, the Company has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Plan.

(m) Employee Benefit Plans.  In the case of the Company,

(1) All benefit, employment, severance, change in control and other compensation and benefits plans, contracts, agreements, policies or arrangements covering the Company’s and each of their subsidiaries current or former employees of it and its subsidiaries (the “Employees”) and its current or former directors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and supplemental pension and executive retirement, qualified and non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans and agreements (the “Benefit Plans”), other than Benefit Plans that are not material, are Previously Disclosed. Copies of all Benefit Plans and all amendments thereto, all summary plan descriptions, the most recently filed Form 5500 and the most recent IRS determination letter have been made available to the other party.

(2) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”) are in substantial compliance with ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (an “ERISA Affiliate”) (each a “Single-Employer Plan”). With respect to each Single-Employer Plan, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Single-Employer Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or is reasonably expected to occur; and (iv) the PBGC has not instituted proceedings to terminate any such Single-Employer Plan and, to the Company’s knowledge, no condition exists that presents a reasonable risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Single-Employer Plan. None of the Company, its subsidiaries or any of their respective ERISA Affiliates has contributed to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of which are not under common control, within the meaning of Section 4063 of ERISA within the past five years.

(4) All material contributions required to be made under each Benefit Plan have been timely made and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings.

(5) As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans. Neither the Company nor any of its subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement.

(6) Neither the execution of this Plan, stockholder approval of this Plan nor the consummation of the transactions contemplated hereby will (w) entitle any of its employees or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans, or (y) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(n) Labor Matters.  In the case of the Company, neither it nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, nor to its knowledge is there any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters.  To its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any Person that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(p) Tax Matters.

(1) (A) All material returns, amended returns or other reports (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to Taxes (as hereinafter defined) (“Tax Returns”) that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all respects, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been duly and timely paid in full, (C) all Taxes that it or any of its subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Entity in a timely manner, to the extent due and payable, and (D) neither it nor any of its subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

(2) In the case of the Company and its subsidiaries, (A) the Tax Returns referred to in clause (A) of subsection (p)(1) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (B) all deficiencies asserted or assessments made as a result of such examinations have been duly and timely paid in full or are being contested in good faith through appropriate proceedings, (C) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) of subsection (p)(1) are currently pending, and (D) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its Taxes or those of its subsidiaries.

(3) In the case of the Company, (A) it has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three most recent fiscal years ended; (B) it has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group of which the Company is or was the common parent) or otherwise has any liability for the Taxes of any Person (other than its own Taxes and those of its subsidiaries); (D) neither it nor any of its subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; and (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied.

(4) As used herein, “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

(q) Derivative Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(r) Trust Business.  It and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to, accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither it nor its subsidiaries, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

(s) Insurance.  It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All of the insurance policies, binders, or bonds maintained by it or its subsidiaries are in full force and effect; it and its subsidiaries are not in material default thereunder.

(t) Takeover Laws and Provisions.  It has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with, and this Plan and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(u) Transactions with Affiliates.  In the case of the Company, there are no transactions, agreements, arrangements or understandings between the Company or its subsidiaries, on the one hand, and the Company’s affiliates (other than wholly-owned subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

ARTICLE V

Covenants

5.1 Reasonable Best Efforts.  Subject to the terms and conditions of this Plan, each of Parent, Merger Sub, and the Company agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as possible and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

5.2 Stockholder Approvals.

(a) The Company agrees to take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of the holders of the Company Common Stock (including any meeting that occurs after any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the approval of this Plan, as well as any other matters required to be approved by the Company’s stockholders for consummation of the Merger.

(b) The board of directors of the Company has adopted resolutions recommending to the stockholders of the Company the approval of this Plan, and the board of directors of the Company shall recommend to the stockholders of the Company the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify, condition or refuse to recommend the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan (a “Change in Recommendation”) if the board of directors of the Company determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law, provided that the board of directors of the Company may not take any such action with respect to an Acquisition Proposal except in compliance with Section 5.6(a)(C). Notwithstanding the foregoing, this Plan and such other matters shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation or its obligations under Section 5.2(a), provided, however, that if the board of directors of the Company shall have effected a Change in Recommendation, then in submitting this Plan to the Company’s shareholders, the board of directors of the Company may submit this Plan to the Company’s shareholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Registration Statement (as defined in Section 5.3(a)) or an appropriate amendment or supplement thereto to the extent required by applicable law.

5.3 Registration Statement/Proxy Statement.  (a) The parties agree jointly to prepare and file with the SEC not later than twenty (20) days after the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger as soon as reasonably possible (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement. Each of Parent, Merger Sub, and the Company agrees to use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and the Company shall thereafter mail or deliver the Proxy Statement to its stockholders; provided, however, that the parties will coordinate the timing of the mailing of the Proxy Statement so as to minimize the impact of limitations under applicable law relating to Parent share repurchases that might apply with respect thereto. Parent also agrees to use all reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of Parent and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

(b) Each of Parent and the Company agrees (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (2) that the Registration Statement and Proxy Statement shall comply with all applicable laws as they relate to Parent, Merger Sub and the Company. Each of Parent and the Company further agrees that, if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement.

(c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.4 Press Releases.  Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to the Merger or this Plan and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NASDAQ Global Select Market or the NYSE, as the case may be. Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5 Access; Information.

(a) Each of Parent and the Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request; provided that the foregoing shall not require Parent or the Company (A) to permit any inspection, or to disclose any information, that in the reasonable judgment of Parent or the Company, as the case may be, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Parent or the Company, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (B) to disclose any privileged information of Parent or the Company, as the case may be, or any of its subsidiaries. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of Parent or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the providing party or (4) is or becomes readily ascertainable from publicly available sources. If this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party, except to the extent such action would be inconsistent with applicable law, regulation, legal process, or the applicable party’s internal policies and procedures.

5.6 Acquisition Proposals.

(a) No Solicitation or Negotiation.  The Company agrees that, except as expressly permitted by this Section 5.6, after the date hereof, neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any Acquisition Proposal or the making or implementation of any Acquisition Proposal, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the vote described in Section 6.1(a) is obtained, the Company may (1) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of the Company, if the Company receives from such Person an executed confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement, dated November 24, 2008, between Parent and the Company (the “Confidentiality Agreement”); it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal, and immediately discloses and, if applicable, provides copies of, any such information to Parent, to the extent not previously provided to Parent; (2) engage or participate in any discussions or negotiations with any Person who has made such unsolicited bona fide written Acquisition Proposal; or (3) after having complied with this Section 5.6, recommend or otherwise declare advisable or propose to recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal or withdraw or modify in a manner adverse to Parent or Merger Sub, or propose to withdraw or so modify (publicly or otherwise), its recommendation in favor of this Plan and the transactions contemplated hereby, if and only to the extent that, (A) prior to taking any action described in clause (1), (2) or (3) above, the board of directors of the Company determines, in good faith, after consultation with its outside legal advisors, that such action is required in order for the board of directors of the Company to comply with its fiduciary duties, (B) in each such case referred to in clause (1) or (2) above, the board of directors of the Company determines, in good faith, after consultation with its financial advisors, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, and (C) in the case referred to in clause (3) above, (i) the board of directors of the Company determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such Acquisition Proposal is a Superior Proposal, (ii) Parent has received written notice that the Company intends to recommend or otherwise declare advisable such Superior Proposal or otherwise effect a Change in Recommendation, which notice shall (x) state expressly that the Company has received an Acquisition Proposal which the board of directors of the Company has determined is a Superior Proposal and that the Company intends to effect a Change of Recommendation and the manner in which it intends or may intend to do so and (y) include the identity of the person making such Acquisition Proposal and a copy (if in writing) and summary of material terms of such Acquisition Proposal; provided that any material amendment to the terms of such Acquisition Proposal shall require a new such notice, and (iii) Parent does not make, within five days of receipt of the latest of Company’s written notices pursuant to clause (ii), an offer that the board of directors of the Company determines, in good faith, after consultation with its financial and legal advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. In the case of clause (C), the Company agrees to notify Parent promptly if its board of directors determines not to change its recommendation and during such five day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transactions contemplated by this Plan proposed by Parent in response to the Superior Proposal. “Acquisition Proposal” means any proposal or offer with respect to the following involving the Company or its Significant Subsidiary: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (iii) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan. “Superior Proposal” means an unsolicited bona fide Acquisition Proposal that would result or would be reasonably likely to result in any Person becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis) or total voting power of the equity securities of the Company, that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Plan. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Notice.  Notwithstanding anything in this Plan to the contrary, the Company shall (1) promptly (but in no event later than 24 hours) advise Parent, orally and in writing, of (A) the receipt by it (or any of the other Persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any subsidiary by any Person or entity that informs the board of directors of the

Company or any subsidiary that it is considering making, or has made, an Acquisition Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (C) the identity of the Person making any such proposal or inquiry and (2) keep Parent fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof.

(c) Existing Discussions.  The Company and its subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding the Company or its subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither the Company nor the board of directors of the Company shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

5.7 Takeover Laws and Provisions.  No party hereto shall take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party hereto shall take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.8 Regulatory Applications.

(a) Parent, Merger Sub, and the Company shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Plan, and Parent shall make all necessary regulatory filings within 20 days of the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations (collectively, “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party appraised of the status of material matters relating to such Approvals and completion of the transactions contemplated hereby.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.9 Options and Restricted Stock.

(a) Treatment of Options.  At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised under any employee stock option or equity compensation plan or arrangement (the “Company Stock Plans”) of the Company (any such option to purchase Company Common Stock being referred to as a “Company Option” or the “Company Options”), whether or not vested or exercisable, shall fully vest and be converted at the Effective Time into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) subject to the Parent Option equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock subject to the Company Option immediately prior to the Effective Time by (y) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; and provided, further, that in the case of any Company Option that is intended to be an incentive stock option under Section 422 of the Internal Revenue Code, the exercise price and the number of shares of Parent Company Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Internal Revenue Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions that were applicable under such Company Option immediately prior to the Effective Time (after taking into account any vesting as of the Effective Time to the extent provided by the original terms of the Company Option). As of the Effective Time, Parent shall assume such Company Options and the plans under which they have been issued.

(b) Restricted Stock.  Immediately prior to the Effective Time, any vesting conditions applicable to any shares of restricted stock of the Company (each a share of “Company Restricted Stock”) granted pursuant to the Company Stock Plans or other Company Benefit Plans shall be waived, and such shares of Company Restricted Stock (less any shares of Company Common Stock withheld to satisfy the tax withholding obligations upon vesting, which shares shall be considered to have been delivered to the holder of Company Restricted Stock) shall be treated the same as all other shares of Company Common Stock in accordance with Article II of this Plan.

(c) Registration.  If registration of any interests in the Company Stock Plan or other Company Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act, Parent shall file with the SEC within three (3) business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plan or other Company Benefit Plans, as applicable, remains in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder (and compliance with any such state laws) continues to be required.

(d) Actions.  Company agrees that prior to the Effective Time each of the Company Stock Plans shall be amended (i) to reflect the transactions contemplated by this Agreement, including the conversion of the Company Options pursuant to Section 5.9(a) of this Agreement and the substitution of Parent for the Company thereunder to the extent appropriate to effectuate the assumption of such Company Stock Plans by Parent, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the Effective Time, and (iii) to the extent requested by Parent in a timely manner and subject to compliance with applicable law and the terms of the plan, to terminate any or all Company Stock Plans effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder). Parent shall take all actions which are necessary for the assumption of the Company Options pursuant to this Section 5.9 including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 5.9. Prior to the Effective Time, the Company, the board of directors of the Company and the Compensation Committee of the board of directors of the Company, as applicable, shall adopt resolutions and take all other actions necessary to effectuate the provisions of Sections 5.9(a) and 5.9(b).

5.10 Indemnification and Insurance.

(a) Following the Effective Time, Parent shall indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its subsidiaries, and any such Person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time (x) to the same extent as such Persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Plan with the Company or any of its subsidiaries and, in the case of the directors and executive officers of the Company (y) without limitation of, and in addition to, clause (x), to the fullest extent permitted by law. In the event of any such Indemnified Liabilities, (i) Parent shall pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and shall otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred and (ii) Parent and the applicable Indemnified Parties shall cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, Parent shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action including, without limitation, reasonable attorneys’ fees and costs.

(b) For a period of six years from the Effective Time, Parent shall use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Company Benefit Plans that serve to reimburse the present and former officers and directors of the Company or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Plan) which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company, provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”), and provided further that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount. In lieu of the insurance described in the preceding sentence, Parent may, at its option, purchase prepaid or “tail” directors’ and officers’ liability insurance coverage no less favorable than the coverage described in the preceding sentence.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall notify Parent thereof; provided that the failure to so notify shall not affect the obligations of Parent under Section 5.10(a) unless and to the extent that Parent is actually and materially prejudiced as a result of such failure. Parent hereby acknowledges notice of all matters Previously Disclosed.

(d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets or deposits to any other entity, or engage in any similar transaction, then and in each case, Parent shall cause proper provision to be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.11 Benefit Plans.  (a) Parent shall from and after the Effective Time, assume and comply with the Benefit Plans and Parent agrees to honor and perform the Company’s and its subsidiaries’ obligations under such plans and agreements in accordance with their terms. Parent shall provide the employees of the Company and its subsidiaries with (1) compensation opportunities and pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof, provided that for this purpose benefits under employee benefit plans of Parent applicable to similarly situated employees of Parent (excluding (x) any such plans that are frozen to new participants and (y) any grandfathered benefits provided under such plans) shall be deemed to be no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof and (2) until the first anniversary of the Effective Time, severance benefits that are equal to the severance benefits provided to employees of the Company and its subsidiaries under the severance policy as disclosed in Section 5.11(a) of the Company’s Disclosure Schedule, and with respect to non-employee directors of the

Company, equal to the severance benefits under the Company’s Non-Employee Director’s Severance Plan dated as of February 19, 2007. Any such severance benefits shall be subject to the employee’s execution and non-revocation of Parent’s customary severance agreement, and such benefits shall, in any event, be provided pursuant to the procedures and administrative terms and conditions of the M&T Bank Corporation Employee Severance Pay Plan. For purposes of clarity, severance benefits shall be provided under either clause (x) or (y) and there shall not be any combination of benefits under such plans. In addition Parent shall (i) provide employees of the Company and its subsidiaries credit for all years of service with the Company or any of its subsidiaries and their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan and as would result in duplication of benefits), (ii) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Benefit Plans) and eligibility waiting periods under group health plans of Parent to be waived with respect to employees of the Company and its subsidiaries who remain as employees of Parent or its subsidiaries (and their eligible dependents) and (iii) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of the Company and its subsidiaries and their beneficiaries and dependents during the portion of the calendar year prior to their participation in Parent’s health plans with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses. Parent and the Company agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries.

(b) The Company and the Parent acknowledge that there shall be a “change in control” of the Company at the Effective Time under the Company Stock Plans and the Benefit Plans specifically identified on Section 5.11(b) of the Company’s Disclosure Schedule. The board of directors and/or the compensation committee of the Company, as applicable, will take all action necessary to ensure that a “change in control” of the Company does not occur in connection with the transactions contemplated by this Agreement prior to the Effective Time under any of the Company Stock Plans and the Benefit Plans identified on Section 5.11(b) of the Company’s Disclosure Schedule.

(c) This Section 5.11 shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 8.13, nothing in this Section 5.11, express or implied: (i) is intended to confer on any person other than the parties to this Plan or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Plan; (ii) shall require the Parent to maintain any specific Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time; and (iii) shall constitute an amendment to any Benefit Plan or any Parent compensation or benefit plan or arrangement.

5.12 Notification of Certain Matters.  Each of Parent and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.13 Exemption from Liability Under Section 16(b).  Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.

5.14 Assumption by Parent of Certain Obligations.  At or before the Closing, Parent shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to the Company, as of the Effective Time, in order to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company) of: (a) the Stock Purchase Agreement dated as of April 9, 2008 relating to certain Company Common Stock and the Company Series A Preferred Stock (the “Company Series A Purchase Agreement”) and the Registration Rights Agreement exhibited thereto, (b) the Treasury Purchase Agreement, (c) the Warrant, and (d) the

indentures, trust agreements and guarantee agreements entered into by the Company, each as more specifically identified on Section 5.14 of the Company’s Disclosure Schedule.

5.15 Formation of Merger Sub; Accession.  As promptly as reasonably practicable after the date hereof, and in any event within five calendar days after the date hereof, Parent shall form a Maryland corporation as a wholly owned subsidiary of Parent (“Merger Sub”). As of its incorporation, Merger Sub shall have its principal executive offices located in Buffalo, New York and shall have 1,000 authorized shares of common stock, par value $0.01 per share, of which 1,000 shares shall be outstanding and none of which shall be held in the treasury of Merger Sub. Promptly after incorporating Merger Sub, (x) Parent, as the sole shareholder of Merger Sub, shall approve and adopt this Agreement and (y) Parent shall cause Merger Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Merger Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary, the obligations of Merger Sub to perform its covenants hereunder shall commence only at the time of its incorporation. Prior to the Effective Time, Parent shall take such actions as are reasonably necessary to cause the board of directors of Merger Sub to unanimously approve this Agreement and declare it advisable for Merger Sub to enter into this Agreement.

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of Parent, Merger Sub, and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent and the Company prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval.  This Plan and the Merger shall have been duly adopted and approved by the requisite vote of the holders of the Company Common Stock.

(b) Governmental and Regulatory Consents.  All statutory waiting periods applicable to the consummation of the Merger shall have expired or been terminated, and, other than the filings provided for in Section 1.2(a), all notices, reports and other filings required to be made prior to the Effective Time by Parent, Merger Sub, or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent, Merger Sub, or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby by Parent, Merger Sub, and the Company shall have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (measured on a scale relative to the Company and its subsidiaries, taken as a whole) or the Company.

(c) No Prohibitions.  No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

6.2 Conditions to Obligation of Parent.  The obligation of Parent and Merger Sub to consummate the Merger is also subject to the fulfillment, or the written waiver by Parent prior to the Effective Time, of each of the following conditions:

(a) Representations.  The representations of the Company set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date) and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Opinion of Tax Counsel.  Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Parent and the Company.

6.3 Conditions to Obligation of the Company.  The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company, prior to the Effective Time of each of the following conditions:

(a) Representations.  The representations of Parent set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Parent.  Parent and Merger Sub shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Opinion of Tax Counsel.  The Company shall have received an opinion of Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of Parent and the Company.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the stockholders of the Company have adopted and approved this Plan), upon the mutual consent of Parent and the Company, by action of their respective boards of directors.

7.2 Termination by Parent.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation shall have become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.2(a) or 6.2(b) would not be satisfied and such breach or failure of a representation to be true is not curable by the Termination Date or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(b) if the Merger shall not have been consummated by the twelve month anniversary of the date hereof (the “Termination Date”), provided that the right to terminate this Plan shall not be available if Parent or

Merger Sub has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the failure of the Merger to be consummated;

(c) if (1) the board of directors of the Company submits this Plan to its stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation referred to in Section 5.2(b) in any manner adverse to Parent, or approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an Acquisition Proposal other than the Merger, or (2) the Company has failed to substantially comply with its obligations under Section 5.2 or Section 5.6;

(d) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at the Company Meeting;

(e) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, or the denial of any consent, registration, approvals, permits and authorizations the failure of which to obtain would cause the condition set forth in Section 6.1(b) not to be satisfied as of the Closing, shall become final and non-appealable (whether before or after the approval by the stockholders of the Company).

7.3 Termination by the Company.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the holders of the Company Common Stock referred to in Section 6.1(a), by action of the board of directors of the Company:

(a) if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (a) shall not be available if the Company has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the occurrence of the failure of the Merger to be consummated;

(b) if the approval of the holders of the Company Common Stock required by Section 6.1(a) shall not have been obtained at the Company Meeting;

(c) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, or the denial of any consent, registration, approvals, permits and authorizations the failure of which to obtain would cause the condition set forth in Section 6.1(b) not to be satisfied as of the Closing, shall become final and non-appealable; or

(d) if there has been a breach of any representation, covenant or agreement made by Parent or Merger Sub in this Plan, or any such representation shall have become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.3(a) or 6.3(b) would not be satisfied and such breach or failure of a representation to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

7.4 Effect of Termination and Abandonment.  (a) In the event of the termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Section 5.5(b), this Section 7.4, and Article VIII) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Plan.

(b) The Company shall pay to Parent a fee of $15,800,000 (the “Termination Fee”) if:

(1) an Acquisition Proposal shall have been made or proposed to have been made to the Company or the stockholders of the Company, or shall have been publicly disclosed, the actions of the Company or its board of directors with respect to such Acquisition Proposal shall entitle Parent to terminate this Plan pursuant to Section 7.2(c), and Parent terminates this Plan pursuant to Section 7.2(c); provided that if the Company terminates this Plan pursuant to Section 7.3(b) in circumstances that would have permitted Parent to terminate this Plan prior to the Company Meeting pursuant to Section 7.2(c), and the Company would have been required to pay Parent the Termination Fee under the first clause of this Section 7.4(b)(1) had Parent so terminated this

Plan, then this Plan shall be deemed terminated pursuant to Section 7.2(c) for purposes of this Section 7.4(b)(1); or

(2) (A) prior to the Company Meeting, an Acquisition Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (B) this Plan is terminated pursuant to:

(i) Section 7.2(a) (other than with respect to a non-willful breach);

(ii) Section 7.2(d);

(iii) Section 7.3(a); or

(iv) Section 7.3(b); and

(C), in any case, (1) within 12 months of such termination the Company enters into a definitive agreement to consummate an Acquisition Proposal and within 18 months of such termination any Acquisition Proposal is consummated; or (2) within 12 months of such termination, any Acquisition Proposal is consummated.

(c) Any Termination Fee due under Section 7.4(b) shall be paid by wire transfer of same-day funds (x) in the case of Section 7.4(b)(1), on the business day immediately following the date of termination of this Plan and (y) in the case of Section 7.4(b)(2), on the date of the first to occur of the events referred to in Section 7.4(b)(2)(C).

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 7.4 shall be $15,800,000.

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Plan, and that, without these agreements, Parent would not enter into this Plan. Accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.4 and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal on the date such payment was required to be made.

ARTICLE VIII

Miscellaneous

8.1 Survival.  Except for the agreements and covenants contained in Articles I and II, Sections 5.3(a), 5.10 and 5.13 and this Article VIII, the representations, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

8.2 Modification or Amendment.  Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3 Waiver of Conditions.  The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4 Counterparts.  For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier or any other electronic means such as e-mail.

8.5 Governing Law.  This Plan shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and to be performed entirely within the State of Maryland.

8.6 Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To Parent or Merger Sub:	To the Company:
M&T Bank Corporation One M&T Plaza Buffalo, New York 14203 Attention: René F. Jones, Chief Financial Officer Mark W. Yonkman, General Counsel	Provident Bankshares Corporation 114 East Lexington Street Baltimore, Maryland 21202 Attention: Robert L. Davis, General Counsel

with copies to:	with copies to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10014 Attention: Edward D. Herlihy Nicholas G. Demmo Facsimile: 212-403-2000	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attention: H. Rodgin Cohen Mark J. Menting Facsimile: 212-558-3588

and: Kilpatrick Stockton LLP Suite 900 607 14th Street, NW Washington, DC 20005-2018 Attention: Paul M. Aguggia Facsimile: 202-204-5630

8.7 Entire Agreement, Etc.  This Plan (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 8.7 being null and void).

8.8 Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.  (a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by Parent or the Company, as the case may be, to cause such action or omission to occur.

8.9 Specific Performance.  The parties hereto agree that if any of the provisions of this Plan were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties will be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

8.10 Expenses.  Except as set forth in Section 7.4(b), each party will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except that Parent and Company will each bear and pay one-half of the costs (excluding the fees and disbursements of counsel, financial advisors and accountants)

incurred in connection with the copying, printing and distributing of the Registration Statement and the Proxy Statement for the approval of the Merger.

8.11 Interpretation; Effect.

(a) In this Plan, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Plan;

(2) to this Plan are to this Plan, and the Annexes and Schedules to it, taken as a whole;

(3) to the “transactions contemplated hereby” includes the transactions provided for in this Plan including the Merger;

(4) to any agreement (including this Plan), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section; and

(5) to any Governmental Entity includes any successor to that Governmental Entity.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Plan as a whole and not to any specific Section.

(c) The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation”.

(d) The word “party” is to be deemed to refer to the Company or Parent.

(e) The word “Person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Plan.

(g) This Plan is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Plan not be construed more strictly with regard to one party than with regard to the other.

(h) The disclosure in any Section of a Disclosure Schedule shall apply only to the indicated section of this Plan except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Plan.

8.12 Severability.  The provisions of this Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13 No Third Party Beneficiaries.  Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Section 5.10 shall inure to the benefit of the Persons referred to therein.

8.14 Waiver of Jury Trial.  Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.14.

8.15 Submission to Jurisdiction; Selection of Forum.  Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Plan or the Merger exclusively in either (1) the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the Commercial Division of the New York Supreme Court, New York County, or (2) any United States District Court or any Maryland State court sitting in Baltimore, Maryland (the “Chosen Courts”), and solely in connection with claims arising under this Plan or the Merger that are the subject of this Plan (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.6 of this Plan.

[next page is a signature page]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

M&T BANK CORPORATION

By:	/s/ René F. Jones
Name:     René F. Jones

Title:	Executive Vice President and
Chief Financial Officer

PROVIDENT BANKSHARES CORPORATION

By:	/s/ Gary N. Geisel
Name:     Gary N. Geisel

Title:	Chairman of the Board of Directors and Chief Executive Officer

Acceded to as of December 22, 2008

First Empire State Holding Company
(Merger Sub)

By:	/s/ René F. Jones
Name: René F. Jones
Title: Executive Vice President,
Chief Financial Officer and
Treasurer

[Signature Page]

ANNEX B

December 18, 2008
Board of Directors
Provident Bankshares Corporation
114 E. Lexington Street
Baltimore, MD 21202

Ladies and Gentlemen:

Provident Bankshares Corporation (“Provident”) and M&T Bank Corporation (“M&T”) have entered into an Agreement and Plan of Merger, dated as of December 18, 2008 (the “Agreement”), pursuant to which Provident will be merged with and into a to be formed wholly-owned subsidiary of M&T (“Merger Sub”), with Merger Sub as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Provident common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the “Provident Common Stock”), except for certain shares as specified in the Agreement, will be converted into the right to receive 0.171625 (the “Exchange Ratio”) of a share of common stock, par value $0.50 per share of M&T (the “M&T Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not defined in this opinion have the meanings given them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Provident Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Provident that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of M&T that we deemed relevant; (iv) internal financial projections for Provident for the years ending December 31, 2008 through December 31, 2012 as prepared by and discussed with senior management of Provident; (v) consensus earnings per share estimates for M&T for the years ending December 31, 2008 and 2009, which were revised to include the Company’s receipt of funds pursuant to TARP and an estimated long-term growth rate as published by I/B/E/S; (vi) the pro forma financial impact of the Merger on M&T, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as discussed with the senior management of Provident; (vii) the publicly reported historical price and trading activity for Provident’s and M&T’s common stock, including a comparison of certain financial and stock market information for Provident and M&T with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (ix) the current market environment generally and the commercial banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Provident the business, financial condition, results of operations and prospects of Provident, including certain matters facing Provident including further potential write-downs to Provident’s investment portfolio and recent downgrades made to bank pooled trust preferred securities by Moody’s which are expected to result in Other Than Temporarily Impaired charges to Provident. We also held discussions with certain members of senior management of M&T regarding the business, financial condition and results of operations of M&T.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Provident or its respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Provident that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Provident and M&T or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

B-1

We did not make an independent evaluation of the adequacy of the allowance for loan losses of Provident and M&T nor have we reviewed any individual credit files relating to Provident and M&T. We have assumed, with your consent, that the respective allowances for loan losses for both Provident and M&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections prepared by the senior management of Provident and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of Provident and, in each case, used by Sandler O’Neill in its analyses, Provident’s management confirmed to us that they reflected the best currently available estimates and judgments of such management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Provident’s and M&T’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements and other financial information made available to us. We have assumed in all respects material to our analysis that Provident and M&T will remain as going concerns for all periods relevant to our analyses, that each party to the Agreement will perform all of the material covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of M&T’s common stock will be when issued to Provident’s shareholders pursuant to the Agreement or the prices at which Provident’s and M&T’s common stock may trade at any time.

We have acted as financial advisor to the Board of Directors of Provident in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Provident has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, in the past we have provided certain investment banking services to Provident and have received fees in connection therewith, including as financial advisor to Provident in connection with Provident’s issuance of Series A preferred shares to various purchasers, including M&T.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Provident and M&T and their affiliates. We may also actively trade the equity or debt securities of Provident and M&T or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

B-2

Our opinion is directed to the Board of Directors of Provident in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Provident as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Provident Common Stock and does not address the underlying business decision of Provident to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Provident or the effect of any other transaction in which Provident might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Provident’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Provident and we express no opinion as to the fairness of the Exchange Ratio to or the effect of the Merger on the holders of preferred stock of Provident.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Provident’s Common Stock from a financial point of view.

Very truly yours,

/s/  Sandler O’Neill & Partners, L.P.

B-3